



Balchem Corporation

Human Nutrition

Animal Nutrition

Healthcare

Providing state-of-the-art solutions

2006
ANNUAL
REPORT

Company Profile

Founded in 1967, Balchem Corporation provides state-of-the-art solutions and the finest quality products for a range of industries worldwide. The Company consists primarily of three business segments: Encapsulated/Nutritional Products, ARC Specialty Products and BCP Ingredients, Inc. Balchem employs numerous technologies and over 200 people nationwide who are engaged in the many diverse activities of developing our Company into a market leader.

Financial Highlights 2006

Statement of Operations Data

(In thousands, except per share data)

Year Ended December 31,	**2006**	2005	2004	2003	2002
Net sales	**$100,905**	$83,095	$67,406	$61,875	$60,197
Earnings before income tax expense	**19,101**	17,191	12,715	8,763	11,845
Income tax expense	**6,823**	6,237	4,689	3,125	4,429
Net earnings	**12,278**	10,954	8,026	5,638	7,416
Basic net earnings per common share*	**$.70**	$.63	$.48	$.35	$.46
Diluted earnings per common share*	**$.67**	$.61	$.46	$.33	$.44

Balance Sheet Data

(In thousands, except per share data)

At December 31,	**2006**	2005	2004	2003	2002
Total assets	**$ 92,333**	$75,141	$60,405	$56,906	$53,298
Long-term debt	—	—	—	7,839	9,581
Other long-term obligations	**784**	1,043	1,003	985	964
Total stockholders' equity	**75,362**	60,933	50,234	39,781	33,269
Dividends per common share*	**$.09**	$.06	$.04	$.023	$.023

Quarterly Stock Prices*

	2006		2005		2004	
	High	**Low**	High	Low	High	Low
1Q	**$15.99**	**$13.57**	$11.11	$ 9.64	$ 7.96	$6.67
2Q	**15.85**	**13.41**	13.37	9.71	8.30	7.19
3Q	**15.93**	**13.07**	14.42	11.69	8.89	7.97
4Q	**19.25**	**12.80**	13.25	11.56	10.34	8.68

*All per share information has been adjusted to reflect the December 2006, 2005 and 2004 three-for-two stock splits (effected by means of a stock dividend).

Net Sales
dollars in millions


60.2
61.9
67.4
83.1
100.9
'02
'03
'04
'05
'06

Net Earnings
dollars in millions


7.4
5.6
8.0
11.0
12.3
'02
'03
'04
'05
'06

Stockholders' Equity
dollars in millions


33.3
39.8
50.2
60.9
75.4
'02
'03
'04
'05
'06

Balchem Corporation AT A GLANCE

Balchem Encapsulates

Our encapsulated/nutritional products segment is actively building a premier specialty ingredient business utilizing microencapsulation, agglomeration, granulation, and application expertise. Organic development and acquired technology are leading to new and innovative solutions for the food, nutrition, pharmaceutical and specialty animal health markets.



BCP Ingredients

BCP Ingredients, Inc., a wholly owned subsidiary of Balchem, manufactures and distributes choline chloride, an essential nutrient for animal health, predominantly to the poultry and swine industries. Choline plays a vital role in metabolism and fighting perosis in poultry. Derivatives of choline chloride are also manufactured and sold into industrial applications.



ARC Specialty Products

Through ARC Specialty Products, Balchem provides select specialty-packaged chemicals for use by contract sterilizers, medical device manufacturers and others in the healthcare field. In addition to drummed 100% ethylene oxide, ARC Specialty Products ships ethylene oxide blends, propylene oxide and methyl chloride in two-way environmentally safe containers.



To Our Shareholders, Customers and Associates:



Vision

On many fronts, 2006 was a breakthrough year for Balchem. Through strategic planning, innovation and acquisitions, we were able to expand our vision as a "wellness provider" in the human, animal nutrition and healthcare markets. Our continuing vision as a market-driven company, with technology as its foundation, has served us well over this past year. Through the acquisition of Chelated Minerals Corporation ("CMC"), Salt Lake City, UT and the BioAdditives LLC choline chloride plant in St. Gabriel, LA, we were able to expand our technological core competencies, and enhance our progress in animal nutrition and health sectors. Innovatively, we developed new delivery systems to provide critical nutritional ingredients to people, in the convenience of package and on-the-go mode. We have begun to see consumer awareness increase for human grade choline, beyond infants, to adolescents and the middle aged, both domestically and abroad. We see significant growth potential in these market segments and will continue to pursue similar opportunities. A strong focus on execution, increased global market penetration and improving operating efficiencies, all resulted in significant positive financial results for 2006.

Financial Results

Fiscal 2006 produced record sales and profits for the Company. I am proud to say that we surpassed $100 million in Net Sales, a milestone achievement. Net Sales for the year rose to approximately $101 million, a 21% increase over $83 million in 2005. Net earnings for 2006 were a record $12 million, a 12% increase over 2005. Our diluted earnings per share, after a year-end 3-for-2 stock split, was $0.67/share, a 10% increase over the $0.61/share of 2005.

Balchem's record year was further highlighted by the move to the NASDAQ stock exchange in December. This significant event was well received by market makers and investors, and will provide increased visibility of our Company to current and potential investors moving forward.

Our balance sheet remains strong, with year-end net working capital of $19 million, and no long-term debt. The CMC acquisition, which closed in February 2006, was fully integrated into our operation by year-end. This acquisition was funded in part by a $10 million term loan which was fully repaid from operating cash flow by year-end. In total, the Company spent approximately $25 million in investments through short-term borrowings and operating funds. Our unused debt capacity and positive cash flow allows us the flexibility to pursue other investment and acquisition opportunities as they become available.

Our continued success through this past year has resulted in Balchem being recognized in Forbes Magazine's "200 Best Small Companies" of 2006, where we ranked number 116. Membership here is based on a comprehensive set of criteria including current and past performance, as well as the potential for future growth. We also ranked number 225 on Baseline's "500 Companies That Manage Information Best" list, which annually ranks the best corporate managers of information. This, too, is based on a five-year historical performance taking into account several productivity-based metrics. We are proud to be recognized as one of the best in these elite groups, and thank everyone within our organization whose efforts and dedication made these achievements possible.

New Initiatives

In 2006, we completed two significant strategic and operational acquisitions. In February, we completed the purchase of CMC, adding a new technology to our specialty animal nutrition product line, while providing us with additional cross-selling opportunities and expanding our global reach. Adding the chelation process and a portfolio of proven trace mineral products to our existing encapsulation technology enhances our already strong specialty animal health product line, and positions us extremely well for the future in this sector.



WE BELIEVE A PROACTIVE APPROACH TO OPENING NEW MARKETS WILL FORM THE BASIS FOR OUR CONTINUED SUCCESS, INJECTING GROWTH IN THESE MARKETS BY UTILIZING CORE AND ACQUIRED TECHNOLOGIES.

LEVERAGING OUR COMBINED TECHNOLOGIES INTO VARIOUS POINTS OF THE FOOD CHAIN GIVES US A UNIQUE OPPORTUNITY TO ASSIST NUMEROUS MARKETPLACES IN CREATING NOVEL NUTRITIONAL AND FUNCTIONAL FOODS AND FEEDS.



We also strengthened our growing BCP Ingredients segment in 2006 by acquiring the aqueous choline chloride facility of BioAdditives, in St. Gabriel, LA. This acquisition, which is the largest liquid choline chloride plant in North America, provided us an immediate increase in needed production capacity. Balchem continues to strengthen its position as a significant logistical supplier of choline chloride for animal nutrition in North America, with two production plants in the United States.

Continued Implementation of Quality Initiatives

As mentioned above, Balchem was recognized as one of the top 500 companies for managing its information. Improving the efficiency of our operations while maintaining the highest safety standards will always be a focus of management. In 2006, we continued the implementation of process-improving and productivity-enhancing initiatives across all of our businesses. Through our Profit Enhancement Program (PEP), which utilizes cross-functional teams to identify profit-enhancing opportunities, we realized cost reductions, which translated into bottom-line improvement. Our Lean & Six Sigma initiatives improved quality and reduced waste at all of our production sites. We will accelerate these programs in 2007, as we continue to focus on process and quality improvements while simultaneously maintaining the highest safety standards.

Research and Development

Balchem has grown its technology advantage through acquisitions along with continued research and development. We will continue to build upon our Intellectual Property base, partnering with universities and other external researchers to develop and introduce products based on new technologies. Since 2001, approximately 40% of our Balchem Encapsulates' revenue has come from new products introduced into the marketplace. Building on these successes, we will broaden our current encapsulation technologies by focusing R&D resources on developing new proprietary granulation technologies for food, pharma and nutrition. We will also concentrate our research efforts on delivery system technology, including taste masking and controlled release technologies, where we currently have three patent applications filed. Our acquisition of cGMP technology in 2005 enhances our technology platform, to be able to compete in the pharmaceutical space, as well as provides us access to OTC markets. We will work with leading researchers to highlight and promote the human health benefits of choline and continue to pursue new products and markets through innovation, focused R&D, and cost-effective solutions.

New Team Members

Through acquisition and defined strategic direction, our continued success as a market leader has allowed us to attract and recruit highly talented individuals in all facets of our organization. We would like to welcome to the Balchem team:

- **Migue DeJong, Business Director, North America Food Ingredients** — has a background of global business development in the area of food and nutritional ingredients which will be critical to growing the Food Segment of Balchem's Encap initiatives.

- **Grahame Leach, Ph.D., Quality Manager, Chelated Minerals** — whose experience in developing and optimization of the mineral chelation processes will lead to new forms of organic minerals as feed additives in the Animal Nutrition and Health business segment.

- **Erv Kuhlmann, Ph.D., Quality Manager R & D** — with expertise in the area of cGMP (Current Good Manufacturing Practice), is of extreme importance to the advancement of Balchem's Pharmaceutical initiatives. His experience in this critical quality discipline adds great value to the Corporation's overall growth platform.

- **Gideon Oenga, Ph.D., Senior Analytical Chemist R & D** — has particular experience in developing and validating analytical methods for new pharmaceutical technologies, which is important to the conversion of Balchem's pharmaceutical commercial pipeline. In addition, his knowledge and experience in the area of Food and Drug Administration approval processes is very important to Balchem's long range plans.

- **Bill Backus, Corporate Controller** — with significant experience in the areas of finance and accounting, along with a well developed knowledge base in audit and financial controls, he is well suited to serve our "publicly traded" requirements. Managing Sarbanes-Oxley Compliance in a manner that supports the achievement of corporate growth is a key responsibility.



OUR COMMITMENT TO WELLNESS TRANSCENDS FROM INFANT NUTRITION, INTO THE EVER-GROWING FAST FOOD AND PREPARED MEAL MARKETS, ALL THE WAY THROUGH NEEDED STERILE MEDICAL DEVICES FOR SURGICAL PROCEDURES.

The addition of these experienced and talented individuals strengthens our commitment to research, innovation, and intellectual capital. People/employees are our most important asset.

Leveraging our Technologies

Each of our three core businesses had successful years, achieving new records in revenue and operating earnings. The future will continue to provide new and exciting opportunities to expand our businesses, both organically and through acquisition.

ARC Specialty Products remains the industry leader in the repackaging and distribution of 100% Ethylene Oxide, which is primarily used in the sterilization of surgical and medical devices. ARC continues to be a solid performer for Balchem, and customer satisfaction of our products remains very high. Although growth in the Ethylene Oxide market has slowed due to efficiencies in the medical device area, we continue to explore new ways to meet and exceed our customers' needs, both domestically and internationally, through repackaging and new applications. To this end, ARC realized 9% growth in revenues to $32 million, a new record year.

Our Animal Nutrition business had another fantastic year. Balchem is growing into a position of being a global supplier of animal nutrition products. With an extensive portfolio of products and a global territory extending from North America through Europe and into Asia, Balchem now has the ability for extensive cross-selling as well as increased market penetration. Our ever-expanding global customer base will have the benefit of working with a company focused on developing cutting-edge technology.

The Food, Pharma and Human Nutrition division continues to rank as a leading producer of microencapsulated ingredient solutions. Our Vitashure wellness product line continues to achieve quality and sustainable growth. With a global focus on convenience and nutritional value, our Bakeshure and Confecshure products are fueling innovative retail product introductions. Our acquisition of cGMP technology last year has enabled us to enhance our encapsulation technology to successfully compete in the pharmaceutical marketplace. Besides giving us access to the OTC pharmaceutical markets, this patented and proprietary technology should accelerate our expansion into additional food and nutritional markets. With changing international trends, new technology, and global market intelligence, we foresee continuing strong growth in this segment. Our combined specialty Animal Nutrition and Human Encap segment achieved a new record revenue year at $42 million, a 28% increase over 2005.

BCP Ingredients, Inc., the leading producer of non-encapsulated Choline Chloride, targeted for monogastric animal nutrition, once again realized strong growth in 2006. By increasing our production capacity through the acquisition of the BioAdditives Louisiana plant, BCP is positioned to experience an increase of sales in the North American and overseas markets, primarily Europe and Asia. We expect growth in this market as we continuously improve operating efficiencies and expand our global reach. Without the acquisition, this segment also set a new revenue record at $27 million, exceeding the prior year by 29%.

Focus on the Future

As we complete our most successful year ever, Balchem will not be looking or reflecting back. We will continue with our primary focus as a "wellness provider," leveraging our core technologies in both human and animal nutrition, and expanding beyond current encapsulation applications into the pharmaceutical market. Through internal innovation, collaboration with suppliers and customers, and the continuing attraction and retention of quality and productive employees, Balchem will capitalize on growth opportunities in our expanding core businesses. As we continue to explore and develop new opportunities, seek strategic alliances, and pursue suitable acquisitions, we will remain efficient, responsible and committed to bottom-line performance. We thank our Board of Directors, our employees, our customers and our shareholders for your continued loyalty and support.

Sincerely,

Dino A. Rossi
Chairman, President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______ .

Commission file number: 1-13648


RECEIVED
MAY 7 2007
160

Balchem Corporation

(Exact name of Registrant as specified in its charter)

Maryland	13-2578432
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

P.O. Box 600, New Hampton, NY 10958
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: (845) 326-5600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.06-2/3 per share	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

(Check one): Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the common stock issued and outstanding and held by non-affiliates of the Registrant, based upon the closing price for the common stock on the American Stock Exchange on June 30, 2006 was approximately $257,428,000. For purposes of this calculation, shares of the Registrant held by directors and officers of the Registrant and under the Registrant's 401(k)/profit sharing plan have been excluded.

The number of shares outstanding of the Registrant's common stock was 17,795,446 as of March 1, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

Selected portions of the Registrant's proxy statement for its 2007 Annual Meeting of Stockholders (the "2007 Proxy Statement") to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after Registrant's fiscal year-end of December 31, 2006 are incorporated by reference in Part III of this Report.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not statements of historical facts, but rather reflect our current expectations or beliefs concerning future events and results. We generally use the words "believes," "expects," "intends," "plans," "anticipates," "likely," "will" and similar expressions to identify forward-looking statements. Such forward-looking statements, including those concerning our expectations, involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The risks, uncertainties and factors that could cause our results to differ materially from our expectations and beliefs include, but are not limited to, those factors set forth in this Annual Report on Form 10-K under "Item 1A. - Risk Factors" below, as well as the following:

- changes in laws or regulations affecting our operations;
- changes in our business tactics or strategies;
- acquisitions of new or complementary operations;
- sales of any of our existing operations;
- changing market forces or contingencies that necessitate, in our judgment, changes in our plans, strategy or tactics; and
- fluctuations in the investment markets or interest rates, which might materially affect our operations or financial condition.

We cannot assure you that the expectations or beliefs reflected in these forward-looking statements will prove correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this Annual Report on Form 10-K.

Part I

Item 1. Business

General:

Balchem Corporation ("Balchem," the "Company," "we" or "us"), incorporated in the State of Maryland in 1967, is engaged in the development, manufacture and marketing of specialty performance ingredients and products for the food, nutritional, feed, pharmaceutical and medical sterilization industries. The Company has three segments: specialty products, encapsulated / nutritional products and the unencapsulated feed supplements segment (also referred to in this report as "BCP Ingredients" or "BCP"). Products relating to choline animal feed for non-ruminant animals are primarily reported in the unencapsulated feed supplements segment. Human choline nutrient products and encapsulated products are reported in the encapsulated / nutritional products segment. Chelated products, nutritional products for the animal health industry, as well as calcium carbonate products for the pharmaceutical industry are also reported in the encapsulated / nutritional products segment.

The Company sells its products through its own sales force, independent distributors and sales agents. Financial information concerning the Company's business, business segments and geographic information appears in the Notes to our Consolidated Financial Statements included under Item 8 below, which information is incorporated herein by reference.

The Company operates four subsidiaries, all of which are wholly-owned: BCP Ingredients, Inc. ("BCP"), Balchem Minerals Corporation ("BMC"), BCP St. Gabriel, Inc. ("BCP St. Gabriel"), each a Delaware corporation, and Chelated Minerals Corporation ("CMC"), a Utah corporation. Unless otherwise stated to the contrary, or unless the context otherwise requires, references to the Company in this report includes Balchem Corporation and its subsidiaries.

Encapsulated / Nutritional Products

The encapsulated / nutritional products segment provides microencapsulation, chelation and agglomeration solutions to a variety of applications in food, pharmaceutical and nutritional ingredients to enhance therapeutic performance, taste, processing, packaging and shelf-life. Major product applications are baked goods, refrigerated and frozen dough systems, processed meats, seasoning blends, confections, nutritional supplements, pharmaceuticals and animal nutrition. We also market human grade choline nutrient products through this industry segment for wellness applications. Choline is recognized to play a key role in the structural integrity of cell membranes, processing dietary fat, reproductive development and neural functions, such as memory and muscle function. Balchem's portfolio of granulated calcium carbonate products are primarily used in, or in conjunction with, novel over-the-counter and prescription pharmaceuticals for the treatment of osteoporosis, gastric disorders and calcium deficiencies.

In animal health industries, Balchem markets REASHURE® Choline, an encapsulated choline product that improves health and production in transition and early lactation dairy cows. REASHURE® delivers choline that survives the rumen and is biologically available, providing required nutritional levels to dairy cows during certain weeks preceding and following calving, commonly referred to as the "transition period" of the animal. Also in animal health we market NITROSHURE™, an encapsulated urea supplement for lactating dairy cows that is designed to create a slow-release nitrogen source for the rumen, allowing for greater flexibility in feed rations for dairy nutritionists and producers, and NIASHURE™, our microencapsulated niacin product for dairy cows. In addition, CMC manufactures, sells and distributes chelated mineral supplements for use in animal feed industries throughout the world. CMC's proprietary chelation technology provides for enhanced nutrient absorption for various species of production and companion animals.

Specialty Products

Our specialty products segment operates as ARC Specialty Products. The specialty products segment repackages and distributes the following specialty gases: ethylene oxide, blends of ethylene oxide, propylene oxide and methyl chloride.

Balchem's sale of ethylene oxide, at the 100% level, is sold as a sterilant gas, primarily for use in the health care industry. It is used to sterilize a wide range of medical devices because of its versatility and effectiveness in treating hard or soft surfaces, composites, metals, tubing and different types of plastics without negatively impacting the performance or appearance of the device being sterilized. The Company distributes its 100% ethylene oxide product in uniquely designed, recyclable double-walled stainless steel drums to assure compliance with safety, quality and environmental standards as outlined by the U.S. Environmental Protection Agency (the "EPA") and the U.S. Department of Transportation. The Company's inventory of these specially built drums, along with the Company's three filling facilities, represent a significant capital investment. Contract sterilizers, medical device manufacturers, and medical gas distributors are the Company's principal customers for this product. As a fumigant, ethylene oxide blends are highly effective in killing bacteria, fungi, and insects in spices and other seasoning materials. In addition, the Company also sells small, uniquely designed single use canisters of 100% ethylene oxide for use in medical device sterilization.

We sell two other products, propylene oxide and methyl chloride, principally to customers seeking smaller (as opposed to bulk) quantities and whose requirements include timely delivery and safe handling. Propylene oxide is used for fumigation in spice treatment and in various chemical synthesis applications. It is also utilized in industrial applications to make paints more durable, and for manufacturing specialty starches and textile coatings. Methyl chloride is used as a raw material in specialty herbicides, fertilizers and pharmaceuticals, as well as in malt and wine preservers.

BCP Ingredients

This segment manufactures and supplies choline chloride, an essential nutrient for animal health, predominantly to the poultry and swine industries. Choline plays a vital role in the metabolism of fat and the building and maintaining of cell structures. A choline deficiency can result in, among other symptoms, reduced growth and perosis in poultry; and fat deposits in the liver, kidney necrosis and general poor health conditions in swine. In addition, certain derivatives of choline chloride are also manufactured and sold into industrial applications. Choline chloride is manufactured and sold in both an aqueous and dry form and is sold through the Company's own sales force, independent distributors and sales agents.

Raw Materials:

The raw materials utilized by the Company in the manufacture of its products are generally available from a number of commercial sources. The Company is not experiencing any current difficulties in procuring such materials and does not anticipate any such problems; however, the Company cannot assure that will always be the case.

Intellectual Property:

The Company currently holds 15 patents in the United States and overseas and uses certain trade-names and trademarks. It also uses know-how, trade secrets, formulae, and manufacturing techniques that assist in maintaining competitive positions of certain of its products. Formulae and know-how are of particular importance in the manufacture of a number of the Company's products. The Company believes that certain of its patents, in the aggregate, are advantageous to its business. However, it is believed that no single patent or related group of patents is currently so material to the Company that the expiration or termination of any single patent or group of patents would materially affect its business. The Company believes that its sales and competitive position are dependent primarily upon the quality of its products, its technical sales efforts and market conditions, rather than on any patent protection.

Licensing:

The Company entered into a license agreement with Project Management and Development Co., Ltd., a British corporation ("PMD") in November 2005 under which the Company granted PMD the right to utilize the Company's proprietary continuous manufacturing technology for the production of aqueous choline chloride in connection with PMD's construction and operation of an aqueous choline chloride production facility at PMD's Al-Jubail, Saudi Arabia petrochemical facility, currently scheduled for completion in late 2009. In addition, PMD has the exclusive right to use such technology in certain countries, as well as the non-exclusive right to market, sell and use the products derived from such technology on a world-wide basis except that the Company is to be PMD's exclusive North American distributor for such products.

The License Agreement terminates either 10 years from the start-up of PMD's production facility or December 31, 2020, whichever is earlier. As of August 2006, PMD assigned the license agreement in its entirety to its successor in interest, Al Kayan Petrochemical Company.

Seasonality:

In general, the business of the Company's segments is not seasonal to any material extent.

Backlog:

At December 31, 2006, the Company had a total backlog of $2,853,000 (including $1,769,000 for the encapsulated / nutritional products segment, $655,000 for the specialty products segment and $429,000 for BCP Ingredients), as compared to a total backlog of $2,688,000 at December 31, 2005 (including $1,794,000 for the encapsulated / nutritional products segment, $548,000 for the specialty products segment and $346,000 for the BCP Ingredients segment). It has generally been the Company's policy and practice to maintain an inventory of finished products and / or component materials for its segments to enable it to ship products within a short time after receipt of a product order.

Competition:

The Company's competitors include many large and small companies, some of which have greater financial, research and development, production and other resources than the Company. Competition in the encapsulation markets served by the Company is based primarily on performance, customer support, quality, service and price. The development of new and improved products is important to the Company's success. This competitive environment requires substantial investments in product and manufacturing process research and development. In addition, the winning and retention of customer acceptance of the Company's encapsulated products involve substantial expenditures for application testing and sales efforts. The Company also engages various universities to assist in research and provide independent third-party analysis. In the specialty products business, the Company faces competition from alternative sterilizing technologies and products. Competition in the animal feed markets served by the Company is based primarily on service and price.

Research & Development:

During the years ended December 31, 2006, 2005 and 2004, the Company incurred research and development expense of approximately $2.0 million, $2.1 million and $1.8 million, respectively, on Company-sponsored research and development for new products and improvements to existing products and manufacturing processes, principally in the encapsulated / nutritional products segment. During the year ended December 31, 2006, an average of 13 employees were devoted full time to research and development activities. The Company has historically funded its research and development programs with funds available from current operations with the intent of recovering those costs from profits derived from future sales of products resulting from, or enhanced by, the research and development effort.

The Company prioritizes its product development activities in an effort to allocate its resources to those product candidates that the Company believes have the greatest commercial potential. Factors considered by the Company in determining the products to pursue include projected markets and needs, status of its proprietary rights, technical feasibility, expected and known product attributes, and estimated costs to bring the product to market.

Acquisitions, Dispositions, and Capital Projects:

In 2006, the Company made two significant acquisitions.

In August 2006, we acquired from BioAdditives, LLC, CMB Additives, LLC and CMB Realty of Louisiana, an animal feed grade aqueous choline chloride manufacturing facility and related assets located in St. Gabriel, Louisiana. In connection, we also acquired from such sellers the remaining interest in a land lease (approximately 19 years) relating to the realty upon which the acquired facility and related assets are located. In this Annual Report on Form 10-K, we refer to this acquisition as the "St. Gabriel Acquisition."

In February 2006, we acquired all of the outstanding capital stock of CMC, which was then privately held. In this Annual Report on Form 10-K, we refer to this acquisition as the "CMC Acquisition."

In addition, in June 2005, we acquired Loders Croklaan USA, LLC's encapsulation, agglomeration and granulation business. In this Annual Report on Form 10-K, we refer to this acquisition as the "Loders Crooklaan Acquisition."

Excluding our 2006 acquisitions, capital expenditures were approximately $2.3 million for 2006, as compared to $1.8 million in 2005. Capital expenditures are projected to be approximately $4.8 million for 2007.

Environmental / Regulatory Matters:

The Federal Insecticide, Fungicide and Rodenticide Act, as amended ("FIFRA"), a health and safety statute, requires that certain products within the Company's specialty products segment must be registered with the EPA because they are considered pesticides. In order to obtain a registration, an applicant typically must demonstrate through extensive test data that its product will not cause unreasonable adverse effects on the environment. The Company holds an EPA registration permitting it to sell ethylene oxide as a medical device sterilant and spice fumigant. The Company is in the process of re-registering this product's use in compliance with FIFRA re-registration requirements for all pesticide products. In December 2004, the EPA informed the Company and the other technical registrant under the current registration that the Agency was beginning the 6-phase process to develop a Re-registration Eligibility Decision (RED) for this product. This multi-phase process entered Phase 5 last year. The EPA's Office of Pesticide Programs (OPP) had originally stated its intent to finalize the RED by August 2006, but bifurcated the process, and dealt only with the reassessment of spice residue tolerances mandated by the Food Quality Protection Act of 1996. On August 9, 2006, OPP issued a Tolerance Reassessment Progress and Risk Management Decision (TRED) relating to the use of ethylene oxide to treat spices. This TRED prohibits the use of ethylene oxide to treat basil, effective August 1, 2007, but allows the continuing use of ethylene oxide to treat all other spices, provided users follow a mandated treatment method. In the Federal Register notice announcing the TRED, the EPA stated its intent to complete the RED process for ethylene oxide in 2007. Upon completion of the EPA's Office of Research and Development (ORD) assessment of the carcinogenicity of ethylene oxide, OPP will complete preparation of the RED. ORD issued a draft "Evaluation of the Carcinogenicity of Ethylene Oxide" in a Federal Register notice, dated September 22, 2006. This assessment is currently undergoing review by a special panel of the Science Advisory Board. ORD indicates the assessment will be finalized by the summer of 2007. The Company has actively participated in the public access portions of both the ORD assessment process and the OPP's RED process and will continue to do so until their conclusions. With regard to the RED process, as of this date, the OPP expressed concerns about occupational exposures to ethylene oxide. The EPA requested additional information from the industry, which the Company is actively involved in providing. The EPA has also indicated additional testing may be required in order to maintain the current uses. The Company believes that the use will continue to be permitted, although the Agency may require some additional restrictions on current uses. Additionally, the product, when used as a medical device sterilant, has no known equally effective substitute. Management believes absence of availability of this product could not be easily tolerated by various medical device manufacturers and the health care industry due to the resultant infection potential, if the product were unavailable.

The State of California lists 100% ethylene oxide, when used as a sterilant or fumigant, as a carcinogen and reproductive toxin under California's Proposition 65 (Safe Drinking Water and Toxic Enforcement Act of 1986). As a result, the Company is required to provide a prescribed warning to any person in California who may be exposed to this product. Failure to provide such warning would result in liability of up to $2,500 per day per person exposed.

The Company's facility in Verona, Missouri, while held by a prior owner, was designated by the EPA as a Superfund site and placed on the National Priorities List in 1983, because of dioxin contamination on portions of the site. Remediation conducted by the prior owner under the oversight of the EPA and the Missouri Department of Natural Resources ("MDNR") included removal of dioxin contaminated soil and equipment, capping of areas of residual contamination in four relatively small areas of the site separate from the manufacturing facilities, and the installation of wells to monitor groundwater and surface water for contamination for certain organic chemicals. No ground water or surface water treatment has been required. In 1998, the EPA certified the work on the contaminated soils to be complete. In February 2000, after the conclusion of two years of monitoring groundwater and surface water, the former owner submitted a draft third party risk assessment report to the EPA and MDNR recommending no further action. The prior owner is awaiting the response of the EPA and MDNR to the draft risk assessment.

While the Company must maintain the integrity of the capped areas in the remediation areas on the site, the prior owner is responsible for completion of any further Superfund remedy. The Company is indemnified by the sellers under its May 2001 asset purchase agreement covering its acquisition of the Verona facility for potential liabilities associated with the Superfund site and one of the sellers, in turn, has the benefit of certain contractual indemnification by the prior owner that executed the above-described Superfund remedy.

In connection with normal operations at its plant facilities, the Company is required to maintain environmental and other permits including those relating to the ethylene oxide operations.

The Company believes it is in compliance in all material respects with federal, state, and local provisions that have been enacted or adopted regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Such compliance includes the maintenance of required permits under air pollution regulations and compliance with requirements of the Occupational Safety and Health Administration. The cost of such compliance has not had a material effect upon the results of operations or financial condition of the Company. In 1982, the Company discovered and thereafter removed a number of buried drums containing unidentified waste material from the Company's site in Slate Hill, New York. The Company thereafter entered into a Consent Decree to evaluate the drum site with the New York Department of Environmental Conservation ("NYDEC") and performed a Remedial Investigation/Feasibility Study that was approved by NYDEC in February 1994. Based on NYDEC requirements, the Company remediated the area and removed soil from the drum burial site. This proceeding has been substantially completed (see Item 3).

Our Channahon, Illinois manufacturing facility manufactures a calcium carbonate line of pharmaceutical ingredients. This facility is registered with the United States Food and Drug Administration ("FDA") as a drug manufacturing facility. These products must be manufactured in conformity with current Good Manufacturing Practice (cGMP) regulations as interpreted and enforced by the FDA. Modifications, enhancements or changes in manufacturing facilities or procedures of our pharmaceutical products are, in many circumstances, subject to FDA approval, which may be subject to a lengthy application process or which we may be unable to obtain. Our Channahon, Illinois facility, as well as those of any third-party cGMP manufacturers that we may use, are periodically subject to inspection by the FDA and other governmental agencies, and operations at these facilities could be interrupted or halted if the results of these inspections are unsatisfactory.

Employees:

As of March 1, 2007, the Company employed approximately 230 persons. Approximately 50 employees at the Company's Verona, Missouri facility are covered by a collective bargaining agreement which expires in 2007.

Available Information:

The Company's headquarters is located at 52 Sunrise Park Road, P.O. Box 600, New Hampton, NY 10958. The Company's telephone number is (845) 326-5600 and its Internet website address is www.balchem.com. The Company makes available through its website, free of charge, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to such reports, as soon as reasonably practicable after they have been electronically filed with the Securities and Exchange Commission. Such reports are available via a link from the Investor Information page on the

Company's website to a list of the Company's reports on the Securities and Exchange Commission's EDGAR website.

Item 1A. *Risk Factors*

Our business involves a high degree of risk and uncertainty, including the following risks and uncertainties:

Increased competition could hurt our business and financial results.

We face competition in our markets from a number of large and small companies, some of which have greater financial, research and development, production and other resources than we do. Our competitive position is based principally on performance, quality, customer support, service, breadth of product line, manufacturing or packaging technology and the selling prices of our products. Our competitors might be expected to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. We expect to do the same to maintain our current competitive position and market share.

One of our customers accounts for about 8% of our business; the loss of that customer could adversely impact our business and financial results.

Due to consolidation of customer businesses in the contract sterilization industry, we have one specialty products customer, which accounted for approximately 8% and 9% of our net sales in 2006 and 2005, respectively. This customer accounted for 10% and 8% of our accounts receivable net balance at December 31, 2006 and 2005, respectively. The loss of this customer could have a material adverse effect on our business and financial results.

The loss of governmental permits and approvals would materially harm some of our businesses.

Pursuant to applicable environmental and safety laws and regulations, we are required to obtain and maintain certain governmental permits and approvals, including an EPA registration for our ethylene oxide sterilant product. We maintain an EPA registration of ethylene oxide as a medical device sterilant and fumicide. We are in the process of re-registering this product in accordance with FIFRA. The EPA may not allow re-registration of ethylene oxide for the uses mentioned above. The failure of the EPA to allow re-registration of ethylene oxide would have a material adverse effect on our business and financial results.

Our Channahon, Illinois manufacturing facility manufactures a calcium carbonate line of pharmaceutical ingredients. This facility is registered with the FDA as a drug manufacturing facility. These products must be manufactured in conformity with current Good Manufacturing Practice (cGMP) regulations as interpreted and enforced by the FDA. Modifications, enhancements or changes in manufacturing facilities or procedures of our pharmaceutical products are, in many circumstances, subject to FDA approval, which may be subject to a lengthy application process or which we may be unable to obtain. Our Channahon, Illinois facility, as well as those of any third-party cGMP manufacturers that we may use, are periodically subject to inspection by the FDA and other governmental agencies, and operations at these facilities could be interrupted or halted if the results of these inspections are unsatisfactory. Failure to comply with the FDA or other governmental regulations can result in fines, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production, enforcement actions, injunctions and criminal prosecution, which could have a material adverse effect on our business and financial results.

Permits and approvals may be subject to revocation, modification or denial under certain circumstances. Our operations or activities (including the status of compliance by the prior owner of the Verona, Missouri facility under Superfund remediation) could result in administrative or private actions, revocation of required permits or licenses, or fines, penalties or damages, which could have an adverse effect on us. In addition, we can not predict the extent to which any legislation or regulation may affect the market for our products or our cost of doing business.

Raw material shortages or price increases could adversely affect our business and financial results.

The principal raw materials that we use in the manufacture of our products can be subject to price fluctuations. While the selling prices of our products tend to increase or decrease over time with the cost of raw materials, these changes may not occur simultaneously or to the same degree. At times, we may be unable to pass increases in raw material costs through to our customers. Such increases in the price of raw materials, if not offset by product price increases, or substitute raw materials, would have an adverse impact on our profitability.

Our financial success depends in part on the reliability and sufficiency of our manufacturing facilities.

Our revenues depend on the effective operation of our manufacturing, packaging, and processing facilities. The operation of our facilities involves risks, including the breakdown, failure, or substandard performance of equipment, power outages, the improper installation, or operation of equipment, explosions, fires, natural disasters and the need to comply with environmental and other directives of governmental agencies. The occurrence of material operational problems, including but not limited to the above events, could adversely affect our profitability during the period of such operational difficulties.

Our failure or inability to protect our intellectual property could harm our business and financial results.

We hold 15 patents in the United States and overseas. Third parties could seek to challenge, invalidate or circumvent our patents. Moreover, there could be successful claims against us alleging that we infringe the intellectual property rights of others. If we are unable to protect all of our intellectual property rights, or if we are found to be infringing the intellectual property rights of others, there could be an adverse effect on our business and financial results. Our competitive position also depends on our use of unpatented trade secrets. Competitors could independently develop substantially equivalent proprietary information, which could hurt our business and financial results.

We face risks associated with our sales to customers outside the United States.

For the year ended December 31, 2006, approximately 10% of our net sales consisted of sales outside the United States, predominately to Europe, Japan and China. Such sales are generally denominated in U.S. Dollars at a specific price per unit. Changes in the relative values of currencies take place from time to time and could in the future adversely affect prices foreign customers are willing to pay for our products. In addition, international sales are subject to other inherent risks, including possible labor unrest, political instability, export duties and quotas. These factors could have a material adverse impact on our ability to increase or maintain our international sales.

Our success depends in large part on our key personnel.

Our operations significantly depend on the continued efforts of our senior executives. The loss of the services of certain executives for an extended period of time could have a material adverse effect on our business and financial results.

Litigation could be costly and can adversely affect our business and financial results.

We, like all companies involved in the food and pharmaceutical industries, are subject to potential claims for product liability relating to our products. Such claims, irrespective of their outcomes or merits, could be time-consuming and expensive to defend, and could result in the diversion of management time and attention. Any of these situations could have a material adverse effect on our business and financial results. It is possible that an adverse result in Casey Liesse, et al. v. AGA AB, et al. (see Item 3 of the Report) or other legal proceedings commenced against us could have a negative impact on our financial condition or liquidity.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

In February 2002, the Company entered into a ten (10) year lease for approximately 20,000 square feet of office space in New Hampton, New York. The office space is serving as the Company's general offices and as laboratory facilities for the Company's encapsulated / nutritional products business.

Manufacturing facilities owned by the Company for its encapsulated products segment and a blending, drumming and terminal facility for the Company's ethylene oxide business, are presently housed in three buildings located in Slate Hill, New York comprising a total of approximately 51,000 square feet. The Company owns a total of approximately 16 acres of land on two parcels in this community.

The Company owns a facility located on an approximately 24 acre parcel of land in Green Pond, South Carolina. The site consists of a drumming facility, a canister filling facility, a maintenance building and an office building comprising a total of approximately 34,000 square feet. The Company uses this site for processing products in its specialty products segment.

The Company's Verona, Missouri site, which is located on approximately 100 acres, consists of manufacturing facilities relating to animal feed grade choline, human choline nutrients, a drumming facility for the Company's ethylene oxide business, together with buildings utilized for warehousing such products. The Verona operation buildings comprise a total of approximately 151,000 square feet. The facility, while under prior ownership, was designated by the EPA as a Superfund site (see Item 1 – "Business - Environmental / Regulatory Matters").

The Company leases production and warehouse space in Channahon, Illinois as a result of the Loders Croklaan Acquisition. The Company uses this facility for production related to the Company's pharmaceutical line of business. The initial term of the lease is effective through September 30, 2010, subject to earlier termination by Balchem upon sixty days notice, or by the landlord upon sixty days notice. The Company's leased space in Channahon, Illinois totals approximately 26,000 square feet.

The Company, through CMC, owns a manufacturing facility and warehouse, comprising approximately 16,500 square feet, located on approximately 5 acres of land in Salt Lake City, Utah. The Company manufactures and distributes its chelated mineral nutrients for animal feed products at this location.

The Company, through BCP, acquired in the St. Gabriel Acquisition a manufacturing facility located upon approximately 11 acres of realty leased from Taminco Higher Amines, Inc. in St. Gabriel, Louisiana. The Company manufactures and distributes animal feed grade choline chloride at this location.

Item 3. Legal Proceedings

In 1982 the Company discovered and thereafter removed a number of buried drums containing unidentified waste material from the Company's site in Slate Hill, New York. The Company thereafter entered into a Consent Decree to evaluate the drum site with the New York Department of Environmental Conservation ("NYDEC") and performed a Remedial Investigation/Feasibility Study that was approved by NYDEC in February 1994. Based on NYDEC requirements, the Company remediated the area and removed soil from the drum burial site. Clean-up was completed in 1996, and NYDEC required the

Company to monitor the site through 1999. The Company continues to be involved in discussions with NYDEC to evaluate monitoring results and determine what, if any, additional actions will be required on the part of the Company to close out the remediation of this site. Additional actions, if any, would likely require the Company to continue monitoring the site. The cost of such monitoring has recently been less than $5,000 per year.

Casey Liesse, et al. v. AGA AB, et al., Circuit Court of Cook County, Illinois, Case No. 02 L 000498, was commenced in 2002 against over 80 defendants, among which is the Company. The action alleges that nineteen individual plaintiffs were exposed to ethylene oxide and other chemicals used for sterilizing or cleaning medical instruments during their employment at a hospital in Harvey, Illinois. As a result of the alleged exposure, the plaintiffs claim they have suffered various physical and psychological injuries. During the time period plaintiffs suffered their alleged injuries, the Company was in the business of repackaging and distributing ethylene oxide, among other products. The Company never sold any product to the hospital but has been injoined due to the fact that it distributed ethylene oxide for medical device sterilization to other companies that blend ethylene oxide for sales to the hospital noted. On February 9, 2006, the trial court ruled in favor of Balchem's Motion for Summary, dismissing all of the plaintiffs' claims of negligence, products liability and/or conspiracy against the Company. The plaintiffs filed a Notice of Appeal to the trial court's summary judgment order, and on October 19, 2006 the Illinois Court of Appeals dismissed the plaintiffs' appeal for failure to file the record on appeal within the prescribed time and for want of prosecution. The plaintiffs did not seek to appeal this ruling to the Illinois Supreme Court, thereby precluding the right of any further appeals by the plaintiffs of the rulings in favor of the Company. Plaintiffs continue to pursue claims and file appeals against other defendants in the action but these have no direct impact on the Company. Balchem may still be subject to ancillary claims of indemnification and contribution from other defendants in the litigation, but the Company believes that these claims are either without merit or time barred or both.

The Company is also involved in other legal proceedings through the normal course of business. Management believes that any unfavorable outcome related to these proceedings will not have a material effect on the Company's financial position, results of operations or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Market Information.

On December 8, 2006, the Board of Directors of the Company approved a three-for-two split of the Company's common stock to be effected in the form of a stock dividend to shareholders of record on December 29, 2006. Such stock dividend was made on January 19, 2007. The stock split was recognized by reclassifying the par value of the additional shares resulting from the split, from additional paid-in capital to common stock.

On December 15, 2005, the Board of Directors of the Company approved a three-for-two split of the Company's common stock to be effected in the form of a stock dividend to shareholders of record on December 30, 2005. Such stock dividend was made on January 20, 2006. The stock split was recognized by reclassifying the par value of the additional shares resulting from the split, from additional paid-in capital to common stock.

On December 16, 2004, the Board of Directors of the Company approved a three-for-two split of the Company's common stock to be effected in the form of a stock dividend to shareholders of record on

December 30, 2004. Such stock dividend was made on January 20, 2005. The stock split was recognized by reclassifying the par value of the additional shares resulting from the split, from additional paid-in capital to common stock.

All references to number of common shares and per share amounts except shares authorized in the accompanying consolidated financial statements were retroactively adjusted to reflect the effect of the December 2006 stock split.

Since December 22, 2006, the Company's common stock has traded on the Nasdaq Global Market under the trading symbol BCPC. Prior to that, our common stock traded on the American Stock Exchange under the trading symbol BCP. The high and low closing prices for the common stock as recorded for each quarterly period during the years ended December 31, 2006 and 2005, adjusted for the December 2006 and 2005 three-for-two stock splits (effected by means of stock dividends) were as follows:

Quarterly Period	High	Low
Ended March 31, 2006	$ 15.99	$ 13.57
Ended June 30, 2006	15.85	13.41
Ended September 30, 2006	15.93	13.07
Ended December 31, 2006	19.25	12.80

Quarterly Period	High	Low
Ended March 31, 2005	$ 11.11	$ 9.64
Ended June 30, 2005	13.37	9.71
Ended September 30, 2005	14.42	11.69
Ended December 31, 2005	13.25	11.56

On March 1, 2007 the closing price for the common stock on the Nasdaq Global Market was $14.53.

(b) Record Holders.

As of March 1, 2007, the approximate number of holders of record of the Company's common stock was 198. Such number does not include stockholders who hold their stock in street name. The total number of beneficial owners of the Company's common stock is estimated to be approximately 7,271.

(c) Dividends.

The Company declared cash dividends of $0.09 and $0.06 per share on its common stock during its fiscal years ended December 31, 2006 and 2005, respectively (after giving effect to the December 2006 and 2005 three-for-two stock splits).

For information concerning prior stockholder approval of and other matters relating to our equity incentive plans, see Item 12 in this Annual Report on Form 10-K.

(d) Performance Graph.

The graph below sets forth the cumulative total stockholder return on the Company's Common Stock (referred to in the table as "BCPC") for the five years ended December 31, 2006, the overall stock market return during such period for shares comprising the Russell 2000® Index (which the Company believes includes companies with market capitalization similar to that of the Company), and the overall stock market return during such period for shares comprising the Standard & Poor's 500 Food Group Index, in each case assuming a comparable initial investment of $100 on December 31, 2001 and the subsequent reinvestment of dividends. The Russell 2000® Index measures the performance of the shares of the 2000 smallest companies included in the Russell 3000® Index. In light of the Company's industry segments, the

Company does not believe that published industry-specific indices are necessarily representative of stocks comparable to the Company. Nevertheless, the Company considers the Standard & Poor's 500 Food Group Index to be potentially useful as a peer group index with respect to the Company in light of the Company's encapsulated / nutritional products segment. The performance of the Company's Common Stock shown on the graph below is historical only and not indicative of future performance.



BCPC
Russell 2000® Index
S&P Food Group Index
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Item 6. Selected Financial Data

The selected statements of operations data set forth below for the three years in the period ended December 31, 2006 and the selected balance sheet data as of December 31, 2006 and 2005 have been derived from our Consolidated Financial Statements included elsewhere herein. The selected financial data as of December 31, 2004, 2003 and 2002 and for the years ended December 31, 2003 and 2002 have been derived from audited Consolidated Financial Statements not included herein, but which were previously filed with the SEC. The following information should be read in conjunction with Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere herein.

All dollar amounts are in thousands (other than per share amounts). Earnings per share and dividend amounts have been adjusted for the December 2006, 2005 and 2004 three-for-two stock splits (effected by means of stock dividends).

(In thousands, except per share data)

Year ended December 31,	2006 (1)(2)(3)	2005 (1)	2004	2003	2002
Statement of Operations Data					
Net sales	$ 100,905	$ 83,095	$ 67,406	$ 61,875	$ 60,197
Earnings before income tax expense	19,101	17,191	12,715	8,763	11,845
Income tax expense	6,823	6,237	4,689	3,125	4,429
Net earnings	12,278	10,954	8,026	5,638	7,416
Basic net earnings per common share	$ .70	$ .63	$ .48	$ .35	$ .46
Diluted net earnings per common share	$ .67	$ .61	$ .46	$ .33	$ .44

At December 31,	2006	2005	2004	2003	2002
Balance Sheet Data					
Total assets	$ 92,333	$ 75,141	$ 60,405	$ 56,906	$ 53,298
Long-term debt	-	-	-	7,839	9,581
Other long-term Obligations	784	1,043	1,003	985	964
Total stockholders' equity	75,362	60,933	50,234	39,781	33,269
Dividends per common share	$ .09	$ .06	$ .04	$ .023	$ .023

(1) Includes the operating results, cash flows, and assets relating to the Loders Croklaan Acquisition from the date of acquisition (July 1, 2005) forward.

(2) Includes the operating results, cash flows, and assets relating to the CMC Acquisition from the date of acquisition (February 8, 2006) forward.

(3) Includes the operating results, cash flows, and assets relating to the St. Gabriel Acquisition from the date of acquisition (August 24, 2006) forward.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company develops, manufactures, distributes and markets specialty performance ingredients and products for the food, nutritional, pharmaceutical, feed and medical sterilization industries. The Company's reportable segments are strategic businesses that offer products and services to different markets. The Company presently has three reportable segments: specialty products; encapsulated / nutritional products; and BCP Ingredients.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Item 6 — "Selected Financial Data" and our Consolidated Financial Statements and the related notes included in this report. Those statements in the following discussion that are not historical in nature should be considered to be forward-looking statements that are inherently uncertain. See "Cautionary Statement Regarding Forward-Looking Statements".

Specialty Products

The specialty products segment repackages and distributes the following specialty gases: ethylene oxide, blends of ethylene oxide, propylene oxide and methyl chloride.

Ethylene oxide, at the 100% level, is sold as a chemical sterilant gas, primarily for use in the health care industry and used to sterilize medical devices. Contract sterilizers, medical device manufacturers and medical gas distributors are the Company's principal customers for this product. Blends of ethylene oxide are sold as fumigants and are highly effective in killing bacteria, fungi, and insects in spices and other seasoning type materials. In addition, the Company also sells single use canisters with 100% ethylene oxide for use in medical device sterilization. Propylene oxide and methyl chloride are sold principally to customers seeking smaller (as opposed to bulk) quantities.

Management believes that future success in this segment is highly dependent on the Company's ability to maintain its strong reputation for excellent quality, safety and customer service.

Encapsulated / Nutritional Products

The encapsulated / nutritional products segment provides microencapsulation, chelation and agglomeration solutions to a variety of applications in food, pharmaceutical and nutritional ingredients to enhance therapeutic performance, taste, processing, packaging and shelf-life. Major end product applications are baked goods, refrigerated and frozen dough systems, processed meats, seasoning blends, confections, nutritional supplementations, pharmaceuticals and animal nutrition. We also market human grade choline nutrient products through this industry segment for wellness applications. Choline is recognized to play a key role in the structural integrity of cell membranes, processing dietary fat, reproductive development and neural functions, such as memory and muscle function. Balchem's portfolio of granulated calcium carbonate products are primarily used in novel over-the-counter and prescription pharmaceuticals for the treatment of osteoporosis, gastric disorders and calcium deficiencies in the United States.

Management believes this segment's key strengths are its proprietary technology and end-product application capabilities. The success of the Company's efforts to increase revenue in this segment is highly dependent on the timing of marketing launches of new products in the U.S. and international food and nutrition markets by the Company's customers and prospects. The Company, through its innovative proprietary technology and applications expertise, continues to develop new products designed to solve and respond to customer problems and innovative needs. Sales of specialty products for the animal nutrition and health industry are highly dependent on dairy industry economics as well as the ability of the Company to leverage the results of existing successful university research on the animal health benefits of the Company's products.

BCP Ingredients

BCP Ingredients manufactures and supplies choline chloride, an essential nutrient for animal health, to the poultry and swine industries. In addition, certain derivatives of choline chloride are also marketed into industrial applications.

Management believes that success in this commodity-oriented marketplace is highly dependent on the Company's ability to maintain its strong reputation for excellent product quality and customer service. In addition, the Company must continue to increase production efficiencies in order to maintain its low-cost position to effectively compete for market share in a highly competitive global marketplace.

The Company sells products for all three segments through its own sales force, independent distributors, and sales agents.

The following tables summarize consolidated net sales by segment and business segment earnings before income taxes for the three years ended December 31, 2006, 2005 and 2004 (in thousands):

Business Segment Net Sales:

	2006	2005	2004
Specialty Products	$ 32,026	$ 29,433	$ 28,767
Encapsulated/Nutritional Products	41,565	32,499	24,759
BCP Ingredients	27,314	21,163	13,880
Total	$ 100,905	$ 83,095	$ 67,406

Business Segment Earnings Before Income Taxes:

	2006	2005	2004
Specialty Products	$ 11,315	$ 11,007	$ 10,693
Encapsulated/Nutritional Products	4,200	3,217	992
BCP Ingredients	3,647	2,679	1,112
Interest and other income (expense)	(61)	288	(82)
Total	$ 19,101	$ 17,191	$ 12,715

Fiscal Year 2006 compared to Fiscal Year 2005
(All amounts in thousands, except share and per share data)

Net Sales

Net sales for 2006 were $100,905 compared with $83,095 for 2005, an increase of $17,810 or 21.4%. Net sales for the specialty products segment were $32,026 for 2006, as compared with $29,433 for 2005, an increase of $2,593 or 8.8%. This increase was principally due to an increase in sales volume along with modest price increases for our ethylene oxide products for medical device sterilization. Net sales for the encapsulated / nutritional products segment were $41,565 for 2006 compared with $32,499 for 2005, an increase of $9,066 or 27.9%. This increase was due principally to increased volumes sold in the human choline market, favorable changes in product mix in the domestic and international food markets and approximately $6,362 of incremental sales associated with the Company's newly acquired pharmaceutical, food, and chelated minerals business lines resulting from the Loders Croklaan Acquisition and the CMC Acquisition (see Notes 7 and 6 to our Consolidated Financial Statements, respectively). The Company also experienced volume improvements in sales of REASHURE®, our animal nutrition and health product targeted for dairy cows. Net sales for the BCP Ingredients segment of $27,314 were realized for 2006 compared with $21,163 for 2005, an increase of $6,151 or 29.1%. This increase was due to increased volumes sold in dry and aqueous choline and choline derivatives, along with modest price increases in all product lines and revenue recognized of $842 relating to the PMD license agreement as compared to $158 in 2005 (see Note 14 to our Consolidated Financial Statements).

Gross Margin

Gross margin for 2006 increased to $34,006 compared to $28,680 for 2005, an increase of 18.6%, due largely to the above-noted increase in sales. Gross margin percentage for 2006 was 33.7%, as compared to 34.5% for 2005, as our margin percentage was unfavorably affected by product mix and higher raw material and energy costs. Gross margin percentage for the specialty products segment decreased slightly primarily due to rising raw material costs. Gross margin percentage in the encapsulated / nutritional products segment increased 0.6% as margins were favorably affected by increased production, a result of greater sales volume as described above. The favorable impact of the increased production was partially offset by higher raw material costs and an unfavorable product mix in the pharmaceutical calcium product line. Gross margin percentage in BCP Ingredients increased 0.6% and was favorably affected by increased production volumes of choline chloride and specialty derivative products. This favorable impact was partially offset by higher raw material and energy costs.

Operating Expenses

Operating expenses for 2006 increased to $14,844 from $11,777 for 2005, an increase of $3,067 or 26.0%. Total operating expenses as a percentage of sales were 14.7% for 2006, as compared to 14.2% for 2005. The increase in operating expenses for 2006 was principally a result of stock-based compensation expense of $982 relating to the adoption of the provisions of SFAS 123R, increased payroll costs and benefits of $874 primarily due to new hires, increased expenditures of $802 in support of the Company's continuing efforts in the pharmaceutical industry, and higher amortization expense of $356 resulting from the CMC Acquisition. During 2006 and 2005, the Company spent $2,019 and $2,053, respectively, on Company-sponsored research and development programs, substantially all of which pertained to the Company's encapsulated / nutritional products segment for both food and animal feed applications.

Earnings From Operations

As a result of the foregoing, earnings from operations for 2006 were $19,162 as compared to $16,903 for 2005, reflecting a 13.4% increase from year to year.

Other Expenses (Income)

Interest income for 2006 was $128 as compared to $214 for 2005. This decrease is attributable to a decrease in the Company's average cash balance during 2006. Interest expense was $189 for 2006 compared to $8 for 2005. This increase is attributable to the average outstanding current and long-term debt in 2006, resulting from the CMC Acquisition in February 2006. Other income for 2006 was $-0- as compared to $82 for 2005. This decrease is attributable to the inclusion of a gain on the sale of equipment in 2005.

Income Tax Expense

The Company's effective tax rate for 2006 was 35.7% compared to a 36.3% rate for 2005. This decrease in the effective tax rate is primarily attributable to a change in allocation relating to state income taxes.

Net Earnings

As a result of the foregoing, net earnings were $12,278 for 2006 as compared with $10,954 for 2005, reflecting a 12.1% increase from 2005 to 2006.

Fiscal Year 2005 compared to Fiscal Year 2004
(All amounts in thousands, except share and per share data)

Net Sales

Net sales for 2005 were $83,095 compared with $67,406 for 2004, an increase of $15,689 or 23.3%. Net sales for the specialty products segment were $29,433 for 2005 compared with $28,767 for 2004, an increase of $666 or 2.3%. This increase was due principally to greater sales volumes of ethylene oxide for medical device sterilization and propylene oxide for starch modification as well as a modest price increase adopted early in 2005 to help offset rising raw material costs. This increase was partially offset by a decline in volumes sold in the ethylene oxide blends product line and single use ethylene oxide canisters for use in sterilization equipment. Net sales for the encapsulated / nutritional products segment were $32,499 for 2005 compared with $24,759 for 2004, an increase of $7,740 or 31.3%. This increase was due principally to increased volumes sold in the domestic food and human choline markets and approximately $3,300 associated with the Company's new pharmaceutical and food business lines resulting from the June 30, 2005 Loders Croklaan Acquisition, as described in Note 7 to our Consolidated Financial Statements. The Company also experienced volume improvements in the animal health industry relating to REASHURE®, NITROSHURE™ and NIASHURE™, our microencapsulated products for dairy cows. These increases were partially offset by a decline in volumes sold in the international food product lines and the nutritional supplement product line. Net sales of $21,163 were realized for 2005 in the BCP Ingredients segment compared with $13,880 for 2004, an increase of $7,283 or 52.5%. This increase was due to increased volumes sold in the dry choline, aqueous choline, and specialty industrial product lines, along with modest price increases in all three product lines.

Gross Margin

Gross margin for 2005 increased to $28,680 compared to $23,806 for 2004, an increase of 20.5%, due largely to the above-noted increase in sales. Gross margin percentage for 2005 was 34.5% as compared to 35.3% for 2004 as our margin percentage was unfavorably affected by product mix and higher raw material and energy costs. Gross margin percentage for the specialty products segment decreased slightly primarily due to rising raw material costs. Gross margin percentage in the encapsulated / nutritional products segment increased 1.8% as margins were favorably affected by increased production, a result of greater sales volume as described above. Gross margin percentage in BCP Ingredients increased 3.8% and was favorably affected by increased production volumes of choline chloride and specialty derivative products.

Operating Expenses

Operating expenses for 2005 increased to $11,777 from $11,009 for 2004, an increase of $768 or 7.0%. Total operating expenses as a percentage of sales were 14.2% for 2005 compared to 16.3% for 2004. The increase in operating expenses for 2005 was principally a result of new hires, increased charges for search fees associated with new hires and associated relocation expenses. These increases were partially offset by a decrease in selling expenses. During 2005 and 2004, the Company spent $2,053 and $1,752, respectively, on Company-sponsored research and development programs, substantially all of which pertained to the Company's encapsulated / nutritional products segment for both food and animal feed applications.

Earnings From Operations

As a result of the foregoing, earnings from operations for 2005 were $16,903 as compared to $12,797 for 2004, reflecting a 32.1% increase from year to year.

Other Expenses (Income)

Interest income for 2005 totaled $214 as compared to $125 for 2004. This increase is attributable to an increase in the Company's average cash balance during 2005. Interest expense was $8 for 2005 compared to $219 for 2004. This decrease is the result of the prepayment of the Company's outstanding loan balance in December 2004. Other income of $82 in 2005 represents the net gain on the sale of equipment.

Income Tax Expense

The Company's effective tax rate for 2005 was 36.3% compared to a 36.9% rate for 2004.

Net Earnings

As a result of the foregoing, net earnings were $10,954 for 2005 as compared with $8,026 for 2004, reflecting a 36.5% increase from 2004 to 2005.

LIQUIDITY AND CAPITAL RESOURCES

Contractual Obligations

The Company's contractual obligations and commitments principally include obligations associated with future minimum non-cancelable operating lease obligations (including the headquarters office space entered into in 2002). These aggregate commitments are as follows:

Year	
2007	$ 672
2008	619
2009	652
2010	209
2011	79
Thereafter	59
Total minimum lease payments	$ 2,290

As part of the June 30, 2005 Loders Croklaan Acquisition, we agreed to make contingent payments of additional consideration based upon the volume of sales associated with one particular product acquired by the Company during the three year period following the acquisition. Such contingent consideration, if and when paid, is recorded as an additional cost of the acquired product lines. As of December 31, 2006, such contingent consideration of $23 has been earned and paid.

The Company knows of no current or pending demands on, or commitments for, its liquid assets that will materially affect its liquidity.

The Company expects its operations to continue generating sufficient cash flow to fund working capital requirements and necessary capital investments.

Acquisitions and Dispositions

Effective August 24, 2006, pursuant to an asset purchase agreement of same date, the Company, through its wholly owned subsidiaries BCP and BCP St. Gabriel, acquired an animal feed grade aqueous choline chloride manufacturing facility and related assets located in St. Gabriel, Louisiana from BioAdditives, LLC, CMB Additives, LLC and CMB Realty of Louisiana. On February 8, 2006, the Company, through its wholly owned subsidiary Balchem Minerals Corporation, acquired all of the outstanding capital stock of CMC, for a purchase price of $17,350 before working capital and other adjustments. CMC is a manufacturer and global marketer of chelated mineral nutritional supplements for livestock, pet and swine feeds.

The Company is actively pursuing acquisition candidates.

Cash

Cash and cash equivalents decreased to $5,189 at December 31, 2006 from $12,996 at December 31, 2005. The $7,807 decrease resulted from net cash used in investing activities of $25,232 partially offset by net cash provided by operating activities of $16,370 and net cash provided by financing activities of $1,055. Working capital amounted to $19,295 at December 31, 2006 as compared to $26,116 at December 31, 2005, a decrease of $6,821, primarily due to the aforementioned decrease in cash.

Operating Activities

Cash flows from operating activities provided $16,370 for 2006 as compared with $13,698 for 2005. The increase in cash flows from operating activities was due primarily to increases in net income and non-cash expenses including depreciation expense and stock compensation expense of $1,097.

Investing Activities

Capital expenditures were approximately $2,300 for 2006. Capital expenditures are projected to be approximately $4,800 for calendar year 2007. Cash paid for acquisitions in 2006, including acquisition costs, net of acquisition accounts receivable collected, was $22,872.

The overall effect of the foregoing was that cash flows used in investing activities were $25,232 in 2006, as compared to $12,943 in 2005.

Financing Activities

In June 1999, the board of directors authorized the repurchase of shares of the Company's outstanding common stock over a two-year period commencing July 2, 1999. Under this program, which was subsequently extended, the Company had, as of December 31, 2004, repurchased a total 772,461 shares at an average cost of $4.11 per share, none of which remained in treasury at December 31, 2004. In June 2005, the board of directors authorized another extension of the stock repurchase program for up to an additional 900,000 shares, over and above those 772,461 shares previously repurchased under the program. During 2005, a total of 99,450 shares were purchased at an average cost of $12.05 per share, 96,024 of which remained in treasury at December 31, 2005. During 2006, there were no shares purchased, and no shares remained in treasury at December 31, 2006. The Company intends to acquire shares from time to time at prevailing market prices if and to the extent it deems it advisable to do so based on its assessment of corporate cash flow, market conditions and other factors.

There was no debt outstanding at December 31, 2006 or December 31, 2005.

On February 6, 2006, the Company and its principal bank entered into a Loan Agreement (the "Loan Agreement") providing for a term loan of $10,000 (the "Term Loan"), the proceeds of which were used to fund the CMC Acquisition, in part. As of December 31, 2006, the Company made $10,000 in principal payments against the Term Loan, which paid the Term Loan in full. The Loan Agreement also provided for a short-term revolving credit facility of $3,000 (the "Revolving Facility"). Borrowings under the Revolving Facility bear interest at LIBOR plus 1.00%. As of December 31, 2006, no amounts were drawn on the Revolving Facility. The Revolving Facility expires in May, 2007. Management believes that such facility will be renewed in the normal course of business.

Financing activities also included proceeds from stock options exercised totaling $1,239 and $1,409 for 2006 and 2005, respectively, and $878 of excess tax benefits associated with equity-based compensation for 2006. Dividend payments were $1,045 and $685 for 2006 and 2005, respectively.

The overall effect of the foregoing was that cash flows provided by financing activities were $1,055 in 2006, as compared to cash flows used in financing activities of $493 in 2005.

Other Matters Impacting Liquidity

The Company currently provides postretirement benefits in the form of a retirement medical plan under a collective bargaining agreement covering eligible retired employees of the Verona, Missouri facility. The amount recorded on the Company's balance sheet as of December 31, 2006 for this obligation is $729. The postretirement plan is not funded. Historical cash payments made under such plan have been less than $50 per year.

Critical Accounting Policies

Management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from those estimates.

The Company's "critical accounting policies" are those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. Management considers the following accounting policies to be critical.

Revenue Recognition

Revenue is recognized upon product shipment, passage of title and risk of loss, and when collection is reasonably assured. The Company reports amounts billed to customers related to shipping and handling as revenue and includes costs incurred for shipping and handling in cost of sales. Amounts received for unshipped merchandise are not recognized as revenue but rather they are recorded as customer deposits and are included in current liabilities. In addition, the Company follows the provisions of the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin (SAB) No. 104, "*Revenue*

Recognition," which sets forth guidelines on the timing of revenue recognition based upon factors such as passage of title, installation, payments and customer acceptance.

Revenue related to a process and product license agreement is recognized using the percentage of completion method and the progress to completion is measured using the efforts-expended method. The Company follows the provisions of the American Institute of Certified Public Accountants' (AICPA) Statement of Position (SOP) 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts." Revenue is recognized as work is performed and costs are incurred.

Inventories

Inventories are valued at the lower of cost (first in, first out or average) or market value and have been reduced by an allowance for excess or obsolete inventories. Inventory reserves are generally recorded when the inventory for a product exceeds twelve months of demand for that product and/or when individual products have been in inventory for greater than six months. In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 151, "Inventory Costs." The new statement amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current period charges and requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. The provisions of this statement were applied prospectively for inventory costs incurred beginning in our fiscal year 2006. The adoption of this statement did not have a material impact on our results of operations, financial position or cash flow.

Long-Lived Assets

Long-lived assets, such as property, plant, and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is generally based on discounted cash flows.

Goodwill, which is not subject to amortization, is tested annually for impairment, and more frequently if events and circumstances indicate that the asset might be impaired. If an indicator of impairment exists, the Company determines the amount of impairment based on a comparison of the implied fair value of its goodwill to its carrying value.

Accounts Receivable

We market our products to a diverse customer base, principally throughout the United States, Europe, China and Japan. We grant credit terms in the normal course of business to our customers. We perform on-going credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined through review of their current credit information. We continuously monitor collections and payments from customers and maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Estimated losses are based on historical experience and any specific customer collection issues identified. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments, additional allowances and related bad debt expense may be required.

Post-employment Benefits

The Company provides life insurance and health care benefits for eligible retirees and health care benefits for retirees' eligible survivors. The costs and obligations related to these benefits reflect the

Company's assumptions as to general economic conditions and health care cost trends. The cost of providing plan benefits also depends on demographic assumptions including retirements, mortality, turnover, and plan participation. If actual experience differs from these assumptions, the cost of providing these benefits could increase or decrease.

In September 2006, the FASB issued FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. As a result of adopting SFAS No. 158 on December 31, 2006, we recorded $0.3 million as a reduction to the benefit obligation and $0.2 million, net of tax, as a one-time adjustment to accumulated other comprehensive income in stockholders' equity.

Intangible Assets with Finite Lives

The useful life of an intangible asset is based on the Company's assumptions regarding expected use of the asset; the relationship of the intangible asset to another asset or group of assets; any legal, regulatory or contractual provisions that may limit the useful life of the asset or that enable renewal or extension of the asset's legal or contractual life without substantial cost; the effects of obsolescence, demand, competition and other economic factors; and the level of maintenance expenditures required to obtain the expected future cash flows from the asset and their related impact on the asset's useful life. If events or circumstances indicate that the life of an intangible asset has changed, it could result in higher future amortization charges or recognition of an impairment loss.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The Company regularly reviews its deferred tax assets for recoverability and would establish a valuation allowance if it believed that such assets may not be recovered, taking into consideration historical operating results, expectations of future earnings, changes in its operations and the expected timing of the reversals of existing temporary differences.

Stock-based Compensation

Beginning in fiscal 2006, we account for stock-based compensation in accordance with SFAS No. 123R (revised 2004), "Share-Based Payment" ("SFAS 123R") as interpreted by SEC Staff Accounting Bulletin ("SAB") No. 107. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating our stock price volatility, employee stock option exercise behaviors and employee option forfeiture rates. Expected volatilities are based on historical volatility of the Company's stock. The expected term of the options is based on the Company's historical experience of employees' exercise behavior. As stock-based compensation expense recognized in the Consolidated Statement of Earnings is based on awards ultimately expected to vest, the amount of expense has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience. As a result of adopting SFAS 123R, we recorded $0.9 million of compensation expense, net of tax, in 2006. If factors change and we employ different assumptions in the application of SFAS 123R, the compensation expense that we record in future periods may differ significantly from what we have recorded in the current period. Under the accounting method we followed prior to January 1, 2006, we did not record any stock-based compensation expense related to stock options granted to employees and directors for the years ended December 31, 2005 and 2004. If we had included the cost of employee stock option compensation in the financial statements for the years ended December 31, 2005 and 2004, our net earnings would have decreased by approximately $0.9 million and $0.8 million, respectively, based on the fair value of the stock options granted to employees. See Note 2 to the Consolidated Financial Statements for additional information.

New Accounting Pronouncements:

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective beginning in January 2008. The Company is evaluating whether adoption of this statement will result in a change to its fair value measurements.

In September 2006, the SEC issued SAB 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires analysis of misstatements using both an income statement (rollover approach) and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB 108 is effective for the Company's fiscal year 2006 annual financial statements. The adoption of this statement did not have a material impact on our consolidated results of operations, financial position or cash flows.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This interpretation, among other things, creates a two-step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions, and it has expanded disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006, in which the impact of adoption should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. The Company is evaluating FIN 48 and has not yet determined the impact the adoption will have on the consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Cash and cash equivalents are invested primarily in money market accounts. Accordingly, we believe we have limited exposure to market risk for changes in interest rates. However, interest payable under the Company's Revolving Facility is based on LIBOR plus 1.00%, and thus could expose the Company to some interest rate risk in connection with its bank financing. No amounts were drawn on the Revolving Facility as of December 31, 2006. The Company has no derivative financial instruments or derivative commodity instruments, nor does the Company have any financial instruments entered into for trading or hedging purposes. Foreign sales are generally billed in U.S. dollars. The Company believes that its business operations are not exposed in any material respect to market risk relating to foreign currency exchange risk or commodity price risk.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Balchem Corporation
New Hampton, New York

We have audited the accompanying consolidated balance sheets of Balchem Corporation and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. We also have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Balchem Corporation and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in "Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)." Balchem Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As discussed in Note 2 to the Company's Consolidated Financial Statements, on January 1, 2006, the Company adopted Statement of Financial Standards No. 123 (revised 2004), "Shared-based Payment", which requires all share-based payments, including grants of stock options, to be recognized in the income statements as an operating expense, based on their fair values.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Balchem Corporation and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that Balchem Corporation and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in "Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)." Furthermore, in our opinion, Balchem Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in "Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)."

McGladrey & Pullen, LLP

New York, New York
March 15, 2007

BALCHEM CORPORATION
Consolidated Balance Sheets
December 31, 2006 and 2005
(Dollars in thousands, except share and per share data)

Assets	2006	2005
Current assets:		
Cash and cash equivalents	$ 5,189	$ 12,996
Accounts receivable, net of allowance for doubtful accounts of $50 and $50 at December 31, 2006 and 2005, respectively	11,578	11,521
Inventories	9,918	8,540
Prepaid income taxes	-	143
Prepaid expenses	1,754	1,790
Deferred income taxes	416	276
Total current assets	28,855	35,266
Property, plant and equipment, net	31,313	24,400
Goodwill	25,253	13,327
Intangible assets with finite lives, net	6,912	2,148
Total assets	$ 92,333	$ 75,141
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade accounts payable	$ 3,010	$ 2,562
Accrued expenses	1,827	2,601
Accrued compensation and other benefits	1,869	1,756
Customer deposits and other deferred revenue	1,072	1,186
Dividends payable	1,596	1,045
Income tax payable	186	-
Total current liabilities	9,560	9,150
Deferred income taxes	6,627	4,015
Other long-term obligations	784	1,043
Total liabilities	16,971	14,208
Commitments and contingencies (note 13)		
Stockholders' equity:		
Preferred stock, $25 par value. Authorized 2,000,000 shares; none issued and outstanding	-	-
Common stock, $.0667 par value. Authorized 25,000,000 shares; 17,733,849 shares issued and outstanding at December 31, 2006 and 17,461,447 shares issued and 17,365,423 outstanding at December 31, 2005	788	776
Additional paid-in capital	10,393	8,008
Retained earnings	63,988	53,306
Accumulated other comprehensive income	193	-
Treasury stock, at cost: 0 and 96,024 shares at December 31, 2006 and 2005, respectively	-	(1,157)
Total stockholders' equity	75,362	60,933
Total liabilities and stockholders' equity	$ 92,333	$ 75,141

See accompanying notes to consolidated financial statements.

BALCHEM CORPORATION

Consolidated Statements of Earnings

Years Ended December 31, 2006, 2005 and 2004

(In thousands, except per share data)

	2006	2005	2004
Net sales	$ 100,905	$ 83,095	$ 67,406
Cost of sales	66,899	54,415	43,600
Gross margin	34,006	28,680	23,806
Operating expenses:			
Selling expenses	6,907	4,739	4,815
Research and development expenses	2,019	2,053	1,752
General and administrative expenses	5,918	4,985	4,442
	14,844	11,777	11,009
Earnings from operations	19,162	16,903	12,797
Other expenses (income):			
Interest income	(128)	(214)	(125)
Interest expense	189	8	219
Other, net	-	(82)	(12)
Earnings before income tax expense	19,101	17,191	12,715
Income tax expense	6,823	6,237	4,689
Net earnings	$ 12,278	$ 10,954	$ 8,026
Basic net earnings per common share	$ 0.70	$ 0.63	$ 0.48
Diluted net earnings per common share	$ 0.67	$ 0.61	$ 0.46

See accompanying notes to consolidated financial statements.

BALCHEM CORPORATION
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2006, 2005 and 2004
(Dollars in thousands, except share and per share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balance - December 31, 2003	16,548,429	$ 736	$ 3,493	$ 36,056	-	(145,665)	$ (504)	$ 39,781
Net earnings	-	-	-	8,026	-	-	-	8,026
Dividends ($.04 per share)	-	-	-	(685)	-	-	-	(685)
Shares issued under employee benefit plans and other	31,635	2	254	-	-	-	-	256
Shares issued under stock option plans and an income tax benefit of $293	567,543	24	2,328	-	-	145,665	504	2,856
Balance - December 31, 2004	17,147,607	762	6,075	43,397	-	-	-	50,234
Net earnings	-	-	-	10,954	-	-	-	10,954
Dividends ($.06 per share)	-	-	-	(1,045)	-	-	-	(1,045)
Treasury shares purchased	-	-	-	-	-	(99,450)	(1,198)	(1,198)
Shares issued under employee benefit plans and other	52,133	1	210	-	-	3,426	41	252
Shares issued under stock option plans and an income tax benefit of $327	261,707	13	1,723	-	-	-	-	1,736
Balance - December 31, 2005	17,461,447	776	8,008	53,306	-	(96,024)	(1,157)	60,933
Net earnings	-	-	-	12,278	-	-	-	12,278
Dividends ($.09 per share)	-	-	-	(1,596)	-	-	-	(1,596)
Shares issued under employee benefit plans and other	1,079		70			21,933	264	334
Shares and options issued under stock option plans and an income tax benefit of $878	271,323	12	2,315	-	-	74,091	893	3,220
Adjustment to initially apply FASB Statement No. 158, net of tax	-	-	-	-	193	-	-	193
Balance - December 31, 2006	17,733,849	$ 788	$ 10,393	$ 63,988	$ 193	-	$ -	$ 75,362

See accompanying notes to consolidated financial statements.

BALCHEM CORPORATION
Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004
(In thousands, except per share data)

	2006	2005	2004
Cash flows from operating activities:			
Net earnings	$ 12,278	$ 10,954	$ 8,026
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation and amortization	3,445	2,809	3,271
Stock compensation expense	1,097	-	-
Shares issued under employee benefit plans	343	257	256
Deferred income tax expense	104	599	1,388
(Recovery of) provision for doubtful accounts	-	(32)	(4)
Income tax benefit from stock options exercised	-	327	293
Disposition of intangible assets	-	-	53
Gain on sale of assets	-	(82)	(12)
Changes in assets and liabilities			
Accounts receivable	(57)	(2,684)	(759)
Inventories	(827)	(1,496)	(358)
Prepaid expenses	36	(263)	(804)
Accounts payable and accrued expenses	(212)	2,749	226
Income taxes	218	172	(315)
Customer deposits and other deferred revenue	(101)	334	852
Other long-term obligations	46	54	32
Net cash provided by operating activities	16,370	13,698	12,145
Cash flows from investing activities:			
Capital expenditures	(2,279)	(1,769)	(1,215)
Proceeds from sale of property, plant and equipment	-	389	91
Cash paid for intangible assets acquired	(81)	(144)	(105)
Acquisition	(22,872)	(11,419)	-
Net cash used in investing activities	(25,232)	(12,943)	(1,229)
Cash flows from financing activities:			
Proceeds from long-term debt	10,000	-	-
Principal payments on long-term debt	(10,000)	-	(9,581)
Proceeds from stock options exercised	1,239	1,409	2,563
Excess tax benefits from stock compensation	878	-	-
Dividends paid	(1,045)	(685)	(389)
Purchase of treasury stock	-	(1,198)	-
Other financing activities	(17)	(19)	(14)
Net cash provided by (used in) financing activities	1,055	(493)	(7,421)
Increase (decrease) in cash and cash equivalents	(7,807)	262	3,495
Cash and cash equivalents beginning of year	12,996	12,734	9,239
Cash and cash equivalents end of year	$ 5,189	$ 12,996	$ 12,734

See accompanying notes to consolidated financial statements.

BALCHEM CORPORATION
Notes to Consolidated Financial Statements
(All amounts in thousands, except share and per share data)

NOTE 1 - BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description

Balchem Corporation (including, unless the context otherwise requires, its wholly-owned subsidiaries, BCP Ingredients, Inc., Balchem Minerals Corporation, BCP St. Gabriel, Inc. and Chelated Minerals Corporation, "Balchem" or the "Company"), incorporated in the State of Maryland in 1967, is engaged in the development, manufacture and marketing of specialty performance ingredients for the food, pharmaceutical, feed and medical sterilization industries.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

Revenue is recognized upon product shipment, passage of title and risk of loss, and when collection is reasonably assured. The Company reports amounts billed to customers related to shipping and handling as revenue and includes costs incurred for shipping and handling in cost of sales. Amounts received for unshipped merchandise are not recognized as revenue but rather they are recorded as customer deposits and are included in current liabilities. In addition, the Company follows the provisions of the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 104, "*Revenue Recognition,*" which sets forth guidelines on the timing of revenue recognition based upon factors such as passage of title, installation, payments and customer acceptance.

Revenue related to the process and product license agreement described in Note 14 below is recognized using the percentage of completion method and the progress to completion is measured using the efforts-expended method. The Company follows the provisions of the American Institute of Certified Public Accountants' (AICPA) Statement of Position ("SOP") 81-1, "*Accounting for Performance of Construction Type and Certain Production Type Contracts.*" Revenue is recognized as work is performed and costs are incurred.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market, with cost generally determined on a first-in, first-out basis, and have been reduced by an allowance for excess or obsolete inventories. Cost elements include material, labor and manufacturing overhead. In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 151, "Inventory Costs." The new statement amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current period charges and requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. The provisions of this statement were applied prospectively for inventory costs incurred beginning in fiscal year 2006. The adoption of this statement did not have a material impact on the Company's results of operations, financial position or cash flow.

Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost. Depreciation of plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	15-25 years
Equipment	3-12 years

Expenditures for repairs and maintenance are charged to expense. Alterations and major overhauls that extend the lives or increase the capacity of plant assets are capitalized. When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the accounts and any resultant gain or loss is included in earnings.

Business Concentrations

A specialty products customer accounted for 8%, 9% and 11% of the Company's consolidated net sales for 2006, 2005 and 2004, respectively. This customer accounted for 10% and 8% of the Company's accounts receivable balance at December 31, 2006 and 2005, respectively. Approximately 10%, 7% and 8% of the Company's net sales for 2006, 2005 and 2004, respectively, consisted of sales outside the United States, predominately to Europe, Japan, and China.

Trade receivables potentially subject the Company to credit risk. The Company extends credit to its customers based upon an evaluation of the customers' financial condition and credit histories. The majority of the Company's customers are major national or international corporations.

Goodwill and Acquired Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), as of January 1, 2002. These standards require the use of the purchase method of accounting for a business combination and define an intangible asset. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but are instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

As required by SFAS No. 142, the Company performed an assessment of whether there was an indication that goodwill was impaired at the date of adoption. In connection therewith, the Company determined that its operations consisted of three reporting units and determined each reporting units' fair value and compared it to the reporting unit's net book value. Since the fair value of each reporting unit exceeded its carrying amount, there was no indication of impairment and no further transitional impairment testing was required. As of December 31, 2006 and 2005, the Company also performed an impairment test of its goodwill balance. As of such dates the Company's reporting units' fair value exceeded their carrying amounts, and therefore there was no indication that goodwill was impaired. Accordingly, the Company was not required to perform any further impairment tests. The Company plans to perform its impairment test each December 31.

The Company had unamortized goodwill in the amount of $25,253 at December 31, 2006 and $13,327 at December 31, 2005, subject to the provisions of SFAS Nos. 141 and 142. Unamortized goodwill is allocated to the Company's reportable segments as follows:

		2006		2005
Specialty Products	$	5,089	$	5,089
Encapsulated/Nutritional Products		20,164		8,238
BCP Ingredients		-		-
Total	$	25,253	$	13,327

The following intangible assets with finite lives are stated at cost and are amortized on a straight-line basis over the following estimated useful lives:

	Amortization period (in years)
Customer lists	10
Regulatory re-registration costs	10
Patents & trade secrets	15 - 17
Trademarks & trade names	17

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

Management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2006 and 2005 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying consolidated balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The Company's financial instruments, principally cash equivalents, accounts receivable, accounts payable and accrued liabilities, are carried at cost which approximates fair value due to the short-term maturity of these instruments.

Research and Development

Research and development costs are expensed as incurred.

Stock-based Compensation

The Company has stock-based employee compensation plans, which are described more fully in Note 2. On January 1, 2006, the Company was required to adopt SFAS No. 123R (revised 2004), "Share-Based Payment" ("SFAS 123R"), which requires all share-based payments, including grants of stock options, to be recognized in the income statement as an operating expense, based on their fair values. The Company estimates the fair value of each option award on the date of grant using a Black-Scholes based option-pricing model.

Prior to adopting SFAS 123R, the Company accounted for stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", as permitted by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation". The modified prospective method was applied in adopting SFAS 123R and, accordingly, periods prior to adoption have not been restated.

The implementation of SFAS 123R has had no adverse effect on the Company's balance sheet or total cash flows, but it does impact cash flows from operations, cash flows from financing activities, cost of sales, gross profit, operating expenses, net income and earnings per share. Because periods prior to adoption have not been restated, comparability between periods has been affected. Additionally, estimates of and assumptions about forfeiture rates, terms, volatility, interest rates and dividend yields are used to calculate stock-based compensation. A significant change to these estimates could materially affect the Company's operating results.

Impairment of Long-lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is generally based on discounted cash flows.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"). SFAS 158 requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. As a result of adopting SFAS 158 on December 31, 2006, the Company recorded $0.3 million as a reduction to the benefit obligation and

$0.2 million, net of tax, as a one-time adjustment to accumulated other comprehensive income in stockholder's equity.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective beginning in January 2008. The Company is evaluating whether adoption of this statement will result in a change to its fair value measurements.

In September 2006, the SEC issued SAB 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires analysis of misstatements using both an income statement (rollover approach) and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB 108 is effective for the Company's fiscal year 2006 annual financial statements. The adoption of this statement did not have a material impact on our consolidated results of operations, financial position or cash flows.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This interpretation, among other things, creates a two-step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions, and it has expanded disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006, in which the impact of adoption should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. The Company is evaluating FIN 48 and has not yet determined the impact the adoption will have on the consolidated financial statements.

Beginning in fiscal 2006, the Company began accounting for stock-based compensation in accordance with SFAS 123R as interpreted by SEC Staff Accounting Bulletin No. 107. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating the Company's stock price volatility, employee stock option exercise behaviors and employee option forfeiture rates. Expected volatilities are based on historical volatility of the Company's stock. The expected term of the options is based on the Company's historical experience of employees' exercise behavior. As stock-based compensation expense recognized in the Consolidated Statement of Earnings is based on awards ultimately expected to vest, the amount of expense has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience. If factors change and the Company employs different assumptions in the application of SFAS 123R, the compensation expense that is recorded in future periods may differ significantly from what has been recorded in the current period.

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 151, "Inventory Costs." The new statement amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current period charges and requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. The provisions of this statement were applied prospectively for inventory costs incurred beginning in our fiscal year 2006. The adoption of this statement did not have a material impact on our results of operations, financial position or cash flow.

Net Earnings Per Common Share

Basic net earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net earnings per common share is calculated in a manner consistent with basic net earnings per common share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding and unvested restricted stock (using the treasury stock method).

NOTE 2 - STOCKHOLDERS' EQUITY

STOCK-BASED COMPENSATION

On January 1, 2006, the Company adopted SFAS 123R, which requires all share-based payments, including grants of stock options, to be recognized in the income statement as an operating expense, based on their fair values.

Prior to adopting SFAS 123R, the Company accounted for stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"), as permitted by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123"). No stock-based compensation cost was recognized in the Statement of Earnings for the years ended December 31, 2005 and 2004, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company has applied the modified prospective method in adopting SFAS 123R. Accordingly, periods prior to adoption have not been restated. Under the modified prospective method, compensation cost recognized in the year ended December 31, 2006 includes (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R.

As a result of adopting SFAS 123R on January 1, 2006, the Company's income before income taxes and net income for the year ended December 31, 2006, are $1.1 million and $0.9 million lower, respectively, than if it had continued to account for share-based compensation under Opinion 25. As required by SFAS 123R, the Company has made an estimate of expected forfeitures and is recognizing compensation cost only for those stock-based compensation awards expected to vest. Basic and diluted earnings per share are each $0.05 lower for the twelve months ended December 31, 2006, than if the Company had not adopted SFAS 123R.

Prior to the adoption of SFAS 123R, the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. SFAS 123R requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $0.9 million tax benefit from the exercise of stock options classified as a financing cash inflow would have been classified as an operating cash inflow if the Company had not adopted SFAS 123R.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to the prior periods (in thousands, except per share data):

	Year Ended			
		December 31, 2005		December 31, 2004
Net earnings	$	10,954	$	8,026
Stock-based employee compensation expense included in net earnings, net of related tax effects		-		-
Stock-based employee compensation expense determined under fair value based method, net of related tax effects		904		808
Pro forma net earnings	$	10,050	$	7,218
Basic earnings per common share:				
As reported	$	0.63	$	0.48
Pro forma	$	0.58	$	0.43
Diluted earnings per common share:				
As reported	$	0.61	$	0.46
Pro forma	$	0.55	$	0.42

On December 31, 2006, the Company had one share-based compensation plan, which is described below (the "1999 Stock Plan").

In June 1999, the Company adopted the Balchem Corporation 1999 Stock Plan for officers, directors, directors emeritus and employees of and consultants to the Company and its subsidiaries. The 1999 Stock Plan is administered by the Compensation Committee of the Board of Directors of the Company. Under the plan, options and rights to purchase shares of the Company's common stock are granted at prices established at the time of grant. Option grants generally become exercisable 20% after 1 year, 60% after 2 years and 100% after 3 years from the date of grant for employees and are fully exercisable on the date of grant for directors. Other option grants are either fully exercisable on the date of grant or become exercisable thereafter in such installments as the Committee may specify. The 1999 Stock Plan initially reserved an aggregate of 900,000 shares (unadjusted for the stock split) of common stock for issuance under the Plan. In April 2003, the Board of Directors of the Company adopted and stockholders subsequently approved, the Amended and Restated 1999 Stock Plan which amended the 1999 Stock Plan by: (i) increasing the number of shares of common stock reserved for issuance under the 1999 Stock Plan by 900,000 shares (unadjusted for the stock split), to a total of 1,800,000 shares (unadjusted for the stock split) of common stock; and (ii) confirming the right of the Company to grant awards of common stock ("Awards") in addition to the other Stock Rights available under the 1999 Stock Plan, and providing certain language changes relating thereto. The 1999 Stock Plan replaced the Company's incentive stock option plan (the "ISO Plan") and its non-qualified stock option plan (the "Non-Qualified Plan"), both of which expired on June 24, 1999. Unexercised options granted under the ISO Plan and the Non-Qualified Plan prior to such termination remain exercisable in accordance with their terms. Options granted under the ISO Plan generally become exercisable 20% after 1 year, 60% after 2 years and 100% after 3 years from the date of grant, and expire ten years from the date of grant. Options granted under the Non-Qualified Plan, generally vested on the date of grant, and expire ten years from the date of grant.

The shares to be issued upon exercise of the outstanding options have been approved, reserved and are adequate to cover all exercises. As of December 31, 2006, the plans had 721,953 shares available for future awards.

On December 8, 2006, the Board of Directors of the Company authorized the Company to enter into Restricted Stock Purchase Agreements (the "2006 Agreements") to purchase the Company's common stock with the five non-employee directors and certain employees of the Company pursuant to the Company's 1999 Stock Plan. Under the 2006 Agreements, each grantee purchased certain shares, ranging from 1,500 shares to 13,500 shares, of the Company's common stock at the purchase price of approximately $.04 per share. The purchased stock is subject to a repurchase option in favor of the Company and to restrictions on transfer until it vests in accordance with the provisions of the Agreements.

On December 29, 2005, the Board of Directors of the Company authorized the Company to enter into Restricted Stock Purchase Agreements (the "2005 Agreements") to purchase the Company's common stock with the five non-employee directors of the Company pursuant to the Company's 1999 Stock Plan. This 2005 Agreement replaces the Stock Option Plan that non-employee directors participated in in prior years. Under the 2005 Agreements, each non-employee director purchased 6,750 shares of the Company's common stock at the purchase price of approximately $.03 per share. The purchased stock is subject to a repurchase option in favor of the Company and to restrictions on transfer until it vests in accordance with the provisions of the Agreements.

The fair value of each option award issued under the 1999 Stock Plan is estimated on the date of grant using a Black-Scholes based option-pricing model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock. The expected term of the options is based on the Company's historical experience of employees' exercise behavior. Dividend yields are based on the Company's historical dividend yields. Risk-free interest rates are based on the implied yields currently available on U.S. Treasury zero coupon issues with a remaining term equal to the expected life.

	Year Ended		
Weighted Average Assumptions:	December 31, 2006	December 31, 2005	December 31, 2004
Expected Volatility	26.4%	28.9%	27.1%
Expected Term (in years)	4.5	4.8	5.2
Risk-Free Interest Rate	3.8%	3.6%	3.7%
Dividend Yield	0.4%	0.4%	0.4%

The value of the restricted shares is based on the intrinsic value of the award at the date of grant.

Compensation expense for stock options and restricted stock awards is recognized on a straight-line basis over the vesting period, generally three years for stock options, four years for employee restricted stock awards, and seven years for non-employee director restricted stock awards. Certain awards provide for accelerated vesting if there is a change in control (as defined in the plans) or other qualifying events.

A summary of stock option plan activity for 2006, 2005, and 2004 for all plans is as follows:

2006	# of Shares (000s)	Weighted Average Exercise Price
Outstanding at beginning of year	2,153	$ 8.38
Granted	305	17.67
Exercised	(267)	4.64
Cancelled	(21)	9.64
Outstanding at end of year	2,170	$ 10.13
Exercisable at end of year	1,277	$ 7.40

2005	# of Shares (000s)	Weighted Average Exercise Price
Outstanding at beginning of year	1,777	$ 6.21
Granted	657	13.04
Exercised	(262)	5.38
Cancelled	(19)	7.41
Outstanding at end of year	2,153	$ 8.38
Exercisable at end of year	1,167	$ 6.09

2004	# of Shares (000s)	Weighted Average Exercise Price
Outstanding at beginning of year	2,027	$ 4.75
Granted	506	8.40
Exercised	(713)	3.59
Cancelled	(43)	6.81
Outstanding at end of year	1,777	$ 6.21
Exercisable at end of year	1,023	$ 5.01

The aggregate intrinsic value for outstanding stock options was $15,357 and $10,479 at December 31, 2006 and 2005, respectively, with a weighted average remaining contractual term of 7.3 years at December 31, 2006. Exercisable stock options at December 31, 2006 had an aggregate intrinsic value of $12,413 with a weighted average remaining contractual term of 6.2 years.

Other information pertaining to option activity during the years ended December 31, 2006 and 2005 was as follows:

	Year Ended December 31, 2006	Year Ended December 31, 2005
Weighted-average fair value of options granted	$ 4.91	$ 2.84
Total intrinsic value of stock options exercised ($000s)	$ 2,929	$ 1,466

Additional information related to stock options outstanding under all plans at December 31, 2006 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding (000s)	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price	Number Exercisable (000s)	Weighted Average Exercise Price
$ 1.85 - $ 6.83	784	5.0 years	$ 5.71	784	$ 5.71
7.13 - 13.19	629	7.8 years	9.35	402	9.23
14.13 - 17.81	757	9.2 years	15.37	91	13.81
	2,170	7.3 years	$ 10.13	1,277	$ 7.40

Non-vested restricted stock activity for the years ended December 31, 2006 and 2005 is summarized below:

	Shares (000s)		Weighted Average Grant Date Fair Value
Non-vested balance as of December 31, 2005	34	$	13.22
Granted	79		17.76
Vested	-		-
Forfeited	-		-
Non-vested balance as of December 31, 2006	113	$	16.40

	Shares (000s)		Weighted Average Grant Date Fair Value
Non-vested balance as of December 31, 2004	-	$	-
Granted	34		13.22
Vested	-		-
Forfeited	-		-
Non-vested balance as of December 31, 2005	34	$	13.22

As of December 31, 2006 there was $4,036 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans; that cost is expected to be recognized over a weighted-average period of 2.2 years.

STOCK SPLITS AND REPURCHASE OF COMMON STOCK

On December 8, 2006, the Board of Directors of the Company approved a three-for-two split of the Company's common stock to be effected in the form of a stock dividend to shareholders of record on December 29, 2006. Such stock dividend was made on January 19, 2007. The stock split was recognized by reclassifying the par value of the additional shares resulting from the split, from additional paid-in capital to common stock.

On December 15, 2005, the Board of Directors of the Company approved a three-for-two split of the Company's common stock to be effected in the form of a stock dividend to shareholders of record on December 30, 2005. Such stock dividend was made on January 20, 2006. The stock split was recognized by reclassifying the par value of the additional shares resulting from the split, from additional paid-in capital to common stock.

All references to number of common shares and per share amounts except shares authorized in the accompanying consolidated financial statements were retroactively adjusted to reflect the effect of the December 2006 stock split.

In June 1999, the board of directors authorized the repurchase of shares of the Company's outstanding common stock over a two-year period commencing July 2, 1999. Under this program, which was subsequently extended, the Company had, as of December 31, 2004, repurchased a total 772,461 shares at an average cost of $4.11 per share, none of which remained in treasury at December 31, 2004. In June 2005, the board of directors authorized another extension of the stock repurchase program for up to an additional 900,000 shares, over and above those 772,461 shares previously repurchased under the program. During 2005, a total of 99,450 shares were purchased at an average cost of $12.05 per share, 96,024 of which remained in treasury at December 31, 2005. During 2006, there were no shares purchased, and no shares remained in treasury at December 31, 2006. The Company intends to acquire shares from time to time at prevailing market prices if and to the extent it deems it advisable to do so based on its assessment of corporate cash flow, market conditions and other factors.

NOTE 3 - INVENTORIES

Inventories at December 31, 2006 and 2005 consisted of the following:

	2006	2005
Raw materials	$ 4,264	$ 4,809
Finished goods	5,654	3,731
Total inventories	$ 9,918	$ 8,540

On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analyzing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory balances are reduced, if necessary. The reserve for obsolete or slow moving inventory was $147 and $56 at December 31, 2006 and 2005, respectively.

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Land	$ 650	$ 290
Building	11,640	10,509
Equipment	38,545	31,196
Construction in progress	1,247	332
	52,082	42,327
Less: Accumulated depreciation	20,769	17,927
Property, plant and equipment, net	$ 31,313	$ 24,400

Depreciation expense was $2,842, $2,686 and $2,583 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 5 - ACQUISITION OF ASSETS

Effective August 24, 2006, pursuant to an asset purchase agreement of the same date, the Company, through its wholly owned subsidiaries BCP Ingredients and BCP St. Gabriel, acquired from BioAdditives, LLC, CMB Additives, LLC and CMB Realty of Louisiana (the "St. Gabriel Sellers") an animal feed grade aqueous choline chloride manufacturing facility and related assets located in St. Gabriel, Louisiana (the "St. Gabriel Acquisition"). The Company also acquired the St. Gabriel Sellers' remaining interest in a land lease (approximately 21 years) relating to the realty upon which the acquired facility and related assets are located. The acquisition was funded through the Company's cash reserves. At December 31, 2006, the facility was not in service. In February 2007, the facility was placed in to service.

NOTE 6 - ACQUISITION OF STOCK

On February 8, 2006, the Company, through its wholly owned subsidiary Balchem Minerals Corporation ("BMC"), completed an acquisition (the "CMC Acquisition") of all of the outstanding capital stock of Chelated Minerals Corporation ("CMC"), a privately held Utah corporation, for a purchase price of $17,350, subject to adjustment based upon CMC's actual working capital and other adjustments. On February 6, 2006, the Company and its principal bank entered into a Loan Agreement (the "Loan Agreement") providing for an unsecured term loan of $10,000 (the "Term Loan"), the proceeds of which were used to fund the CMC Acquisition, in part. The remaining balance of the purchase price of the CMC Acquisition was funded through the Company's cash reserves. At December 31, 2006, the Term Loan had been repaid in full.

The CMC Acquisition has been accounted for using the purchase method of accounting and the purchase price of the acquisition has been assigned to the net assets acquired based on the fair value of such assets and liabilities at the date of acquisition. The preliminary allocation of the total purchase price, including acquisition costs, of CMC's net tangible and intangible assets was based on the estimated fair values as of February 8, 2006. Adjustments to these estimates will be included in the allocation of the purchase price of CMC upon settlement of any working capital or other adjustments. The excess of the purchase price over the identifiable intangible and net tangible assets was allocated to goodwill. The preliminary purchase price has been allocated as follows (in thousands):

	Fair Value Recorded in Purchase Accounting
Accounts receivable	$ 884
Inventory	552
Property, plant and equipment	1,980
Current liabilities	(388)
Other long-term liabilities	(2,368)
Goodwill	11,903
Financing costs	49
Other intangible assets	5,285
Total	$ 17,897

The consolidated financial statements include the results of operations of CMC from the date of purchase.

Pro Forma Summary of Operations

The following unaudited pro forma information has been prepared as if the CMC Acquisition had occurred on January 1, 2005 and does not include cost savings expected from the transaction. In addition to including the results of operations, the pro forma information gives effect primarily to changes in depreciation and amortization of tangible and intangible assets resulting from the acquisition.

The pro forma information presented does not purport to be indicative of the results that actually would have been attained if the CMC acquisition had occurred at the beginning of the periods presented and is not intended to be a projection of future results.

	Pro Forma Year Ended December 31, 2006	Pro Forma Year Ended December 31, 2005
Net sales	$ 101,639	$ 89,117
Net earnings	12,284	11,438
Basic EPS	.70	.66
Diluted EPS	$ .67	$ .63

NOTE 7 – PRIOR YEAR ACQUISITION OF ASSETS

Effective June 30, 2005, pursuant to an asset purchase agreement of same date (the "Loders Asset Purchase Agreement"), the Company acquired certain assets of Loders Croklaan USA, LLC ("Loders Croklaan") relating to the encapsulation, agglomeration and granulation business for a purchase price including acquisition costs of $9,885 plus $725 for certain product inventories and $809 for certain accounts receivable (the "Loders Crooklaan Acquisition"). With the exception of $985, which was paid during the quarter ended June 30, 2005, all of such payment was made on July 1, 2005 from the Company's cash reserves.

The Loders Asset Purchase Agreement also provides for the contingent payment to Loders Croklaan by the Company of additional consideration based upon the volume of sales during the three year period following the acquisition associated with one particular product acquired by the Company. Such contingent consideration will be recorded as an additional cost of the acquired product lines. As of December 31, 2006, such contingent consideration of $23 has been earned and paid.

The allocation of the purchase price of the Loders Crooklaan Acquisition, subject to contingencies, has been assigned to the long-term net assets acquired as follows:

	Fair Value Recorded in Purchase Accounting
Equipment	$ 1,436
Customer List	1,350
Patent	140
Goodwill	6,982
Total	$ 9,908

The purchase price allocations have been made on the basis of estimates made by the Company. The financial statement items and amounts are subject to subsequent revision to give effect to reclassifications related to the allocation between identifiable assets, intangible assets and goodwill and for other pre-acquisition contingencies that may become resolved during subsequent periods.

The above acquisition has been accounted for using the purchase method of accounting and the purchase price of the acquisition has been assigned to the net assets acquired based on the fair value of such assets and liabilities at the date of acquisition. The consolidated financial statements include the results of operations of the acquired product lines from the date of purchase.

Pro Forma Summary of Operations

The following unaudited pro forma information has been prepared as if the aforementioned acquisition had occurred on January 1, 2004 and does not include cost savings expected from the transaction. In addition to including the results of operations, the pro forma information gives effect primarily to changes in depreciation and amortization of tangible and intangible assets resulting from the acquisition.

The pro forma information presented does not purport to be indicative of the results that actually would have been attained if the aforementioned acquisition had occurred at the beginning of the periods presented and is not intended to be a projection of future results.

		Pro Forma Year Ended December 31, 2005		2004
Net sales	$	86,382	$	71,747
Net earnings		11,422		9,042
Basic EPS		.66		.53
Diluted EPS	$	.63	$	.52

NOTE 8 - INTANGIBLE ASSETS WITH FINITE LIVES

As of December 31, 2006 and 2005, the Company had identifiable intangible assets as follows:

	Amortization Period (In years)	2006 Gross Carrying Amount	2006 Accumulated Amortization	2005 Gross Carrying Amount	2005 Accumulated Amortization
Customer lists	10	$ 4,888	$ 497	$ 1,350	$ 67
Regulatory re-registration costs	10	28	0	18	0
Patents & trade secrets	15-17	1,550	221	753	141
Trademarks & trade names	17	876	94	210	49
Other	5	457	75	101	27
		$ 7,799	$ 887	$ 2,432	$ 284

Amortization of identifiable intangible assets was approximately $603, $123 and $688 for 2006, 2005 and 2004, respectively. Assuming no change in the gross carrying value of identifiable intangible assets, the estimated amortization expense is approximately $637 per annum for 2007 through 2008, approximately $635 per annum for 2009 and approximately $613 per annum for 2010 through 2011. At December 31, 2006 and 2005, there were no identifiable intangible assets with indefinite useful lives as defined by SFAS No. 142. Identifiable intangible assets are reflected in the Company's consolidated balance sheets under Intangible assets, net. There were no changes to the useful lives of intangible assets subject to amortization in 2006 and 2005.

At December 31, 2006, the gross carrying amount included a customer list, trade name and trade secrets acquired as part of the CMC Acquisition, as well as a customer list and patent acquired as part of the Loders Croklaan Acquisition.

The Company is in the process of re-registering one of its product's use in compliance with the Federal Insecticide, Fungicide and Rodenticide Act, as amended ("FIFRA"), re-registration requirements for all pesticide products. In December 2004, the U.S. Environmental Protection Agency ("EPA") informed the Company and the other technical registrant under the current registration that the Agency was beginning the 6-phase process to develop a Re-registration Eligibility Decision (RED) for this product. This multi-phase process entered Phase 5 last year. The EPA's Office of Pesticide Programs (OPP) had originally stated its intent to finalize the RED by August 2006, but bifurcated the process, and dealt only with the reassessment of spice residue tolerances mandated by the Food Quality Protection Act of 1996. On August 9, 2006, OPP issued a Tolerance Reassessment Progress and Risk Management Decision (TRED) relating to the use of ethylene oxide to treat spices. This TRED prohibits the use of ethylene oxide to treat basil, effective August 1, 2007, but allows the continuing use of ethylene oxide to treat all other spices, provided users follow a mandated treatment method. In the Federal Register notice announcing the TRED, the EPA stated its intent to complete the RED process for ethylene oxide in 2007. Upon completion of the EPA's Office of Research and Development (ORD) assessment of the carcinogenicity of ethylene oxide,

OPP will complete preparation of the RED. ORD issued a draft "Evaluation of the Carcinogenicity of Ethylene Oxide" in a Federal Register notice, dated September 22, 2006. This assessment is currently undergoing review by a special panel of the Science Advisory Board. ORD indicates the assessment will be finalized by the summer of 2007. The Company has actively participated in the public access portions of both the ORD assessment process and the OPP's RED process and will continue to do so until their conclusions. With regard to the RED process, as of this date, the OPP expressed concerns about occupational exposures to ethylene oxide. The EPA requested additional information from the industry, which the Company is actively involved in providing. The EPA has also indicated additional testing may be required in order to maintain the current uses. The Company believes that the use will continue to be permitted, although the Agency may require some additional restrictions on current uses. Additionally, the product, when used as a medical device sterilant, has no known equally effective substitute. Management of the Company believes absence of availability of this product could not be easily tolerated by various medical device manufacturers and the health care industry due to the resultant infection potential, if the product were unavailable.

NOTE 9 - LONG-TERM DEBT & CREDIT AGREEMENTS

There was no debt outstanding at December 31, 2006 or December 31, 2005. On February 6, 2006, the Company and its principal bank entered into a loan agreement (the "Loan Agreement") providing for an unsecured term loan of $10,000 (the "Term Loan"), the proceeds of which were used to fund the CMC Acquisition, in part. The Term Loan was payable in equal monthly installments of principal, together with accrued interest, had a maturity date of March 1, 2009, and was subject to an interest rate equal to LIBOR plus 1.00%. As of December 31, 2006, the Company made $10,000 in principal payments against the Term Loan, which paid the Term Loan in full. The Loan Agreement also provides for an unsecured short-term revolving credit facility of $3,000 (the "Revolving Facility"). Borrowings under the Revolving Facility bear interest at LIBOR plus 1.00%. Certain provisions of the Term Loan require maintenance of certain financial ratios, limit future borrowings and impose certain other requirements as contained in the Loan Agreement. As of December 31, 2006, no amounts were drawn on the Revolving Facility. The Revolving Facility expires in May, 2007. Management believes that such facility will be renewed in the normal course of business.

NOTE 10 - INCOME TAXES

Income tax expense consists of the following:

	2006	2005	2004
Current:			
Federal	$ 6,295	$ 4,875	$ 2,849
State	534	763	453
Deferred:			
Federal	(1)	541	1,244
State	(5)	58	143
Total income tax provision	$ 6,823	$ 6,237	$ 4,689

The provision for income taxes differs from the amount computed by applying the Federal statutory rate of 35% to earnings before income tax expense due to the following:

	2006	2005	2004
Income tax at Federal statutory rate	$ 6,685	$ 6,017	$ 4,450
State income taxes, net of Federal income tax benefit	344	534	379
Other	(206)	(314)	(140)
Total income tax provision	$ 6,823	$ 6,237	$ 4,689

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005 were as follows:

		2006		2005
Deferred tax assets:				
Customer list amortization	$	-	$	119
Inventories		371		213
Deferred compensation		-		6
Restricted stock and stock options		200		99
Other		145		231
Total deferred tax assets		716		668
Deferred tax liabilities:				
Customer list amortization	$	1,684	$	-
Depreciation		3,873		3,712
Prepaid expense		583		695
Trade names and trademarks		239		-
Technology and trade secrets		269		-
Other		279		-
Total deferred tax liabilities		6,927		4,407
Net deferred tax liability	$	6,211	$	3,739

There is no valuation allowance for deferred tax assets at December 31, 2006 and 2005. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of deferred tax asset realizable, however, could change if management's estimate of future taxable income should change.

NOTE 11 - NET EARNINGS PER COMMON SHARE

The following presents a reconciliation of the numerator and denominator used in calculating basic and diluted net earnings per common share:

2006	Earnings (Numerator)	Number of Shares (Denominator)	Per Share Amount
Basic EPS – Net earnings and weighted average common shares outstanding	$ 12,278	17,427,857	$.70
Effect of dilutive securities – stock options and restricted stock		819,384	
Diluted EPS – Net earnings and weighted average common shares outstanding and effect of stock options	$ 12,278	18,247,241	$.67

2005	Earnings (Numerator)	Number of Shares (Denominator)	Per Share Amount
Basic EPS – Net earnings and weighted average common shares outstanding	$ 10,954	17,341,133	$.63
Effect of dilutive securities – stock options		743,739	
Diluted EPS – Net earnings and weighted average common shares outstanding and effect of stock options	$ 10,954	18,084,872	$.61

2004	Earnings (Numerator)	Number of Shares (Denominator)	Per Share Amount
Basic EPS – Net earnings and weighted average common shares outstanding	$ 8,026	16,896,646	$.48
Effect of dilutive securities – stock options		571,374	
Diluted EPS – Net earnings and weighted average common shares outstanding and effect of stock options	$ 8,026	17,468,020	$.46

The Company had 307,875, 481,500 and 2,700 stock options outstanding at December 31, 2006, 2005 and 2004, respectively that could potentially dilute basic earnings per share in future periods that were not included in diluted earnings per share because their effect on the period presented was anti-dilutive.

NOTE 12- EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) savings plan for eligible employees. The plan allows participants to make pretax contributions and the Company matches certain percentages of those pretax contributions with shares of the Company's common stock. The profit sharing portion of the plan is discretionary and non-contributory. All amounts contributed to the plan are deposited into a trust fund administered by independent trustees. The Company provided for profit sharing contributions and matching 401(k) savings plan contributions of $395 and $343 in 2006, $326 and $276 in 2005 and $301 and $257 in 2004, respectively.

The Company also currently provides postretirement benefits in the form of an unfunded retirement medical plan under a collective bargaining agreement covering eligible retired employees of the Verona facility. The Company uses a December 31 measurement date for its postretirement medical plan. In accordance with SFAS 158, the Company is required to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. On December 31, 2006, the Company recorded $0.3 million as a reduction to the benefit obligation and $0.2 million, net of tax, as a one-time adjustment to its stockholders' equity, recorded under accumulated other comprehensive income.

The actuarial recorded liabilities for such unfunded postretirement benefit is as follows:

Change in benefit obligation:

		2006		2005
Benefit obligation at beginning of year	$	942	$	867
Service cost with interest to end of year		28		32
Interest cost		39		50
Participant contributions		11		11
Plan amendments		0		0
Benefits paid		(20)		(25)
Actuarial (gain) or loss		(271)		7
Benefit obligation at end of year	$	729	$	942

Change in plan assets:

		2006		2005
Fair value of plan assets at beginning of year	$	-	$	-
Employer contributions		9		15
Participant contributions		11		11
Benefits paid		(20)		(26)
Fair value of plan assets at end of year	$	-	$	-

Amounts recognized in consolidated balance sheet:

		2006		2005
Accumulated postretirement benefit obligation	$	(729)	$	(942)
Fair value of plan assets		-		-
Funded status		(729)		(942)
Unrecognized prior service cost		N/A		(191)
Unrecognized net (gain)/loss		N/A		146
Net amount recognized in consolidated balance sheet (after FAS 158) (included in other long-term obligations)	$	729	$	N/A
Accrued postretirement benefit cost (included in other long-term obligations)	$	N/A	$	987

Components of net periodic benefit cost:

		2006		2005		2004
Service cost with interest to end of year	$	28	$	32	$	31
Interest cost		39		50		49
Amortization of prior service cost		(18)		(18)		(10)
Amortization of (gain) or loss		(3)		3		-
Total net periodic benefit cost	$	46	$	67	$	70

Estimated future employer contributions and benefit payments are as follows:

Year	
2007	$ 35
2008	41
2009	48
2010	43
2011	54
Years 2012-2016	187

Assumed health care cost trend rates have been used in the valuation of postretirement health insurance benefits. The trend rate is 10 percent in 2007 declining to 5 percent in 2012 and thereafter. A one percentage point increase in health care cost trend rates in each year would increase the accumulated postretirement benefit obligation as of December 31, 2006 by $91 and the net periodic postretirement benefit cost for 2006 by $10. A one percentage point decrease in health care cost trend rates in each year would decrease the accumulated postretirement benefit obligation as of December 31, 2006 by $78 and the net periodic postretirement benefit cost for 2006 by $8. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 5.75% in 2006 and 5.75% in 2005.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

In connection with the Loders Croklaan Acquisition, the Company entered into a lease agreement with Loders under which the Company leases a portion of Loders' Channahon, Illinois facility where it principally conducted the manufacturing portion of the acquired business and utilized certain warehouse space. The initial term of the lease commenced in February, 2006 and runs through September 30, 2010, subject to earlier termination. In addition, the Company entered into certain short-term services and tolling agreements with Loders.

In February 2002, the Company entered into a ten (10) year lease which is cancelable in 2009 for approximately 20,000 square feet of office space. The office space is now serving as the Company's general offices and as a laboratory facility. The Company leases most of its vehicles and office equipment under non-cancelable operating leases, which expire at various times through 2011. Rent expense charged to operations under such lease agreements for 2006, 2005 and 2004 aggregated approximately $595, $576 and $566, respectively. Aggregate future minimum rental payments required under non-cancelable operating leases at December 31, 2006 are as follows:

Year	
2007	$ 672
2008	619
2009	652
2010	209
2011	79
Thereafter	59
Total minimum lease payments	$ 2,290

In 1982, the Company discovered and thereafter removed a number of buried drums containing unidentified waste material from the Company's site in Slate Hill, New York. The Company thereafter entered into a Consent Decree to evaluate the drum site with the New York Department of Environmental Conservation ("NYDEC") and performed a Remedial Investigation/Feasibility Study that was approved by NYDEC in February 1994. Based on NYDEC requirements, the Company cleaned the area and removed additional soil from the drum burial site, which was completed in 1996. The Company continues to be involved in discussions with NYDEC to evaluate test results and determine what, if any, additional actions will be required on the part of the Company to close out the remediation of this site. Additional actions, if any, would likely require the Company to continue monitoring the site. The cost of such monitoring has been less than $5 per year for the period 2003 - 2006.

The Company's Verona, Missouri facility, while held by a prior owner, was designated by the EPA as a Superfund site and placed on the National Priorities List in 1983, because of dioxin contamination on portions of the site. Remediation conducted by the prior owner under the oversight of the EPA and the Missouri Department of Natural Resources ("MDNR") included removal of dioxin contaminated soil and equipment, capping of areas of residual contamination in four relatively small areas of the site separate from the manufacturing facilities, and the installation of wells to monitor groundwater and surface water contamination by organic chemicals. No ground water or surface water treatment was required. The Company believes that remediation of the site is complete. In 1998, the EPA certified the work on the contaminated soils to be complete. In February 2000, after the conclusion of two years of monitoring groundwater and surface water, the former owner submitted a draft third party risk assessment report to the EPA and MDNR recommending no further action. The prior owner is awaiting the response of the EPA and MDNR to the draft risk assessment.

While the Company must maintain the integrity of the capped areas in the remediation areas on the site, the prior owner is responsible for completion of any further Superfund remedy. The Company is indemnified by the sellers under its May 2001 asset purchase agreement covering its acquisition of the Verona, Missouri facility for potential liabilities associated with the Superfund site and one of the sellers, in turn, has the benefit of certain contractual indemnification by the prior owner that is implementing the above-described Superfund remedy.

From time to time, the Company is a party to various litigation, claims and assessments. Management believes that the alternate outcome of such matters will not have a material effect on the Company's consolidated financial position, results of operations, or liquidity.

NOTE 14 - LICENSE AGREEMENT

On November 7, 2005, the Company entered into a license agreement (the "License Agreement") with Project Management and Development Co., Ltd. ("PMD"), a corporation organized under the laws of Great Britain. As of August 2006, PMD assigned the license agreement in its entirety to its successor in interest, Al Kayan Petrochemical Company.

The License Agreement gives PMD the right to utilize the Company's proprietary continuous manufacturing technology for the production of aqueous choline chloride (the "Licensed Technology") in connection with PMD's construction and operation of an aqueous choline chloride production facility at PMD's Al-Jubail, Saudi Arabia petrochemical facility, currently scheduled for completion in late 2009. In addition, the License Agreement provides PMD with the exclusive right to use the Licensed Technology in certain countries, as well as the non-exclusive right to market, sell and use the products derived from the Licensed Technology on a world-wide basis. The License Agreement further provides that the Company will be PMD's exclusive North American distributor for said products during the term of the agreement. The License Agreement terminates either 10 years from the start-up of the PMD's production facility or December 31, 2020, whichever is earlier.

Pursuant to the License Agreement, PMD will pay the Company a license fee of $1,400 and fees of $840 for the delivery by the Company of certain preliminary drawings, specifications, process design documents containing the Licensed Technology, and additional training. These fees are to be paid in installments upon achievement of certain performance milestones set forth in the License Agreement.

Under the License Agreement, the Company provides certain performance guarantees associated with the Licensed Technology. In the event that the PMD manufacturing facility, if properly designed and constructed, fails to attain said performance guarantees, liquidated damages may be assessed, but not exceeding 70% of the license fee.

The Company is using the percentage of completion method to recognize revenue and expenses related to the License Agreement and the efforts-expended method for measuring the progress to completion. The Company has recognized $842 of revenue and $427 in expenses for 2006 and $158 of revenue and $138 in expenses for 2005. These amounts are included in the net sales and cost of sales totals in the BCP Ingredients segment.

NOTE 15 - SEGMENT INFORMATION

The Company's reportable segments are strategic businesses that offer products and services to different markets. The Company presently has three segments: specialty products, encapsulated / nutritional products and the unencapsulated feed supplements segment (also referred to as BCP Ingredients). Products relating to choline animal feed for non-ruminant animals are primarily reported in the unencapsulated feed supplements segment. Human choline nutrient products, pharmaceutical products and encapsulated products are reported in the encapsulated / nutritional products segment. They are managed separately because each business requires different technology and marketing strategies. The specialty products segment consists of three specialty chemicals: ethylene oxide, propylene oxide and methyl chloride. The encapsulated / nutritional products segment provides microencapsulation, granulation and agglomeration solutions to a variety of applications in food, pharmaceutical and nutritional ingredients to enhance performance of nutritional fortification, processing, mixing, packaging applications and shelf-life. The unencapsulated feed supplements segment is in the business of manufacturing and supplying choline chloride, an essential nutrient for animal health, to the poultry and swine industries. In addition, certain derivatives of choline chloride are also manufactured and sold into industrial applications and are included in the unencapsulated feed supplements segment. The Company sells products for all segments through its own sales force, independent distributors, and sales agents. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Business Segment Net Sales:

	2006	2005	2004
Specialty Products	$ 32,026	$ 29,433	$ 28,767
Encapsulated/Nutritional Products	41,565	32,499	24,759
BCP Ingredients	27,314	21,163	13,880
Total	$ 100,905	$ 83,095	$ 67,406

Business Segment Earnings Before Income Taxes:

	2006	2005	2004
Specialty Products	$ 11,315	$ 11,007	$ 10,693
Encapsulated/Nutritional Products	4,200	3,217	992
BCP Ingredients	3,647	2,679	1,112
Interest and other income (expense)	(61)	288	(82)
Total	$ 19,101	$ 17,191	$ 12,715

Depreciation/Amortization:

	2006	2005	2004
Specialty Products	$ 941	$ 1,027	$ 1,668
Encapsulated/Nutritional Products	1,983	1,313	1,155
BCP Ingredients	521	469	448
Total	$ 3,445	$ 2,809	$ 3,271

Business Segment Assets:

	2006	2005	2004
Specialty Products	$ 18,446	$ 19,799	$ 18,456
Encapsulated/Nutritional Products	45,870	25,139	15,594
BCP Ingredients	20,434	14,141	11,424
Other Unallocated	7,583	16,062	14,931
Total	$ 92,333	$ 75,141	$ 60,405

Other unallocated assets consist of certain cash, prepaid expenses, leasehold improvements, net of accumulated depreciation, and deferred income taxes, which the Company does not allocate to its individual business segments.

Capital Expenditures:

	2006	2005	2004
Specialty Products	$ 195	$ 366	$ 224
Encapsulated/Nutritional Products	595	520	470
BCP Ingredients	1,489	883	521
Total	$ 2,279	$ 1,769	$ 1,215

Geographic Revenue Information:

	2006	2005	2004
United States	$ 91,042	$ 77,355	$ 61,869
Foreign Countries	9,863	5,740	5,537
Total	$ 100,905	$ 83,095	$ 67,406

The Company has no foreign-based operations. Therefore, all long-lived assets are in the United States and revenue from foreign countries is based on customer ship-to addresses.

NOTE 16 - SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:

	2006	2005	2004
Income taxes	$ 5,621	$ 5,133	$ 3,421
Interest	$ 189	$ 8	$ 219

Non-cash financing activities:

	2006	2005	2004
Dividends payable	$ 1,596	$ 1,045	$ 685

Also see Note 5, 6 and 7 for information regarding acquisitions of assets and stock.

NOTE 17 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

(In thousands, except per share data)

	2006				2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$24,597	$25,100	$25,122	$26,086	$19,340	$19,484	$21,145	$23,126
Gross profit	8,222	8,800	8,673	8,311	7,182	7,112	7,649	6,737
Earnings before income taxes	4,445	4,813	4,978	4,865	4,069	4,346	4,857	3,919
Net earnings	2,858	3,055	3,151	3,214	2,568	2,730	3,024	2,632
Basic net earnings per common share	$ .17	$ .17	$ .18	$ .18	$ .15	$ .15	$ .17	$ .15
Diluted net earnings per common share	$ .16	$ .17	$ .17	$ .18	$ .14	$ .15	$ .17	$ .15

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Balchem Corporation
New Hampton, NY

Our audits of the consolidated financial statements and internal control over financial reporting referred to in our report dated March 15, 2007 (included elsewhere in this Annual Report on Form 10-K) also included the financial statement schedule of Balchem Corporation and Subsidiaries, listed in Item 15(a) of this Form 10-K for the years ended December 31, 2006, 2005 and 2004. This schedule is the responsibility of Balchem Corporation's management. Our responsibility is to express an opinion based on our audits of the consolidated financial statements.

In our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

McGladrey & Pullen, LLP

New York, New York
March 15, 2007

Schedule II

BALCHEM CORPORATION

Valuation and Qualifying Accounts

Years Ended December 31, 2006, 2005 and 2004

(In thousands)

Description	Balance at Beginning of Year	Additions: Charges to Costs and Expenses	Additions: Charges to Other Accounts	Deductions	Balance at End of Year
Year ended December 31, 2006					
Allowance for doubtful accounts	$ 50	$ -	$ -	$ -	$ 50
Inventory obsolescence reserve	56	91	-	-	147
Year ended December 31, 2005					
Allowance for doubtful accounts	$ 82	$ -	$ -	$ (32) (a)	$ 50
Inventory obsolescence reserve	31	25	-	-	56
Year ended December 31, 2004					
Allowance for doubtful accounts	$ 86	$ -	$ -	$ (4) (a)	$ 82
Inventory obsolescence reserve	76	-	-	(45) (a)	31

(a) represents write-offs.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2006, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2006.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

Attestation Report of Registered Public Accounting Firm

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report which appears herein on pages 24 and 25.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting in our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers of the Registrant, and Corporate Governance.

(a) Directors of the Company.

The required information is to be set forth in the Company's Proxy Statement for the 2007 Annual Meeting of Stockholders (the "2007 Proxy Statement") under the caption "Directors and Executive Officers," which information is hereby incorporated herein by reference.

(b) Executive Officers of the Company.

The required information is to be set forth in the 2007 Proxy Statement under the caption "Directors and Executive Officers," which information is hereby incorporated herein by reference.

(c) Section 16(a) Beneficial Ownership Reporting Compliance.

The required information is to be set forth in the 2007 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," which information is hereby incorporated herein by reference.

(d) Code of Ethics.

The Company has adopted a Code of Ethics for Senior Financial Officers that applies to its Chief Executive Officer (principal executive officer), Chief Financial Officer (principal financial officer and principal accounting officer) and its Treasurer. The Company's Code of Ethics for Senior Financial Officers is filed as Exhibit 14 to this Annual Report on Form 10-K.

(e) Corporate Governance.

The required information is to be set forth in the 2007 Proxy Statement under the caption "Corporate Governance," which information is hereby incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this Item is to be set forth in the 2007 Proxy Statement under the caption "Directors and Executive Officers," which information is hereby incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is to be set forth in the 2007 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and of Management" and the caption "Equity Compensation Plan Information," all of which information is hereby incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence.

The information required by this Item is set forth in the 2007 Proxy Statement under the caption "Directors and Executive Officers," which information is hereby incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information required by this Item is set forth in the 2007 Proxy Statement under the caption "Independent Auditor Fees," which information is hereby incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this Form 10-K:

	Form 10-K Page Number
1. Financial Statements	
Report of Independent Registered Public Accounting Firm	24
Consolidated Balance Sheets as of December 31, 2006 and 2005	26
Consolidated Statements of Earnings for the years ended December 31, 2006, 2005 and 2004	27
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2006, 2005 and 2004	28
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	29
Notes to Consolidated Financial Statements	30
Report of Independent Registered Public Accounting Firm	53
2. Financial Statement Schedules	
Schedule II – Valuation and Qualifying Accounts for the years ended December 31, 2006, 2005 and 2004	54

3. Exhibits

2.1 Asset Purchase Agreement, dated as of May 21, 2001, among BCP Ingredients, Inc. and DuCoa L.P., DCV, Inc. and DCV GPH, Inc. and certain related agreements (forms of which constitute Exhibits to the Asset Purchase Agreement) as executed. (The Disclosure Schedule identified throughout Asset Purchase Agreement, Schedule A to the Obligations Undertaking (list of contracts assumed by BCP Ingredients, Inc.) and the Power of Attorney and Security Agreement (referred to in Section 2.6 of the Asset Purchase Agreement) and Post-Closing Escrow Agreement (referred to in Sections 3.2.2 and 3.3.3 of the Asset Purchase Agreement), have been omitted. The Company agrees to furnish a copy of these documents on a supplemental basis to the Securities and Exchange Commission upon request.) (incorporated by reference to exhibit 2.1 to the Company's Current Report on Form 8-K dated June, 2001(the "2001 8-K".))

3.1 Composite Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K dated March 16, 2006 for the year ended December 31, 2005).

3.2 Composite By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated February 23, 2005).

10.1 Loan Agreement dated February 6, 2006 by and between Bank of America, N.A. and Balchem Corporation, Promissory Note dated February 6, 2006 from Balchem Corporation to Bank of America, N.A., and Amended and Restated Promissory Note (Revolving Line of Credit) dated February 6, 2006 from Balchem Corporation to Bank of America, N.A. (incorporated by reference to Exhibits 10.2, 10.3 and 10.4 to the

Company's Current Report on Form 8-K dated February 9, 2006).

10.2 Amended and Restated Guaranty dated February 6, 2006 from BCP Ingredients, Inc. to Bank of America, N.A. (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated February 9, 2006).

10.3 Guaranty dated February 6, 2006 from Balchem Minerals Corporation to Bank of America, N.A. (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K dated February 9, 2006).

10.4 Incentive Stock Option Plan of the Company, as amended, (incorporated by reference to the Company's Registration Statement on Form S-8, File No. 333-35910, dated October 25, 1996, and to Proxy Statement, dated April 22, 1998, for the Company's 1998 Annual Meeting of Stockholders (the "1998 Proxy Statement")).*

10.5 Stock Option Plan for Directors of the Company, as amended (incorporated by reference to the Company's Registration Statement on Form S-8, File No. 333-35912, dated October 25, 1996, and to the 1998 Proxy Statement).

10.6 Balchem Corporation Amended and Restated 1999 Stock Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).*

10.7 Balchem Corporation 401(k)/Profit Sharing Plan, dated January 1, 1998 (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8, File No. 333-118291, dated August 17, 2004).*

10.8 Employment Agreement, dated as of January 1, 2001, between the Company and Dino A. Rossi (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 10-K")). *

10.9 Lease dated as of February 8, 2002 between Sunrise Park Realty, Inc. and Balchem Corporation (incorporated by reference to Exhibit 10.7 to the 2001 10-K).

10.10 Asset Purchase Agreement dated June 30, 2005, between Balchem Corporation and Loders Croklaan USA, LLC (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K dated July 1, 2005).

10.11 Stock Purchase Agreement dated November 2, 2005, between Balchem Minerals Corporation and Chelated Minerals Corporation (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 7, 2005).

10.12 Process and Product License Agreement dated November 7, 2005, between Balchem Corporation and Project Management and Development Co., Ltd. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 14, 2005).

10.13 Form of Restricted Stock Purchase Agreement for Directors (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated December 30, 2005).

10.14 First Amendment to Stock Purchase Agreement dated January 5, 2006, between Balchem Minerals Corporation and Chelated Minerals Corporation (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated January 10, 2006).

14. Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14 to the Company's Annual Report on Form 10-K dated March 15, 2004 for the year ended December 31, 2003).

21. Subsidiaries of Registrant.

23.1 Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

32.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

32.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

* Each of the Exhibits noted by an asterisk is a management compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2007

BALCHEM CORPORATION
By:/s/ Dino A. Rossi
Dino A. Rossi, President,
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Dino A. Rossi
Dino A. Rossi, President,
Chief Executive Officer, and Director (Principal Executive Officer)
Date: March 15, 2007

/s/ Francis J. Fitzpatrick
Francis J. Fitzpatrick, Chief Financial
Officer and Treasurer (Principal Financial and Principal Accounting Officer)
Date: March 15, 2007

/s/ Hoyt Ammidon, Jr.
Hoyt Ammidon, Jr., Director
Date: March 15, 2007

/s/ Edward McMillan
Edward McMillan, Director
Date: March 15, 2007

/s/ Kenneth P. Mitchell
Kenneth P. Mitchell, Director
Date: March 15, 2007

/s/ Dr. John Televantos
Dr. John Televantos, Director
Date: March 15, 2007

/s/ Dr. Elaine Wedral
Dr. Elaine Wedral, Director
Date: March 15, 2007

EXHIBIT INDEX

Exhibit
Number Description

2.1 Asset Purchase Agreement, dated as of May 21, 2001, among BCP Ingredients, Inc. and DuCoa L.P., DCV, Inc. and DCV GPH, Inc. and certain related agreements (forms of which constitute Exhibits to the Asset Purchase Agreement) as executed. (The Disclosure Schedule identified throughout Asset Purchase Agreement, Schedule A to the Obligations Undertaking (list of contracts assumed by BCP Ingredients, Inc.) and the Power of Attorney and Security Agreement (referred to in Section 2.6 of the Asset Purchase Agreement) and Post-Closing Escrow Agreement (referred to in Sections 3.2.2 and 3.3.3 of the Asset Purchase Agreement), have been omitted. The Company agrees to furnish a copy of these documents on a supplemental basis to the Securities and Exchange Commission upon request.) (incorporated by reference to exhibit 2.1 to the Company's Current Report on Form 8-K dated June, 2001(the "2001 8-K".))

3.1 Composite Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K dated March 16, 2006 for the year ended December 31, 2005).

3.2 Composite By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated February 23, 2005).

10.1 Loan Agreement dated February 6, 2006 by and between Bank of America, N.A. and Balchem Corporation, Promissory Note dated February 6, 2006 from Balchem Corporation to Bank of America, N.A., and Amended and Restated Promissory Note (Revolving Line of Credit) dated February 6, 2006 from Balchem Corporation to Bank of America, N.A. (incorporated by reference to Exhibits 10.2, 10.3 and 10.4 to the Company's Current Report on Form 8-K dated February 9, 2006).

10.2 Amended and Restated Guaranty dated February 6, 2006 from BCP Ingredients, Inc. to Bank of America, N.A. (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated February 9, 2006).

10.3 Guaranty dated February 6, 2006 from Balchem Minerals Corporation to Bank of America, N.A. (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K dated February 9, 2006).

10.4 Incentive Stock Option Plan of the Company, as amended, (incorporated by reference to the Company's Registration Statement on Form S-8, File No. 333-35910, dated October 25, 1996, and to Proxy Statement, dated April 22, 1998, for the Company's 1998 Annual Meeting of Stockholders (the "1998 Proxy Statement")).*

10.5 Stock Option Plan for Directors of the Company, as amended (incorporated by reference to the Company's Registration Statement on Form S-8, File No. 333-35912, dated October 25, 1996, and to the 1998 Proxy Statement).

10.6 Balchem Corporation Amended and Restated 1999 Stock Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).*

10.7 Balchem Corporation 401(k)/Profit Sharing Plan, dated January 1, 1998 (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8, File No. 333-118291, dated August 17, 2004).*

10.8 Employment Agreement, dated as of January 1, 2001, between the Company and Dino A. Rossi (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 10-K")). *

10.9 Lease dated as of February 8, 2002 between Sunrise Park Realty, Inc. and Balchem Corporation (incorporated by reference to Exhibit 10.7 to the 2001 10-K).

10.10 Asset Purchase Agreement dated June 30, 2005, between Balchem Corporation and Loders Croklaan USA, LLC (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K dated July 1, 2005).

10.11 Stock Purchase Agreement dated November 2, 2005, between Balchem Minerals Corporation and Chelated Minerals Corporation (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 7, 2005).

10.12 Process and Product License Agreement dated November 7, 2005, between Balchem Corporation and Project Management and Development Co., Ltd. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 14, 2005).

10.13 Form of Restricted Stock Purchase Agreement for Directors (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated December 30, 2005).

10.14 First Amendment to Stock Purchase Agreement dated January 5, 2006, between Balchem Minerals Corporation and Chelated Minerals Corporation (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated January 10, 2006).

14. Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14 to the Company's Annual Report on Form 10-K dated March 15, 2004 for the year ended December 31, 2003).

21. Subsidiaries of Registrant.

23.1 Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

32.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

32.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

* Each of the Exhibits noted by an asterisk is a management compensatory plan or arrangement.

Exhibit 21

LIST OF SUBSIDIARIES

Subsidiary of the Registrant	Jurisdiction of Organization
BCP Ingredients, Inc.	Delaware
Balchem Minerals Corporation	Delaware
Chelated Minerals Corporation	Utah
BCP Saint Gabriel, Inc.	Delaware

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements (Nos. 333-118292, 333-118291, 333-78355, 333-44489, 333-5912 and 333-5910) on Form S-8 of Balchem Corporation and subsidiaries of our report dated March 15, 2007 relating to our audit of the consolidated financial statements, financial schedules and internal control over financial reporting, which appear in this Annual Report on Form 10-K of Balchem Corporation for the year ended December 31, 2006.

McGladrey & Pullen, LLP

New York, New York
March 15, 2007

Exhibit 31.1

CERTIFICATIONS

I, Dino A. Rossi, certify that:

1. I have reviewed this annual report on Form 10-K of Balchem Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2007

/s/ Dino A. Rossi
Dino A. Rossi, President,
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Francis J. Fitzpatrick, certify that:

1. I have reviewed this annual report on Form 10-K of Balchem Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2007

/s/ Francis J. Fitzpatrick
Francis J. Fitzpatrick,
Chief Financial Officer and Treasurer
(Principal Financial and Principal
Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Balchem Corporation (the "Company") on Form 10-K for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dino A. Rossi, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Dino A. Rossi
Dino A. Rossi
President, Chief Executive Officer
(Principal Executive Officer)
March 15, 2007

This certification accompanies the above-described Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Balchem Corporation (the "Company") on Form 10-K for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Francis J. Fitzpatrick, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Francis J. Fitzpatrick
Francis J. Fitzpatrick
Chief Financial Officer and Treasurer
(Principal Financial and Principal Accounting Officer)
March 15, 2007

This certification accompanies the above-described Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.



CORPORATE INFORMATION

Board of Directors

Dino A. Rossi
Chairman, President and
Chief Executive Officer

Hoyt Ammidon, Jr.
Retired, Managing Director
Berkshire Capital Corporation (BCC)

Kenneth P. Mitchell
Lead Director
Retired, President and
Chief Executive Officer
Oakite Products, Inc.

Edward L. McMillan
Owns McMillan, LLC,
a transaction-consulting firm
Past President and Chief Executive
Officer of Purina Mills

Dr. John Y. Televantos
Executive Vice President
Arsenal Capital Partners

Dr. Elaine R. Wedral
Retired, President of Nestle's
Research and Development,
Food Service Systems

Corporate Officers

Dino A. Rossi
Chairman, President and
Chief Executive Officer

Frank J. Fitzpatrick
Chief Financial Officer
Treasurer and Assistant Secretary

Matthew D. Houston
General Counsel
Secretary

David F. Ludwig
Vice President/General Manager
ARC Specialty Products

Paul H. Richardson
Vice President
Research & Development

Robert T. Miniger
Vice President
Human Resources

Headquarters
Balchem Corporation
52 Sunrise Park Road
P.O. Box 600
New Hampton, NY 10958

Manufacturing
Balchem operates manufacturing facilities in Slate Hill, NY, Green Pond, SC, Verona, MO, Channahon, IL, Salt Lake City, UT and St. Gabriel, LA

Exchange
NASDAQ Global Market

Listed Security
BCPC Common Stock

Annual Report
For information relating to the Annual Report please contact Karin McCaffery at 845.326.5600.

Investor Contact
Karin McCaffery
Balchem Headquarters
845.326.5600

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Corporate Counsel
Duane Morris LLP
470 Atlantic Avenue, Suite 500
Boston, MA 02210

Independent Accountants
McGladrey & Pullen, LLP
750 Third Avenue
New York, NY 10017

Website:
www.balchem.com

Balchem Corporation

P.O. Box 600, 52 Sunrise Park Road, New Hampton, NY 10958

tel 845.326.5600, toll free (in U.S.) 800.431.5641, fax 845.326.5742

e-mail: bcp@balchem.com

www.balchem.com

BALCHEM CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 15, 2007

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of BALCHEM CORPORATION will be held in the NASDAQ MarketSite, Times Square, New York, New York, on Friday, June 15, 2007 at 11:00 a.m. for the following purposes:

1. To elect two Class 1 Directors to the Board of Directors to serve until the Annual Meeting of Stockholders in 2010 and thereafter until their respective successors are elected and qualified;

2. To ratify the appointment of McGladrey & Pullen, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2007; and

3. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Information with respect to the above matters is set forth in the Proxy Statement, which accompanies this Notice.

The Board of Directors has set April 24, 2007 as the record date for the Annual Meeting. This means that only stockholders of record at the close of business on that date are entitled to notice of and to vote at the Meeting or any adjournment thereof.

We hope that all stockholders who can conveniently do so will attend the Meeting. Stockholders who do not expect to be able to attend the Meeting are requested to fill in, date and sign the enclosed proxy and promptly return the same in the stamped, self-addressed envelope enclosed for your convenience. Stockholders who are present at the Meeting may withdraw their proxies and vote in person, if they so desire.

BY ORDER OF THE BOARD OF DIRECTORS

Dino A. Rossi, President & CEO

Dated: April 27, 2007

P.O. Box 600, New Hampton, New York 10958 Tel: 845-326-5600 Fax: 845-326-5702 www.balchem.com



PROXY STATEMENT

BALCHEM CORPORATION

GENERAL

This Proxy Statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Balchem Corporation (the "Company") to be voted at the 2007 Annual Meeting of Stockholders (the "Annual Meeting" or the "Meeting") to be held at the NASDAQ MarketSite, 4 Times Square, New York, NY, on Friday, June 15, 2007 at 11:00 AM, local time, and at any adjournments or postponements thereof. This Proxy Statement and a proxy card are expected to be sent to stockholders beginning on or about April 27, 2007.

The Board of Directors has fixed the close of business on April 24, 2007 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting. At the Annual Meeting, stockholders will be asked to consider and vote upon the election of two Class 1 Directors to the Board of Directors to serve until the annual meeting of Stockholders in 2010 and thereafter until their respective successors are elected and qualified. Stockholders will also be asked to ratify the Board of Directors' selection of McGladrey & Pullen, LLP as the Company's independent registered public accounting firm for the 2007 fiscal year. Stockholders may also consider and act upon such other matters as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

You can ensure that your shares are voted at the Annual Meeting by completing, signing, dating and returning the enclosed proxy card in the envelope provided. Sending in a signed proxy will not affect your right to attend the Meeting and vote. A stockholder who gives a proxy may revoke it at any time before it is exercised by voting in person at the Annual Meeting, by submitting another proxy bearing a later date or by notifying the Inspectors of Election or the Secretary of the Company of such revocation in writing prior to the Annual Meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to attend and vote in person at the Annual Meeting, you must obtain from the record holder a proxy issued in your name.

Proxies may be solicited, without additional compensation, by directors, officers and other regular employees of the Company by telephone, email, telefax or in person. All expenses incurred in connection with this solicitation will be borne by the Company. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of Common Stock held of record by them, and such custodians will be reimbursed for their reasonable expenses.

PROPOSAL NO.1
ELECTION OF DIRECTORS

The Company's By-laws provide for a staggered term Board of Directors consisting of six (6) members, with the classification of the Board of Directors into three classes (Class 1, Class 2 and Class 3). The term of the two current Class 1 Directors who are nominated for election as directors will expire at the Annual Meeting. The Class 3 and Class 2 Directors will remain in office until their terms expire, at the annual meetings of stockholders to be held in the years 2008 and 2009, respectively.

Accordingly, at the 2007 Annual Meeting, two Class 1 Directors are to be elected to hold office until the annual meeting of stockholders to be held in 2010 and thereafter until their successors have been elected and qualified. The nominees listed below with brief biographies are currently directors and have been nominated for election after due consideration by the Corporate Governance and Nominating Committee. The Board is not aware of any reason why any such nominee may be unable to serve as a director. If either or both of such nominees are unable to serve, the shares represented by all valid proxies will be voted for the election of such other person or persons, as the case may be, as the Board may recommend.

Vote Required to Elect Directors

Under the rules of the Securities and Exchange Commission, boxes and a designated blank space are provided on the form of proxy for stockholders to mark if they wish to vote in favor of or withhold authority to vote for the Company's nominees for director.

Assuming a quorum has been reached, a determination must be made as to the results of the vote on each matter submitted for stockholder approval.

A director nominee must receive a plurality of the votes cast at the Meeting, which means that a broker non-vote or a vote withheld from a particular nominee or nominees will not affect the outcome of the election of directors.

All shares represented by duly executed proxies will be voted For the election of the nominees named in this Proxy Statement as directors unless authority to vote For any such nominee has been withheld. If for any reason any such named nominee should not be available as a candidate for director, the proxies will be voted in accordance with the authority conferred in the proxy for such other candidate as may be nominated by the Company's Board of Directors.

Nominees for Election as Director

Dino A. Rossi, age 52, has been a Director of the Company since 1997 and Chairman of the Company's Board of Directors since February 22, 2007. Mr. Rossi has been President and Chief Executive Officer of the Company since October 1997, Chief Financial Officer of the Company from April 1996 to January 2004 and Treasurer of the Company from June 1996 to June 2003. He was Vice President, Finance and Administration of Norit Americas Inc., a wholly-owned subsidiary of Norit N.V., a chemicals company, from January 1994 to February 1996, and Vice President, Finance and Administration of Oakite Products Inc., a specialty chemicals company, from 1987 to 1993.

Dr. Elaine R. Wedral, age 63, has been a Director since October 2003. Dr. Wedral is retired. She was President Nestlé R&D Center, Inc. New Milford, CT and Head of Nestlé Food Service Systems worldwide 1999-2005. Dr. Wedral was President, Nestlé RD Centers in the U.S. 1988-1999. Prior to that, she held a variety of technical positions at Nestlé. Dr. Wedral holds 34 patents in the R&D food processing, food nutrition and ingredient areas, and is on the editorial board of Food Processing Magazine. She received her Ph.D. from

Cornell University in Food Biochemistry, an M.S. in Food Microbiology and a B.S. (Honors) from Purdue University in Biochemistry. She is currently also a director of Sensient Technologies Corporation, and continues to work with several key industry/university related groups.

Upon recommendation by the Corporate Governance & Nominating Committee, the Board of Directors of the Company recommends a vote **For** the election of Dino A. Rossi and Elaine R. Wedral *as Class 1 Directors to hold office until the Annual Meeting of Stockholders for the Year 2010 and until their successors are elected. Proxies received by the Company will be so voted unless such proxies withhold authority to vote for such nominees.*

Directors Not Standing For Election

In addition to Mr. Rossi and Dr. Wedral, the Company's Board of Directors includes the following members:

Hoyt Ammidon, Jr., age 69, has been a Director of the Company since October 2001. Mr. Ammidon is retired. Mr. Ammidon served as a managing director of Berkshire Capital Corporation, a private company that provides merger and acquisition related services to the investment management and securities industries, from November 1994 to January 2004 and has been an advisory director thereof since January 2004. Prior thereto, he held various executive positions at Cazenove Incorporated, a brokerage firm, The Chase Manhattan Investment Bank and E.F. Hutton & Co., Inc. Mr. Ammidon is currently a director of Tetra Technologies, Inc., a publicly traded company.

Edward L. McMillan, age 61, has been a Director of the Company since February 2003. Mr. McMillan owns and manages McMillan, LLC, a transaction-consulting firm that provides strategic consulting services and facilitates mergers and/or acquisitions predominantly to the food and agribusiness industry sectors. From 1988 to 1996, he was President and CEO of Purina Mills, Inc., where he was involved for approximately 25 years in various senior level positions in marketing, strategic planning, and business segment management. Since September 2005, he has been a director of Nutracea, a publicly traded company. In addition, he is also a director of Marical, Inc., a privately held corporation.

Kenneth P. Mitchell, age 67, has been the Company's Lead Director since October 1, 2005 and has been a Director of the Company since 1993. Mr. Mitchell is retired. He was Chief Executive Officer of Oakite Products Inc. from 1986 to 1993. Since February 1997, he has been a director of Tetra Technologies, Inc., a publicly traded company. Mr. Mitchell is currently a director of Tetra Technologies, Inc., a publicly traded company.

Dr. John Y. Televantos, age 54, has been a Director since February 2005. Currently, Dr. Televantos is also an Executive Vice President of Arsenal Capital Partners, Inc., a private equity investment firm. Dr. Televantos was formerly with Hercules as President of the Aqualon Division and as Vice President of Hercules, from April 2002 through 2005. He had been President and Chief Executive Officer, and prior to that Chief Operating Officer, of Foamex International during the period from June 1999 through December 2001. Prior to that, he was Vice President, Development Businesses and Research at Lyondell Chemical Company since 1998. Dr. Televantos holds B.S. and Ph.D. degrees in Chemical Engineering from the University of London,

United Kingdom. He also has been on several public and private company Boards and is affiliated with other key industry-related groups.

Director Independence

The Board of Directors has made an affirmative determination that each of the Company's directors, other than Mr. Rossi, is independent, as such term is defined under Nasdaq Marketplace Rules.

Meeting Attendance

During fiscal 2006, the Board of Directors met 5 times during regular meetings and 1 time for a telephonic special meeting. Each director attended at least 75% of the meetings of the Board held when he or she was a director and of all meetings of those Committees of the Board on which he or she served.

The Company has adopted a policy to strongly encourage directors to attend each annual meeting of stockholders. Historically, attendance has been excellent. All directors were in attendance at the Company's 2006 annual meeting of stockholders.

Committees of the Board of Directors

The Company's Board of Directors has a standing Audit Committee, Executive Committee, Compensation Committee, and Corporate Governance and Nominating Committee. The Board of Directors appoints the members of each Committee. In 2006, the Audit Committee held five meetings and the Corporate Governance and Nominating and Compensation Committees each held three meetings. The Executive Committee did not meet in 2006.

Audit Committee. The Audit Committee, in its capacity as a committee of the Board of Directors, is directly responsible for appointing, compensating and overseeing the work of the accounting firm retained for the purposes of preparing or issuing audit reports or related work. The Audit Committee also assists the Board of Directors in fulfilling its oversight responsibilities with respect to the Company's financial reporting, internal controls and procedures, and audit functions. Responsibilities, activities and independence of the Audit Committee are discussed in greater detail under the section of this Proxy Statement entitled "Audit Committee Report."

The Board of Directors of the Company has adopted a written charter for the Audit Committee, which is available on the Corporate Governance page in the Investor Relations section of the Company's Web site, www.balchem.com. The current members of the Audit Committee are Messrs. Ammidon (Chair), McMillan, and Mitchell. The Board of Directors of the Company has determined that the Audit Committee Chairman, Mr. Ammidon, qualifies as an "audit committee financial expert", as defined in Section 407 of the Sarbanes-Oxley Act of 2002, and that all members of the Audit Committee are "independent" under the Nasdaq Marketplace Rules applicable to audit committee members.

Compensation Committee. The duties of the Compensation Committee are to (i) recommend to the Board of Directors a compensation program, including incentives, for the Chief Executive Officer and other senior officers of the Company, for approval by the full Board of Directors, (ii) prepare an Annual

Report of the Compensation Committee for inclusion in the Company's Proxy Statement as contemplated by the requirements of Schedule 14A of the Securities Exchange Act of 1934, as amended, (iii) propose to the full Board of Directors the compensation of directors, a significant part of which compensation is to be in the form of stock or stock options, and (iv) to administer the Company's 1999 Stock Plan for officers, directors, directors emeritus and employees of and consultants to the Company and its subsidiaries (referred to in this Proxy Statement as the "1999 Stock Plan").

The Board of Directors of the Company has adopted a written charter for the Compensation Committee, which is available on the Corporate Governance page in the Investor Relations section of the Company's Web site, www.balchem.com. The current members of the Compensation Committee are Messrs. McMillan, Mitchell, Dr. Televantos (Chair) and Dr. Wedral, each of whom are independent directors.

See "Compensation Discussion and Analysis - Compensation Committee" and "Report of the Compensation Committee of the Board of Directors" below.

Executive Committee. The Executive Committee is authorized to exercise all the powers of the Board of Directors in the interim between meetings of the Board, subject to the limitations imposed by Maryland law. The Executive Committee is also responsible for the recruitment, evaluation and selection of suitable candidates for the position of Chief Executive Officer ("CEO"), for approval by the full Board, for the preparation, together with the Compensation Committee, of objective criteria for the evaluation of the performance of the CEO, and for reviewing the CEO's plan of succession for officers of the Company.

The current members of the Executive Committee are Messrs. McMillan, Mitchell (Chair), and Dr. Televantos.

Corporate Governance & Nominating Committee. The duties of the Corporate Governance & Nominating Committee are, among other things, to consider and make recommendations to the Board concerning the appropriate size, function and needs of the Board, to determine the criteria for Board membership, to evaluate and recommend to the Board the responsibilities of the Board committees, to annually review and assess the adequacy of the Company's corporate governance guidelines and recommend any changes to the Board for adoption, to oversee the annual self-evaluation of the Board and Board Committees, to consider matters of corporate social responsibility and matters of significance in areas related to corporate public affairs and the Company's employees and stockholders, to recruit and evaluate new candidates for nomination by the full Board for election as director, to prepare and update an orientation program for new Directors, to evaluate the performance of current directors in connection with the expiration of their term in office with a view to providing advice to the full Board as to whether the full Board should nominate any such director for reelection, and to annually review and recommend policies on director retirement age.

The Board of Directors of the Company has adopted a written charter for the Corporate Governance & Nominating Committee, which is available on the Corporate Governance page in the Investor Relations section of the Company's Web site, www.balchem.com and was attached as Exhibit A to the Company's 2006 Proxy Statement. The current members of the Corporate Governance & Nominating Committee are Messrs. Ammidon and Mitchell and Drs. Televantos and Wedral (Chair).

Nominations of Directors

Consistent with previous practice, the Corporate Governance & Nominating Committee continues to re-nominate incumbent directors who continue to satisfy the Company's criteria for membership on the Board; whom the Board believes will continue to make contributions to the Board; and who consent to continue their service on the Board. If the incumbent directors are not nominated for re-election or if there is otherwise a vacancy on the Board, the Committee will solicit recommendations for nominees from persons that the Committee believes are likely to be familiar with qualified candidates, including from members of the Board and management. The Committee may also determine to engage a professional search firm to assist in identifying qualified candidates. The Committee also considers external director candidates or candidates recommended by one or more substantial, long-term stockholders. Generally, stockholders who individually or as a group hold 5% or more of the Company's common stock and have continued to do so for over one year will be considered substantial, long-term stockholders. Each stockholder recommendation should include at a minimum the director candidate's name, biographical information and qualifications, and the director candidate's acknowledgement that such person is willing to be nominated for directorship and serve as director if elected. The Committee will consider stockholder recommendations regarding potential nominees for next year's annual stockholders meeting, consistent with the policy described above, if the Committee receives such recommendations prior to the deadline for stockholder proposal submissions, set forth below in "Stockholder Proposals for 2008 Annual Meeting." Stockholder nominations that comply with these procedures and that meet the criteria outlined above will receive the same consideration that other candidates receive.

The Committee and the Board has adopted guidelines for identifying or evaluating nominees for director, including incumbent directors and nominees recommended by stockholders. The Company's current policy is to require that a majority of the Board of Directors be independent; at least three of the directors have the financial literacy necessary for service on the audit committee and at least one of these directors qualifies as an audit committee financial expert. In addition, directors may not serve on the boards of more than three other public companies, without the approval of the Board of Directors; and directors must satisfy the Company's age limit policy for directors which requires that a director retire at the conclusion of his or her term in the calendar year during which he or she reaches the age of 70. The guidelines do not otherwise establish specific minimum qualifications that must be met for nomination for a position on the Board of Directors, but provide for the selection of nominees based on the nominees' skills, achievements and experience, and contemplate that the following will be considered, among other things, in selecting nominees: knowledge, experience and skills in areas critical to understanding the Company and its business, personal characteristics, such as integrity and judgment, and the candidate's commitment to the boards of other companies.

Lead Director

Mr. Mitchell has been the Lead Director since 2005. The Lead Director functions, in general, to reinforce the independence of the Board of Directors of the Company. This person is appointed on a rotating basis from the independent Directors. The initial term is a two year assignment. The Lead Director will serve at the election of the Board and, in any event, only so long as that person shall be an independent Director of the Company. The

Corporate Governance and Nominating Committee will review annually the description of the Lead Director position and recommend to the Board any changes that it considers appropriate. The Lead Director provides a source of Board leadership complementary to that of the CEO. Amongst other things, the Lead Director is responsible for working with the Chairman and other directors to set agendas for Board meetings; providing leadership in times of crisis together with the Executive Committee; chairing regular meetings of independent Board members without management present (executive sessions); acting as liaison between the independent Directors and the CEO; and chairing Board meetings when the Chairman is not in attendance.

Communicating With the Board of Directors

Members of the Board and executive officers are accessible by mail in care of the Company. Any matter intended for the Board, or for any individual member or members of the Board, should be directed to the General Counsel with a request to forward the communication to the intended recipient. In the alternative, stockholders can direct correspondence to the Board via the Chairman, or to the attention of the Lead Director, in care of the Company at the Company's principal executive office address, P.O. Box 600, New Hampton, NY 10958. The Company will forward such communications, unless of an obviously inappropriate nature, to the intended recipient.

Executive Sessions of the Board of Directors

The Company's independent Directors meet regularly in executive sessions following each regularly scheduled meeting of the Board of Directors. These executive sessions are presided over by the Lead Director. The independent Directors presently consist of all current Directors, except Mr. Rossi.

Executive Officers

Set forth below is certain information concerning the executive officers of the Company (other than Mr. Rossi, whose background is described above under the caption "Directors"), which officers serve at the discretion of the Board of Directors:

Francis J. Fitzpatrick, CPA, age 46, has been the Chief Financial Officer of the Company since January 2004 and Treasurer of the Company since June 2003, and was Controller of the Company from April 1997 to January 2004. He has been an executive officer and Assistant Secretary of the Company since June 1998. He was Director of Financial Operations/Controller of Alliance Pharmaceutical Corp., a pharmaceuticals company, from September 1989 through March 1997.

Matthew D. Houston, age 43, has been General Counsel since January of 2005 and Secretary, since June of 2005. He was General Counsel and Secretary of Eximias Pharmaceutical Corporation, a privately held corporation from 2001 to 2004. Mr. Houston also held several internal counsel positions at BASF Corporation from 1994 to 2001. Mr. Houston received his Juris Doctorate from Saint Louis University.

David F. Ludwig, age 49, has been Vice President and General Manager, Specialty Products since July 1999 and an executive officer of the Company since June 2000. He was Vice President and General Manager of Scott

Specialty Gases, a manufacturer of high purity gas products and specialty gas blends, from September 1997 to June 1999. From 1986 to 1997 he held various international and domestic sales and marketing positions with Engelhard Corporation's Pigments and Additives Division.

Robert T. Miniger, age 53, has been Vice President, Human Resources since April 2001 and an executive officer of the Company since June 2003. He was the Global Director of Human Resources for the Industrial Coatings Strategic Business Unit of PPG Industries Inc. from 1995 to 2000. From 1980 to 1995, he held several human resource positions within PPG including glass manufacturing and corporate office assignments.

Paul H. Richardson, PhD, CChem, age 37, has been Vice President of Research and Development and an Executive Officer of the Company since July 2005, and was Director of Research and Development, January 2004 to July 2005 and Director of Materials Science, January 2001 to January 2004. Since his Bachelors degree in chemistry and PhD in polymer science from the University of Durham, England, Dr. Richardson has held Research Scientist and Project Management positions at Unilever Plc. (January 1995 to April 1997) and National Starch and Chemical Company, September 1997 to December 2000.

Code of Business Conduct and Ethics

The Company has adopted a Code of Ethics for Senior Financial Officers that applies to the Company's Chief Executive Officer, Chief Financial Officer, Treasurer and Corporate Controller. The Company has also adopted a Business Ethics Policy applicable to its employees and a further Policy Statement which confirms that, as and when appropriate, the Business Ethics Policy and the Code of Ethics for Senior Financial Officers are applicable to the Company's directors and officers. Any waiver of any provision in the Code of Ethics or Business Ethics Policy in favor of members of the Board or in favor of executive officers may be made only by the Board. Any such waiver, and any amendment to such Code, will be publicly disclosed in a Current Report on Form 8-K. The Code of Ethics and Business Ethics Policy and further Policy Statement are available on the Corporate Governance page in the Investor Relations section of the Company's Web site, www.balchem.com.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers and holders of more than 10% of the Company's Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of any subsequent changes in ownership of Common Stock and other equity securities of the Company. Specific due dates for these reports have been established and the Company is required to disclose any failure to file by these dates.

The Company believes that during the fiscal year ended December 31, 2006, its officers and directors and holders of more than 10% of the Company's Common Stock complied with Section 16(a) filing date requirements with respect to transactions during such year.

Compensation Committee Interlocks and Insider Participation

Messrs. McMillan, Mitchell, Dr. Televantos, and Dr. Wedral each of whom is a director of the Company, served as the members of the Compensation Committee during 2006. None of Messrs. McMillan or Mr. Mitchell or, Drs. Televantos or Wedral (i) were, during the last completed fiscal year, an officer or employee of the Company, (ii) was formerly an officer of the Company or (iii) had any relationship requiring disclosure by the Company under Item 404 of Regulation S-K under the Securities Act of 1933, as amended, which has not been disclosed.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board has selected McGladrey & Pullen LLP (M&P) as the Company's independent registered public accounting firm for the year ending December 31, 2007. The Company is submitting its selection of M&P for ratification by the stockholders at the Annual Meeting. M&P has audited the Company's financial statements since 2005. Representatives of M&P will be present at the Annual Meeting and will have an opportunity to make a statement if they wish and will be available to respond to appropriate questions.

The Company's Bylaws do not require that the stockholders ratify the selection of M&P as the Company's independent registered public accounting firm. However, the Company is submitting the selection of M&P to stockholders for ratification as a matter of good corporate practice. If stockholders do not ratify the selection, the Audit Committee will reconsider whether to retain M&P. Even if the selection is ratified, the Board and the Audit Committee in their discretion may change the appointment at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

Principal Accountant Fees and Services

During 2006, the Company retained M&P to audit the consolidated financial statements for 2006. In addition, the Company also retained M&P to provide services relating to Management's Assessment of Internal Controls as required by Section 404 of the Sarbanes-Oxley Act, as well as with the preparation of the Company's tax returns and other audit-related and tax-related services. The following table shows the fees paid or accrued by the Company for the audit and other professional services provided by M&P for 2005 and 2006:

	2006	2005
Audit fees (1)	305,175	265,700
Audit-related fees (2)	82,700	39,900
Tax fees (3)	29,852	34,800
Total fees	420,727	340,400

(1) Fees relating to audit of the annual consolidated financial statements and quarterly reviews.
(2) Fees relating to employee benefit plan audit and acquisition due diligence.
(3) Fees for tax compliance and advisory services.

Policy on Pre-Approval of Audit and Non-Audit Services

All auditing and non-audit services provided to the Company by the independent accountants are pre-approved by the Audit Committee or in certain instances by one or more of its members pursuant to delegated authority. At the beginning of each year, the Audit Committee reviews and approves all known audit and non-audit services and fees to be provided by and paid to the independent accountants. During the year, specific audit and non-audit services or fees not previously approved by the Audit Committee are approved in advance by the Audit Committee or in certain instances by one or more of its members pursuant to delegated authority. In addition, during the year the Chief Financial Officer and the Audit Committee monitor actual fees to the independent accountants for audit and non-audit services.

Audit Committee Review

The Audit Committee has reviewed the services rendered by M&P during 2006 and has determined that the services rendered are compatible with maintaining the independence of M&P as the Company's independent registered public accounting firm.

Vote Required; Recommendation of the Board

The affirmative vote of the majority of the votes cast is required for ratification.

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF M&P AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2007.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

During the fiscal year ended December 31, 2006, our Compensation Committee held primary responsibility for determining executive compensation levels. The Committee is composed of four independent directors. The Committee solicits, receives and analyzes compensation recommendations from Company management and determines each facet of the compensation for our executive officers. The Committee also administers our 1999 Stock Plan. The Committee solicits input from our Chief Executive Officer with respect to the performance of our executive officers and their compensation levels no less than once per calendar year, usually in the first quarter.

The members of our Compensation Committee have extensive and varied experience with various public and private corporations - as investors and stockholders, as senior executives, and as directors charged with the oversight of management and the setting of executive compensation levels. In particular, Mr. Mitchell is a member of the Compensation Committee of Tetra Technologies, Inc., a publicly traded company. In addition to the extensive experience and expertise of the Committee's members and their familiarity with the Company's performance and the performance of our executive officers, the Committee is able to draw on the experience of other Directors and on various legal and accounting executives employed by the Company, and the Committee has access to readily available public information regarding executive compensation structure and the establishment of appropriate compensation levels.

The Compensation Committee has authority to engage attorneys, accountants and consultants, including executive compensation consultants, to solicit input from management concerning compensation matters, and to delegate any of its responsibilities to one or more directors or members of management where it deems such delegation appropriate and permitted under applicable law.

In 2003, the Compensation Committee retained Mercer Human Resource Consulting, Inc. to provide an executive compensation study. The results of said effort provided the Compensation Committee broad data with which the Committee was able to benchmark and compare our current executive compensation structure against other similarly situated companies.

In 2006, the Compensation Committee retained Deloitte Compensation Consulting Group to assist in the development of a revised equity based segment of our executive compensation. It is through this effort that we have altered the structure of our program for granting executives equity in the Company as compensation, as discussed below.

General Compensation Objectives and Guidelines

The Company's overall compensation philosophy has been to offer competitive salaries, cash incentives, stock options and benefit plans consistent with the Company's financial performance. Rewarding key employees who contribute to the continued success of the Company through cash compensation and equity participation are key elements of the Company's compensation policy. The Company's executive compensation policy is to attract and retain key executives necessary for the Company's short and long-term success by establishing a direct link between executive compensation and the performance of the Company, by rewarding individual initiative and the achievement of annual corporate goals through salary and cash bonus awards, and by providing equity awards to allow executives to participate in enhanced stockholder value.

In awarding salary increases and bonuses, the Compensation Committee relates various elements of corporate performance to the elements of executive compensation. The Compensation Committee considers whether the compensation package as a whole adequately compensates the applicable executive for the Company's performance during the past year and the executive's contribution to such performance.

Pursuant to the Company's compensation philosophy, the total annual compensation of its executive officers is primarily made up of base salary, cash-based incentives and stock-based incentive compensation. In addition, the Company provides retirement compensation plans, group welfare benefits and certain perquisites. In executing our executive compensation policy, we seek to reward each executive's achievement of designated objectives relating to our company's annual and long-term performance and individual fulfillment of responsibilities. While compensation survey data and benchmarking are useful guides for comparative purposes, we believe that a successful compensation program also requires the application of judgment and subjective determinations of individual performance. Accordingly, our Compensation Committee applies its judgment to adjust and align each individual element of our compensation program with the broader objectives of the program.

The Company does not have any formal stock ownership requirements for its executive officers but notes that its directors and executive officers are stockholders of the Company, as is disclosed elsewhere in this Proxy Statement. The Company is mindful of the stock ownership of our directors and executive officers but does not believe that it is appropriate to provide a mechanism or formula to take stock ownership (or gains from prior option or stock awards) into account when setting compensation levels. The Company provides in its insider trading policies that directors and executive officers may not sell Company securities short and may not sell puts, calls or other similar derivative securities tied to our Common Stock.

Base Salary

Base salary represents the fixed component of the executive compensation program. The Company's philosophy regarding base salaries is conservative, maintaining salaries at reasonably competitive industry levels. Determinations of base salary levels are established based upon the magnitude of responsibilities and the scope of the position, as well as based upon an annual review of marketplace competitiveness and on the Company's existing compensation structure. Periodic increases in base salary relate to individual contributions to the Company's overall performance and industry competitive pay practices. In determining appropriate levels of base salary, the Compensation Committee relied in part on industry compensation surveys, including *WorldatWork,* a leading not-for-profit association dedicated to knowledge leadership in compensation and benefits.

The Committee solicits input from Mr. Rossi with respect to the performance of our executive officers and their compensation levels. During 2006, the base salaries of our executive officers, with the exception of Mr. Rossi, were increased to the amounts identified in the Summary Compensation

Table. These increases were subjectively based on increased growth in net sales and recent profit performance of the Company, as well as individual performance.

Cash Based Incentives

Bonuses represent the variable component of the executive compensation program that is tied to individual achievement and the Company's performance. The Company's policy is to base a meaningful portion of its executive officers' cash compensation on bonus. In determining bonuses, the Company considers factors such as the individual's contribution to the Company's performance and the relative performance of the Company during the year.

At the end of each calendar year, the Compensation Committee of the Board of Directors approves an Incentive Compensation Program for the succeeding calendar year (the "ICP"). The ICP provides for the awarding of bonus compensation to executive officers and certain other employees, based upon the level of achievement of specific goals established for the particular officer or employee, and for the weighting of those goals to determine the amount of the bonus.

The process of establishing applicable goals requires a well-defined annual business plan from which most ICP goals are measured. Our annual business plan evolves from our corporate strategic plan and is approved by the Board of Directors each December for the following fiscal year. Individual goals under the ICP are a composite of our corporate goals and key individual objectives. In addition, no bonuses are required to be paid under the ICP unless a specified minimum level of consolidated net income before interest and taxes ("NIBIT") is achieved. The Compensation Committee established such minimum level of NIBIT for 2007 based upon the Company's results of operations for the 2006 calendar year as part of the approval of the annual plan.

In addition to NIBIT, individual ICP goals involve, amongst other things, the development of new revenue generating products or services meeting our profit criteria; the implementation of procedures that will improve efficiency, effectiveness or safety of our products or services; the development of a change or changes in procedures or processes that reduce cost without sacrificing quality; the improvement of methods resulting in increased productivity without loss of quality; and the development of ideas that will improve quality without increasing cost.

Under the ICP, each goal is determined objectively and consistently. The goals require an individual to stretch beyond his or her stated responsibilities. The value placed on each individual ICP goal depends heavily upon the degree of which the goal will help us meet our annual plan; the relative degree of difficulty, creativity or involvement required to achieve the goal; and the intrinsic value of the goal, i.e., magnitude of income enhancement or cost savings. Each employee will typically have 4-6 ICP goals.

The Compensation Committee sets target bonuses for each executive officer participating in the ICP. Target bonuses are based upon a percentage of each executive officer's base yearly salary. The Compensation Committee determines actual bonus amounts paid to the executive officers, which may be higher or lower than the target bonus, based upon each executive officer's performance relative to the specific established performance goals upon which the target bonus amounts were based. There is no maximum bonus amount under the ICP. Actual bonuses for a particular fiscal year are generally determined during the first quarter of the following fiscal year and paid at the discretion of the Compensation Committee. Discretionary cash bonuses under the ICP were paid in early 2007 to our executive officers for performance during fiscal year ended 2006 in the amounts identified in the Summary Compensation Table. Performance based incentive paid to Mr. Rossi is discussed below.

Pursuant to the terms of the employment agreement between the Company and Mr. Rossi, Mr. Rossi is entitled to annual bonus of up to 100% of his base salary, based upon our achieving operating and/or financial targets established by the Board or an authorized committee thereof. Half of such bonus compensation is determined pursuant to the ICP. The Compensation Committee has established a minimum level of consolidated net income for the 2007 fiscal year to be achieved by the Company in order for Mr. Rossi to be entitled to the portion of such bonus compensation not covered by the ICP.

Equity Based Compensation

The Compensation Committee believes that one important goal of the executive compensation program should be to provide executives, key employees – who have significant responsibility for the management, growth and future success of the Company, and Directors – with an opportunity to increase their ownership and potentially gain financially from Company stock price increases. The goal of this approach is that the interests of the stockholders, executives, employees and Directors will be closely aligned.

Prior to 2006, we accomplished this goal generally through the granting of stock options to executive officers and other key employees of the Company from time to time, giving them a right to purchase shares of the Company's Common Stock at a specified price in the future. Grants of options have been based primarily on an employee's potential contribution to the Company's growth and financial results. Options have been granted at the prevailing market value of the Company's Common Stock and accordingly will only have value if the Company's stock price increases. With limited exceptions, grants of options to employees have provided for vesting over three years and the individual must be employed by the Company for such options to vest.

Partially in response to changes in which stock options are accounted for under generally accepted accounting principles, we have modified the structure and composition of the long-term equity based component of our executive compensation. Beginning in 2006, we no longer grant incentive stock options, but instead grant a combination of restricted shares and non-qualified options to our executives. (We also granted restricted shares to our non-management directors in 2005. Restricted stock, which vests over an extended period, encourages stability and commitment at the director level.)

Awards under the Company’s 1999 Stock Plan are purely discretionary, are not based upon any specific formula and may or may not be granted in any given fiscal year. It is now the practice of the Compensation Committee to review and approve awards for officers and certain employees during its December meeting. To avoid timing of equity-based awards ahead of the release of our quarterly earnings and other material non-public information, the annual awards to our senior management, including executive officers, are granted coinciding with the date of our December Board of Directors Meeting. In addition, the Compensation Committee may refrain from or delay any regularly scheduled awards if it or senior management is aware of any material non-public information. Awards of restricted stock for officers and certain employees will normally occur in December of each calendar year.

Consistent with this direction, we granted restricted stock awards to our named executive officers in December 2006. The number of shares awarded was as follows: Mr. Rossi: 13,500 shares; Mr. Fitzpatrick: 4,500 shares; Mr. Ludwig: 3,000 shares; Mr. Miniger: 1,500 shares; and Dr. Richardson: 4,500 shares. Additionally, in 2006, we granted Non-Qualified Options to our executive officers as follows: Mr. Rossi, Mr. Fitzpatrick, Mr. Ludwig, Mr. Richardson and Mr. Miniger were granted options to purchase 45,000, 34,500, 27,000, 22,500, and 10,500 shares, respectively, at an exercise price of $17.81 per share. The number of shares and options granted on December 8, 2006 and the exercise price of the option awards have been adjusted to reflect the 3-for-2 split which was effected on December 29, 2006.

When considering the grant of stock based awards, the Committee gives consideration to our overall performance and the performance of individual employees. It is our expectation to continue yearly grants of restricted stock awards and non-qualified options to executive officers.

Employment Agreement

The Company entered into an employment agreement with Mr. Rossi in 2001. Except for Mr. Rossi, there are no agreements or understandings between the Company and any executive officer which guarantee continued employment or guarantee any level of compensation, including incentive or bonus payments, to the executive officer.

Retirement Plans

401(k)/Profit Sharing Plan

The Company's executive officers, as well as most employees, are eligible to participate in the 401(k) Retirement Plan/Profit Sharing Plan (the "401(k) Plan"). The 401(k) Plan provides that participating employees may make elective contributions of up to 15% of pre-tax salary, subject to ERISA limitations, and for the Company to make matching contributions on a monthly basis equal in value to 35% of each participant's elective contributions. Such matching contributions are made in shares of the Company's Common Stock.

The profit-sharing portion of the 401(k) Plan is discretionary and non-contributory. Profit sharing contributions are restricted to employees (including executive officers) who have completed 1,000 hours of service and are employed on the last day of a plan year. The Company contributes, in cash, a minimum of 3.55% of an eligible participant's taxable compensation (subject to certain exclusions).

Perquisites

Perquisites are granted to the executive officers occasionally and are generally de minimis and not a material component of compensation.

Mr. Rossi is entitled to the use of an automobile leased by the Company and to be reimbursed for a specified level of premiums for life and disability insurance. He is also entitled to the use of a financial planner, as well as participation in a country club membership for corporate business. Mr. Ludwig is also entitled to the use of an automobile leased by the

Company. The Company pays to insure and maintain both Mr. Rossi's and Mr. Ludwig's automobiles. The Company also pays fuel expenses to the extent related to Company business. Messrs. Fitzpatrick and Miniger and Dr. Richardson receive cash allowances associated with the use of their personal automobiles.

The following Compensation Committee Report shall not be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended (the "Securities Act"), except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Securities Act or the Exchange Act.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the above "Compensation Discussion and Analysis" with management.

Based upon this review and discussion, we have recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this Proxy Statement.

Submitted by the Compensation Committee of the Board of Directors.

John Y. Televantos (Chairman)
Edward L. McMillan
Kenneth P. Mitchell
Elaine R. Wedral

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned by (i) our Chief Executive Officer ("Principal Executive Officer"), (ii) our Chief Financial Officer ("Principal Financial Officer"), and (iii) each of our three most highly compensated executive officers (each a "Named Executive Officer") for the fiscal year ended December 31, 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards (1) ($)	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation (2) ($)	All Other Compensation (3) ($)	Total ($)
Dino A. Rossi President & CEO	2006	$338,600	$3,778	$198,528	$212,445	$17,364	$770,715
Francis J. Fitzpatrick CFO	2006	$169,000	$1,259	$152,270	$62,406	$21,582	$406,517
David F. Ludwig VP/GM Specialty Products	2006	$193,481	$839	$123,072	$41,894	$18,026	$377,312
Robert T. Miniger VP Human Resources	2006	$156,039	$420	$48,382	$51,770	$20,694	$277,305
Paul H. Richardson VP R&D	2006	$155,385	$1,259	$80,852	$43,575	$20,357	$301,3428

(1) The amounts included in the "Stock Awards" and "Option Awards" columns reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) adjusted to eliminate service-based forfeiture assumptions used for financial reporting purposes. These amounts include amounts related to awards granted in 2006 and in prior years. A discussion of the assumptions used in valuation of stock and option awards may be found in "Note 2 - Stockholders' Equity" in the Notes to Consolidated Financial Statements of our Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on March 15, 2007.

(2) Reflects the value of cash incentive bonuses earned under our ICP.

(3) The amounts reflected represent employer matching contributions and profit sharing contributions made under the Company's combined 401(k)/profit sharing plan, automobile allowance and the Company paid portion of life, health, and disability insurance benefits, in the following amounts for each Named Executive Officer:

  (a) Mr. Rossi's other compensation consists of $13,060 for contributions under the Company's 401(k)/profit sharing plan, $3,506 for automobile allowance, and $798 for life, health and disability insurance benefits.

  (b) Mr. Fitzpatrick's other compensation consists of $13,060 for contributions under the Company's 401(k)/profit sharing plan, $8,308_ for automobile allowance, and $214 for life, health and disability insurance benefits.

(c) Mr. Ludwig's other compensation consists of $13,060 for contributions under the Company's 401(k)/profit sharing plan, $4,707 for automobile allowance, and $259 for life, health and disability insurance benefits.
(d) Mr. Miniger's other compensation consists of $12,757 for contributions under the Company's 401(k)/profit sharing plan, $7,639 for automobile allowance, and $298 for life, health and disability insurance benefits.
(e) Mr. Richardson's other compensation consists of $12,738 for contributions under the Company's 401(k)/profit sharing plan, $7,500 for automobile allowance, and $119 for life, health and disability insurance benefits.

Grants of Plan Based Awards

The following table discloses the actual number of stock options and restricted stock awards granted during the fiscal year ended December 31, 2006 to each Named Executive Officer, including the grant date fair value of these awards.

		Estimated Future Payouts under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards:	All Other Option Awards:		
Name	Grant Date	Threshold	Target	Maximum	Number of Shares of Restricted Stock (#)(2)	Number of Securities Underlying Options (#)(2)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value (3)
Dino A. Rossi	12/8/2006	--	$169,300	--	13,500	45,000	$17.81	$460,710
Francis J. Fitzpatrick	12/8/2006	--	$59,150	--	4,500	34,500	$17.81	$249,315
David F. Ludwig	12/8/2006	--	$67,718	--	3,000	27,000	$17.81	$185,850
Robert T. Miniger	12/8/2006	--	$54,613	--	1,500	10,500	$17.81	$78,195
Paul H. Richardson	12/8/2006	--	$54,384	--	4,500	22,500	$17.81	$190,395

(1) Represents target payout levels under the ICP for 2006 performance. The actual amount of incentive bonus earned by each Named Executive Officer in 2006 is reported under the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. Additional information regarding the design of the ICP is included in the Compensation Discussion and Analysis.
(2) The number of shares of restricted stock and options granted on December 8, 2006 and the exercise price of the option awards have been adjusted to reflect the 3-for-2 split of the Company's common stock which was effected on December 29, 2006.
(3) The FAS 123(R) value of awards granted on 12/8/2006 was $17.76 per share of restricted stock, and $4.91 per stock option with an exercise price of $17.81.

Employment Agreement

As of January 1, 2001, the Company entered into an Employment Agreement with Mr. Rossi, which provides for Mr. Rossi to serve as the Company's President and Chief Executive Officer. Mr. Rossi's Employment Agreement initially provided for a base salary of $194,700, subject to annual increases if approved by the Board of Directors. Mr. Rossi's current salary for fiscal 2007 pursuant to the Employment Agreement is $362,302. Mr. Rossi is also eligible to receive a discretionary performance bonus (as determined by the

Board of Directors) of up to 100% of annual salary, based on a target figure consistent with operating and/or other financial targets established by the Board of Directors, for each fiscal year during the term of his employment.

Mr. Rossi's Employment Agreement also provides that if the Company terminates his employment other than for cause or in the event Mr. Rossi terminates his employment under certain limited circumstances effectively amounting to a constructive termination, he will be entitled to severance payments of 150% of his then current annual salary, and if such termination by the Company occurs within two years after a change of control event involving the Company he would be entitled to severance payments equal to 200% of the sum of his then current annual salary plus the annual bonus earned by him for the fiscal year immediately preceding the year in which the change of control event occurred. If Mr. Rossi were to terminate his employment prior to the second anniversary of such a change of control event, he would be entitled to severance payments equal to 100% of his then current annual salary. In the event of any termination by the Company entitling Mr. Rossi to severance payments, his theretofore granted but unvested options to purchase Common Stock of the Company would immediately vest and be exercisable in accordance with their terms. Mr. Rossi's entitlement to severance payments would be subject to reduction to the extent necessary to avoid such payments being considered an "excess parachute payment" for purposes of Section 280G of the Internal Revenue Code. During the period of Mr. Rossi's employment (or, in the case of a voluntary termination by Mr. Rossi or a termination of his employment by the Company for cause, the balance of the term of the Employment Agreement before giving effect to such termination) and for a period of one year thereafter, the Employment Agreement imposes on Mr. Rossi certain non-competition and non-solicitation obligations regarding the Company and its customers and its employees.

The Employment Agreement was amended as of December 9, 2005 to conform certain provisions thereof to Section 409A of the Internal Revenue Code, which was enacted as part of the American Jobs Creation Act of 2004, and the proposed regulations issued by the Treasury Department under Section 409A. The amendment provides that certain payments to Mr. Rossi in connection with the termination of his employment would not be due and payable before six months after the applicable termination. The six-month delay relates to Mr. Rossi's status as a "key employee" (as defined under Section 409A and the accompanying proposed regulations).

Terms and Conditions of Awards

The 1999 Stock Plan was adopted and approved by our stockholders in 1999 and was amended in 2003. Under the 1999 Stock Plan, the officers and other employees of the Company may be granted options to purchase Common Stock of the Company which qualify as "incentive stock options" ("ISO" or "ISOs") under Section 422(b) of the Internal Revenue Code of 1986, as amended (the "Code"); directors, officers and employees may be granted options to purchase Common Stock which do not qualify as ISOs ("non-Qualified Option" or "Non-Qualified Options"); and directors, officers and employees may be granted the right to make direct purchases of Common Stock from the Company ("Purchases"). Both ISOs and Non-Qualified Options are referred to in this Proxy Statement individually as an "Option" and collectively as "Options." The exercise price per share specified to each Option granted under the 1999 Stock Plan may not be less than the fair market value per share of Common Stock on the date of such grant.

All of our restricted stock awards for executive officers have the same features. Each executive officer may purchase the stock at a purchase price equal to the par value of the shares ($.06-2/3 per share). The purchased restricted stock is subject to a repurchase option in favor of the Company and to restrictions on transfer until it vests. The purchased stock will vest in full in four years, or upon an earlier change of control of the Company, provided the executive officer is employed by the Company on that date. In the event the purchaser's employment with the Company is terminated for cause or upon the purchaser's voluntary resignation from the Company's employ, prior to vesting in full, the Company may repurchase all of the purchased shares at a purchase price of $.06-2/3 per share. The Company may repurchase a pro-rated amount of the purchased shares, based on the amount of time remaining until the vesting date, at a purchase price of $.06-2/3 per share in the event the purchaser ceases to be an employee of the Company prior to vesting by reason of: (1) the purchaser's voluntary retirement from the Company's employ at or after age 62; (2) the purchaser's death, major disability or significant illness; or (3) termination of the purchaser's employment by the Company without cause. Repurchases are subject to the approval of the Compensation Committee of the Board.

Our Non-Qualified Options granted vest as follows: 20% on the first anniversary of the grant date; 40% on the second anniversary of the grant date; and 40% on the third anniversary of the grant date. Our Non-Qualified Options expire ten years after grant.

Outstanding Equity Awards at Fiscal Year End

The following table shows outstanding stock option awards classified as exercisable and unexercisable as of December 31, 2006 for each Named Executive Officer. The table also discloses the number and value of unvested restricted stock awards as of December 31, 2006.

	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#)					
Name	Exercisable [1]	Un-Exercisable [1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock that Have Not Vested[2]	Market Value of Shares of Stock that Have Not Vested [3] ($)
Dino A. Rossi	83,025	-	$ 3.19	10/17/07		
	13,500	-	$ 1.85	10/23/08		
	16,875	-	$ 1.88	10/21/09		
	23,625	-	$ 3.30	09/15/10		
	67,500	-	$ 6.27	10/25/11		
	67,500	-	$ 6.83	09/12/12		
	67,500	-	$ 6.77	12/12/13		
	44,550 [4]	29,700 [4]	$ 8.77	09/16/14		
	18,000 [5]	72,000 [5]	$ 13.81	09/16/15		
	-	45,000 [6]	$ 17.81	12/08/16		
					13,500 [7]	231,120
Frank J. Fitzpatrick	40,500	-	$ 6.83	09/12/12		
	50,625	-	$ 6.77	12/12/13		
	36,450 [8]	24,300 [8]	$ 8.77	09/16/14		
	13,500 [9]	54,000 [9]	$ 13.81	09/16/15		
	-	34,500 [10]	$ 17.81	12/08/16		
					4,500 [11]	

						$77,040
David F. Ludwig	12,150	-	$ 6.83	09/12/12		
	32,400	-	$ 6.77	12/12/13		
	30,375 [12]	20,250 [12]	$ 8.77	09/16/14		
	10,800 [13]	43,200 [13]	$ 13.81	09/16/15		
	-	27,000 [14]	$ 17.81	12/08/16		
					3,000 [15]	$51,360
Robert T. Miniger	9,666	-	$ 6.83	09/12/12		
	16,875	-	$ 6.77	12/12/13		
	12,150 [16]	8,100 [16]	$ 8.77	09/16/14		
	4,050 [17]	16,200 [17]	$ 13.81	09/16/15		
	-	10,500 [18]	$ 17.81	12/08/16		
					1,500 [19]	$25,680
Paul H. Richardson	5,400	-	$ 6.83	12/12/13		
	-	13,500	$ 6.77	09/16/14		
	4,500 [20]	18,000 [20]	$ 8.77	06/24/15		
	4,500 [21]	18,000 [21]	$ 13.81	09/16/15		
	-	22,500 [22]	$ 17.81	12/08/16		
					4,500 [23]	$77,040

(1) Stock option awards are exercisable 20% after 1 year, 60% after 2 years and 100% after 3 years from the date of grant.

(2) Restricted stock vests 20% on the first anniversary of the grant date; 40% on the second anniversary of the grant date; and 40% on the third anniversary of the grant date.

(3) Value is computed based on the closing price of our Common Stock on the NASDAQ on December 29, 2006, which was $17.12 per share.

(4) Mr. Rossi's 74,250 options granted on September 16, 2004 at $8.77 per share became exercisable starting September 16, 2005 with twenty percent being exercisable on this date and an additional forty percent being exercisable on September 16, 2006 and 2007, respectively.

(5) Mr. Rossi's 90,000 options granted on September 16, 2005 at $13.81 per share became exercisable starting September 16, 2006 with twenty percent being exercisable on this date and an additional forty percent being exercisable on September 16, 2007 and 2008, respectively.

(6) Mr. Rossi's 45,000 options granted on December 8, 2006 at $17.81 per share becomes exercisable starting December 8, 2007 with twenty percent being exercisable on this date and an additional forty percent being exercisable on December 8, 2008 and 2009, respectively.

(7) Mr. Rossi's 13,500 share restricted stock award granted on December 8, 2006 for $.06 2/3 per share will vest in full on December 8, 2010.

(8) Mr. Fitzpatrick's 60,750 options granted on September 16, 2004 at $8.77 per share became exercisable starting September 16, 2005 with twenty percent being exercisable on this date and an additional forty percent being exercisable on September 16, 2006 and 2007, respectively.

(9) Mr. Fitzpatrick's 67,500 options granted on September 16, 2005 at $13.81 per share became exercisable starting September 16, 2006 with twenty percent being exercisable on this date and an additional forty percent being exercisable on September 16, 2007 and 2008, respectively.

(10) Mr. Fitzpatrick's 34,500 options granted on December 8, 2006 at $17.81 per share becomes exercisable starting December 8, 2007 with twenty percent being

exercisable on this date and an additional forty percent being exercisable on December 8, 2008 and 2009, respectively.

(11) Mr. Fitzpatrick's 4,500 share restricted stock award granted on December 8, 2006 for $.06 2/3 per share will vest in full on December 8, 2010.

(12) Mr. Ludwig's 50,625 options granted on September 16, 2004 at $8.77 per share became exercisable starting September 16, 2005 with twenty percent being exercisable on this date and an additional forty percent being exercisable on September 16, 2006 and 2007, respectively.

(13) Mr. Ludwig's 54,000 options granted on September 16, 2005 at $13.81 per share became exercisable starting September 16, 2006 with twenty percent being exercisable on this date and an additional forty percent being exercisable on September 16, 2007 and 2008, respectively.

(14) Mr. Ludwig's 27,000 options granted on December 8, 2006 at $17.81 per share becomes exercisable starting December 8, 2007 with twenty percent being exercisable on this date and an additional forty percent being exercisable on December 8, 2008 and 2009, respectively.

(15) Mr. Ludwig's 3,000 share restricted stock award granted on December 8, 2006 for $.06 2/3 per share will vest in full on December 8, 2010.

(16) Mr. Miniger's 20,250 options granted on September 16, 2004 at $8.77 per share became exercisable starting September 16, 2005 with twenty percent being exercisable on this date and an additional forty percent being exercisable on September 16, 2006 and 2007, respectively.

(17) Mr. Miniger's 20,250 options granted on September 16, 2005 at $13.81 per share became exercisable starting September 16, 2006 with twenty percent being exercisable on this date and an additional forty percent being exercisable on September 16, 2007 and 2008, respectively.

(18) Mr. Miniger's 10,500 options granted on December 8, 2006 at $17.81 per share becomes exercisable starting December 8, 2007 with twenty percent being exercisable on this date and an additional forty percent being exercisable on December 8, 2008 and 2009, respectively.

(19) Mr. Miniger's 1,500 share restricted stock award granted on December 8, 2006 for $.06 2/3 per share will vest in full on December 8, 2010.

(20) Mr. Richardson's 33,750 options granted on September 16, 2004 at $8.77 per share became exercisable starting September 16, 2005 with twenty percent being exercisable on this date and an additional forty percent being exercisable on September 16, 2006 and 2007, respectively.

(21) Mr. Richardson's 22,500 options granted on June 24, 2005 at $13.81 per share became exercisable starting June 24, 2006 with twenty percent being exercisable on this date and an additional forty percent being exercisable on June 24, 2007 and 2008, respectively.

(21) Mr. Richardson's 22,500 options granted on September 16, 2005 at $13.81 per share became exercisable starting September 16, 2006 with twenty percent being exercisable on this date and an additional forty percent being exercisable on September 16, 2007 and 2008, respectively.

(22) Mr. Richardson's 22,500 options granted on December 8, 2006 at $17.81 per share becomes exercisable starting December 8, 2007 with twenty percent being exercisable on this date and an additional forty percent being exercisable on December 8, 2008 and 2009, respectively.

(23) Mr. Richardson's 4,500 share restricted stock award granted on December 8, 2006 for $.06 2/3 per share will vest in full on December 8, 2010.

Option Exercises and Stock Vested

The following table sets forth certain information regarding options and stock awards exercised and vested, respectively, by each of our Named Executive Officers during the fiscal year ended December 31, 2006.

Option Exercises and Stock Vested Table

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Dino A. Rossi	95,850	$1,178,936	-	-
Francis J. Fitzpatrick	55,688	$632,119	-	-
David F. Ludwig	-	-	-	-
Robert T. Miniger	-	-	-	-
Paul H. Richardson	36,113	$335,055	-	-

(1) Value realized represents the excess of the fair market value of the shares at the time of exercise over the exercise price of the options.

Termination of Employment and Change of Control Arrangements

Agreement with Dino A. Rossi. We entered into an employment agreement with Dino A. Rossi on January 1, 2001, which provides for automatic one-year extensions of the employment term unless either party provides written notice of its intention not to extend the agreement within 60 days of the end of the then-current term. Mr. Rossi receives an annual base salary of $362,302 in 2007, an annual incentive bonus and medical and other benefits. Mr. Rossi's bonus is targeted to be 50% of his base salary for the appropriate year, although he may be entitled to up to 100% of his base salary as bonus.

If we terminate Mr. Rossi's Employment Agreement for other than for cause or in the event Mr. Rossi terminates his employment under certain limited circumstances effectively amounting to a constructive termination, he will be entitled to severance payments of 150% of his then current annual salary, plus the pro rata portion of the annual bonus he would have received had he been employed by us through the end of the full fiscal year in which the termination occurred. If such termination by the Company occurs within two years after a change of control event, he would be entitled to severance payments equal to 200% of the sum of his then current annual salary plus the annual bonus earned by him for the fiscal year immediately preceding the year in which the change of control event occurred. If Mr. Rossi were to terminate his employment prior to the second anniversary of such a change of control event, he would be entitled to severance payments equal to 100% of his then current annual salary. In the event of any termination by the Company entitling Mr. Rossi to severance payments, his granted but unvested options and restricted stock would immediately vest and be exercisable in accordance with their terms.

Under the Employment Agreement, if Mr. Rossi had been terminated effective December 31, 2006, he would have been paid $905,755 representing his 2007 base salary and his expected 2007 bonus and all of Mr. Rossi's granted but unvested options and restricted stock would immediately vest and be exercisable in accordance with their terms. The approximate value of such acceleration would be equal to the number of shares vested (562,275), multiplied by average of the excess of the then current stock price on the last business day of 2006 ($17.12) over the average exercise price of the options ($5.12). The total approximate gain relating to the accelerated options and restricted stock would be $6,297,848.

All of our executive officers other than Mr. Rossi are employees-at-will and, as such, do not have employment agreements with us. Therefore, we are not obligated to provide any post-employment compensation or benefits. However, upon a change of control, as defined in the 1999 Stock Plan, and at the sole discretion of the Compensation Committee, all unvested stock option grants may become exercisable and all outstanding restricted share grants may fully vest.

Director Compensation

For 2006, the Company paid each of its directors, other than Mr. Rossi, an annual fee of $18,000 and $4,000 for each Board meeting attended. For fiscal 2006, the Company also paid to each of its directors serving on Committees the following fees, plus expenses, for each Committee meeting attended: Chairman of the Audit Committee, $2,500; Chairman of the Compensation Committee, $2,000; chairman of all other Committees, $1,500; all other Committee members, $1,000. The Lead Director is paid an additional $5,000 per year. In 2006, the Board of Director approved the aforementioned compensation to be effective through December 2008.

The following table discloses the cash, equity awards, and other compensation earned, paid, or awarded, as the case may be, to each of the Company's directors (other than Mr. Rossi, whose compensation is set forth in the Summary Compensation Table above) during the fiscal year ended December 31, 2006.

Name	Fees Earned or Paid in Cash ($)	Stock Awards *(1)(2)* ($)	All Other Compensation ($)	Total ($)
Hoyt Ammidon, Jr.	$44,000	$115,560	-	$159,560
Edward McMillan	$44,000	$115,560	-	$159,560
Kenneth Mitchell	$49,000	$115,560	-	$164,560
John Televantos	$45,000	$115,560	-	$160,560
Elaine Wedral	$42,500	$115,560	-	$158,060

(1) On December 8, 2006, each director, other than Mr. Rossi, was awarded 6,750 shares of restricted stock. The shares are subject to a repurchase option in favor of the Company and to restrictions on transfer until they vest in accordance with the provisions of the Restricted Stock Purchase Agreement dated December 8, 2006 between the Company and each such director. The amounts included in the "Stock Awards" column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) adjusted to eliminate service-based forfeiture assumptions used for financial reporting purposes. These amounts include amounts related to awards granted in 2006 and in prior years. The weighted average grant date fair value per share of each award was $17.76. A discussion of the assumptions used in valuation of stock and option awards may be found in "Note 2 - Stockholders' Equity" in the

Notes to Consolidated Financial Statements of our Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on March 15, 2007.

(2) The following table shows the aggregate number of options and stock awards outstanding for each Outside Director as of December 31, 2006:

Name	Aggregate Stock Option Outstanding as of 12/31/2006	Aggregate Stock Awards Outstanding as of 12/31/2006
Hoyt Ammidon, Jr.	38,011	13,500
Edward McMillan	41,386	13,500
Kenneth Mitchell	38,011	13,500
John Televantos	4,500	13,500
Elaine Wedral	29,623	13,500

In December, 2006, each director entered into Restricted Stock Purchase Agreements with the Company to purchase the Company's Common Stock pursuant to the Company's 1999 Stock Plan. These Agreements replace the stock option plan that non-employee directors participated in prior years.

Under the Agreements, each of Mr. Ammidon, Jr., Dr. Televantos, Mr. McMillan, Mr. Mitchell and Dr. Wedral purchased 4,500 shares of the Company's Common Stock at the purchase price of $.06-2/3 per share. The purchased stock is subject to a repurchase option in favor of the Company and to restrictions on transfer until it vests in accordance with the provisions of the Agreements. The purchased stock will vest in full seven years from the date of the Agreements, provided the purchaser is still a director of the Company on that date. The purchased stock will also vest in full prior to seven years upon: (1) the purchaser's retirement from the Company's Board of Directors at or after age 70; (2) the purchaser's death or major disability, (3) the purchaser's resignation from the Company's Board of Directors due to a conflict of interest or serious illness, and (4) a change of control of the Company (as defined in the Agreements). The purchased shares will not vest and the Company may repurchase all of the purchased shares at a purchase price of $.06-2/3 per share in the event of gross misconduct on the part of the purchaser in the performance of his or her duties as a director of the Company prior to vesting, as determined by majority vote of the Board of Directors. A pro rated amount of the purchased shares may be repurchased by the Company at a purchase price of $.06-2/3 per share in the event the purchaser ceases to be a director of the Company prior to vesting of the purchased shares for any reason other than gross misconduct.

The Company does not pay any other direct or indirect compensation to directors in their capacity as such.

Related Party Transactions

Other than the compensation and employment arrangements described above, we have not entered into any transactions with any of our directors or executive officers or their immediate family members in 2006.

In accordance with our Audit Committee charter, our Audit Committee is responsible for reviewing and approving the terms and conditions of all related party transactions, including any transaction in which any of our directors, director nominees, executive officers or holders of more than 5% of our capital stock have or will have a direct or indirect material interest. If we were to do so, any such transaction would need to be approved by our Audit Committee prior to us entering into such transaction. A report is made to our Audit Committee annually disclosing all related parties that are employed by us and related parties that are employed by other companies that we had a material relationship with during that year, if any. The Audit Committee, as well as the full Board of Directors, reviews any potential transactions which may involve related parties at least once per calendar year.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information, as of December 31, 2006, with respect to shares of the Company's Common Stock that may be issued pursuant to awards under the 1999 Stock Plan, described above, as well as under the Company's prior stock option plans, which plans were replaced by the 1999 Stock Plan. These plans are the Company's only equity compensation plans approved by security holders, and there are no equity compensation plans that have not been approved by security holders. It should be noted that shares of the Company's Common Stock may be allocated to, or purchased on behalf of, participants in the Company's 401(k)/Profit Sharing Plan (described above). Consistent with Securities and Exchange Commission regulations governing equity compensation plans, information relating to shares issuable or purchased under the Company's 401(k)/Profit Sharing Plan is not included from the table below.

Plan Category	(a) Number of shares to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price per share of outstanding options, warrants and rights	(c) Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
Equity compensation plans approved by security holders	2,282,418	$9.64	721,953
Equity compensation plans not approved by security holders	-	-	-
Total	2,282,418	$9.64	721,953

Security Ownership of Certain Beneficial Owners and of Management

The table below sets forth as of April 7, 2007, the number of shares of Common Stock beneficially owned by (i) each director, (ii) each of the Named Executive Officers who is currently an officer of the Company, (iii) each beneficial owner of, or institutional investment manager exercising investment discretion with respect to, 5% or more of the outstanding shares of Common Stock known to the Company based upon filings with the Securities and Exchange Commission, and (iv) all directors and executive officers of the Company as a group, and the percentage ownership of the outstanding Common Stock as of such date held by each such holder and group:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Ashford Capital Management, Inc.(3)	1,732,245	9.7%
Kayne Anderson Rudnick Investment Management, LLC (4)	1,412,253	7.9%
Royce & Associates (5)	894,413	5.0%
Segall, Bryand & Hamill (6)	876,905	4.9%
Dino A. Rossi (7)*	362,455	2.0%
Frank Fitzpatrick (8)*	160,377	**
David F. Ludwig (9)*	106,509	**
Kenneth P. Mitchell (10)*	59,779	**
Edward L. McMillan (11)*	55,831	**
Hoyt Ammidon, Jr. (12)*	51,511	**
Robert T. Miniger (13)*	47,247	**
Elaine R. Wedral (14)*	43,123	**
Paul Richardson (15)*	20,647	**
John Televantos(16)*	18,000	**
All directors and executive officers as a group (11 persons) (17)	934,444	5.2%

Shares Outstanding April 7, 2007 17,832,980

* Such person's address is c/o the Company, P.O. Box 600, New Hampton, New York 10958.

** Indicates less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares which may be acquired upon exercise of stock options which are currently exercisable or which become exercisable within 60 days after the date of the information in the table are deemed to be beneficially owned by the optionee. Except as indicated by footnote, and subject to community property laws where applicable, to the Company's knowledge, the persons or entities named in the table above are believed to have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) For purposes of calculating the percentage of outstanding shares held by each person named above, any shares which such person has the right to acquire within 60 days after the date of the information in the table are deemed to be outstanding, but not for the purpose of calculating the percentage ownership of any other person.

(3) Based upon information provided in a Schedule 13G for such entity filed with the SEC. Such entity's address as reported in its Schedule 13G is P.O. Box 4172, Wilmington, DE 19807.

(4) Based upon information provided in Schedule 13G for such entity filed with the SEC. Such entity's address as reported in its Schedule 13G is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067.

(5) Based upon information provided in a Schedule 13G for such entity filed with the SEC. Such entity's address as reported in its Schedule 13G is 1414 Avenue of the Americas New York, NY 10019

(6) Based upon information provided in a Schedule 13G for such entity filed with the SEC. Such entity's address as reported in its Schedule 13G is 10 S.Wacker Dr., Chicago, IL 60606.

(7) Consists of 316,350 shares such person has the right to acquire pursuant to stock options, 13,500 shares of restricted stock, 12,355 shares held in such person's Company 401(k)/profit sharing plan account, and 20,250 shares held directly.

(8) Consists of 141,075 shares such person has the right to acquire pursuant to stock options, 4,500 shares of restricted stock, 9,739 shares held in such person's Company 401(k)/profit sharing plan account, and 5,063 shares held directly.

(9) Consists of 85,725 shares such person has the right to acquire pursuant to stock options, 3,000 shares of restricted stock, 6,534 shares held in such person's Company 401(k)/profit sharing plan account, and 11,250 shares held directly.

(10) Consists of 38,011 shares such person has the right to acquire pursuant to stock options, 13,500 shares of restricted stock, and 8,268 shared held directly.

(11) Consists of 41,386 shares such person has the right to acquire pursuant to stock options, 13,500 shares of restricted stock, and 945 shared held directly.

(12) Consists of 38,011 shares such person has the right to acquire pursuant to stock options and 13,500 shares of restricted stock.

(13) Consists of 47,247 shares such person has the right to acquire pursuant to stock options, 1,500 shares of restricted stock and 3,006 shares held in such person's Company 401(k)/profit sharing plan account.

(14) Consists of 29,623 shares such person has the right to acquire pursuant to stock options and 13,500 shares of restricted stock.

(15) Consists of 14,400 shares such person has the right to acquire pursuant to stock options, 4,500 shares of restricted stock and 1,747 shares held in such person's Company 401(k)/profit sharing plan account.

(16) Consists of 4,500 shares such person has the right to acquire pursuant to stock options, and 13,500 shares of restricted stock.

(17) Consists of options to purchase 751,822 shares, 94,500 shares of restricted stock, 33,381 shares in the accounts of five executive officers under the Company's 401(k)/profit sharing plan, and 45,776 shares held by individuals directly.

Audit Committee Report

The following report of the Audit Committee shall not be deemed to be soliciting material or to be filed with the Securities and Exchange Commission or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically requests that the information be treated as soliciting material or that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The Board of Directors has appointed an Audit Committee consisting of three directors. Each member of the Audit Committee is independent as defined under the Nasdaq Marketplace Rules applicable to audit committee members. The Board of Directors has adopted a written charter with respect to the Audit Committee's responsibilities. The Audit Committee oversees the Company's internal and independent auditors and assists the Board of Directors in overseeing matters relating to the Company's financial reporting process.

In fulfilling its responsibilities, the Audit Committee reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2006 with management and discussed the audit with McGladrey & Pullen, LLP

("M&P"), the Company's independent auditors. The Audit Committee also discussed with the Company's independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), as amended. This included a discussion of the independent auditors' judgment as to the quality, not just the acceptability, of the Company's accounting principles as applied to the Company's financial reporting, and such other matters that generally accepted auditing standards require to be discussed with the Audit Committee. The Audit Committee also received from M&P the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and the Audit Committee discussed with M&P and management M&P's independence.

Management is responsible for maintaining internal controls over financial reporting and assessing the effectiveness of internal control over financial reporting. The independent registered public accounting firm's responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on their audit. In fulfilling its oversight responsibilities, the Audit Committee reviewed the Company's assessment process of internal controls over financial reporting. The Audit Committee reviewed with the independent registered public accounting firm any deficiencies that had been identified during their engagement.

The Audit Committee also considered whether the provision of non-audit services by M&P to the Company is compatible with M&P's independence. M&P advised the Audit Committee that M&P was and continues to be independent accountants with respect to the Company.

Based upon the reviews and considerations referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2006 for filing with the Securities and Exchange Commission.

The Audit Committee has also recommended the Board of Directors approve the selection of M&P as the Company's independent auditors for 2007.

Hoyt Ammidon, Jr.
Edward L. McMillan
Kenneth P. Mitchell

being the members of the Audit
Committee of the Board of Directors

Quorum Required

Maryland law and the Company's By-laws require the presence of a quorum for the Meeting, defined as the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the Meeting. Abstentions and broker non-votes will be treated as "present" for purposes of determining whether a quorum has been reached.

Broker non-votes are shares held by brokers or nominees that are present in person or represented by proxy, but are not voted on a particular matter because instructions have not been received from the beneficial owner and the broker or nominee does not have discretion to vote without such instructions. Brokers and nominees generally do not have such discretion when the matter is deemed by Nasdaq to be "non-routine." However, Nasdaq generally considers the election of directors to be a "routine" matter with respect to which brokers and nominees could vote shares held by them in street-name in their discretion absent any instructions received from the beneficial owners of such shares.

Voting Securities

Stockholders of record on April 24, 2007 (the "Record Date") will be eligible to vote at the Meeting. The voting securities of the Company consist of its Common Stock, $.06-2/3 par value, of which 17,833,430 shares were outstanding on the Record Date. Each share of Common Stock outstanding on the Record Date will be entitled to one vote.

Stockholder Proposals for 2008 Annual Meeting

From time to time, the stockholders of the Company may wish to submit proposals which they believe should be voted upon by the stockholders. The Securities and Exchange Commission has adopted regulations which govern the inclusion of such proposals in the Company's annual meeting proxy materials. All such proposals must be submitted to the Secretary of the Company at the Company's principal executive offices no later than December 27, 2007 in order to be considered for inclusion in the Company's year 2008 proxy materials. With respect to any stockholder proposal not submitted for inclusion in the Company's year 2008 proxy materials, the proxy for such meeting will confer discretionary authority to vote on such proposal unless the Company is notified of such proposal not later than March 19, 2008 (45 days prior to the anniversary of the date this Proxy Statement is first being sent to stockholders).

Matters Not Determined at the Time of Solicitation

The Board of Directors is not aware of any matters to come before the Meeting other than as described above. If any matter other than as described above should come before the Meeting, then the persons named in the enclosed form of proxy will have discretionary authority to vote all proxies with respect thereto in accordance with their judgment.

Approval of any other matter that may come before the Annual Meeting will be determined by the vote of a majority of the shares of Common Stock present in person or by proxy at the Annual Meeting and voting on such matters. With respect to an abstention, the shares will be considered present and entitled to vote at the Annual Meeting and they will have the same effect as votes against the matter. With respect to broker non-votes, the shares will not be considered entitled to vote at the Annual Meeting for such matter and the broker non-votes will have the practical effect of reducing the number of affirmative votes required to achieve a majority vote for such matter by reducing the total number of shares from which the majority is calculated.

New Hampton, New York

The Annual Report to Stockholders of the Company for the fiscal year ended December 31, 2006 is being mailed to stockholders with these proxy materials. The Annual Report does not form part of these proxy materials for the solicitation of proxies.

END